REPORT ON THE

MINERAL RESOURCES & MINERAL RESERVES

OF THE

STAWELL GOLD MINE

In the State of Victoria, Australia

Prepared for

KIRKLAND LAKE GOLD LTD

Effective Date December 31, 2016

Dated March 30, 2017

Authors: John Winterbottom MAIG

Ian Holland FAusIMM

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Important Notice

This Technical Report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) for Kirkland Lake Gold Ltd. (Kirkland Lake Gold). The data, information, estimates, conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with: the information available at the time of preparation; the data supplied by outside sources, which has been verified by the authors as applicable; and the assumptions, conditions and qualifications set forth in this Technical Report.

Cautionary Note with Respect to Forward-Looking Information

Certain information and statements contained in this Technical Report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes or developments that Kirkland Lake Gold Ltd. and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, assumptions and parameters underlying the life of mine update not being realized, a decrease in the future gold price, discrepancies between actual and estimated production, changes in costs (including labour, supplies, fuel and equipment), changes to tax rates; environmental compliance and changes in environmental legislation and regulation, exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the technical report. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; operating and capital costs; the Company’s ability to attract and retain skilled staff; sensitivity to metal prices and other sensitivities; the supply and demand for, and the level and volatility of the price of, gold; the supply and availability of consumables and services; the exchange rates of the Canadian dollar to the U.S. dollar; energy and fuel costs; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; market competition; ongoing relations with employees and impacted communities and general business and economic conditions. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof, or such other date or dates specified in such statements.

i

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

All forward-looking statements in this Technical Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Kirkland Lake Gold Ltd. and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

Non-IFRS Financial Performance Measures

Kirkland Lake Gold has included a non-IFRS measure “total site costs”, “total site costs per ounce” and various unit costs in this Technical Report. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

v

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

3

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

i

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

FIGURES		PAGE

FIGURE 1-1	MAP HIGHLIGHTING LOCATION OF STAWELL GOLD MINES	3
FIGURE 4-1	LOCATION MAP OF THE MIN5260 LEASE.	14
FIGURE 4-2	AERIAL VIEW OF THE MIN5260 LEASE INDICATING UNDERGROUND AND SURFACE PIT LOCATIONS	15
FIGURE 4-3	STAWELL GOLD MINES REGIONAL VICTORIA TENEMENT AREAS	16
FIGURE 4-4	LOCAL MINE GRID USED AT STAWELL GOLD MINES	20
FIGURE 6-1	ANNUAL GOLD PRODUCTION 1984 TO 2016	24
FIGURE 6-2	ANNUAL PROCESSING PLANT PRODUCTION 1984 TO 2016	25
FIGURE 7-1	IMAGE SHOWING LACHLAN FOLD BELT, LOCATING STAWELL ON THE WESTERN BOUNDARY	27
FIGURE 7-2	D1 TO D5 DUCTILE AND BRITTLE EVOLUTION OF THE STAWELL SYSTEM. FROM MILLER ET AL. 2006	31
FIGURE 7-3	EVOLUTION OF THE STAWELL SYSTEM FROM 420 TO 380 MA (MODIFIED FROM MILLER & WILSON 2004A)	32
FIGURE 7-4	MINE GEOLOGY CROSS-SECTION HIGHLIGHTING ARCHITECTURE OF THE MAGDALA AND GOLDEN GIFT ORE BODIES	34
FIGURE 7-5	PLAN VIEW GEOLOGICAL INTERPRETATION OF THE STAWELL STRUCTURAL AND STRATIGRAPHIC ARCHITECTURE AT 1000MRL	35
FIGURE 7-6	STAWELL GOLD MINES WEST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF THE MINERALIZED ORE BLOCKS	36
FIGURE 7-7	STAWELL GOLD MINES EAST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF THE MINERALIZED BLOCKS	37
FIGURE 7-8	EXAMPLE OF CENTRAL LODE MINERALIZATION	39
FIGURE 7-9	EXAMPLE OF BASALT CONTACT MINERALIZATION	40
FIGURE 7-10	TYPICAL CROSS-SECTION THROUGH AURORA B ZONE SHOWING THE CURRENTLY INTERPRETED GEOLOGICAL SETTING	43
FIGURE 7-11	GENERAL CROSS SECTION OF THE USF2 AREA	44
FIGURE 7-12	GENERAL CROSS SECTION OF THE BELOW SCOTCHMAN’S FAULT AREA	45
FIGURE 7-13	SCHEMATIC CROSS SECTION SHOWING LOCATION OF FEDERAL ALBION SOUTH AREA	46
FIGURE 7-14	TYPICAL CROSS-SECTION THROUGH THE FEDERAL ALBION AREA SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING	47
FIGURE 7-15	CROSS SECTIONAL PROJECTION MORAY 279 NORTHING	48
FIGURE 7-16	TYPICAL CROSS-SECTIONS THROUGH MARINERS AREA SHOWING CURRENTLY INTERPRETED GEOLOGICAL SETTING	49
FIGURE 7-17	SECTION THROUGH MARINERS LODE SHOWING STRUCTURAL COMPLEXITY AND FAULT OFFSETTING.	50
FIGURE 7-18	SECTION THROUGH MARINERS AND ALLENS LODES STRUCTURAL COMPLEXITY AND OFFSETTING	51
FIGURE 7-19	SECTION 5840 THROUGH SOUGH PIT SHOWING IRON DUKE AND MAGDALA LODES	51
FIGURE 7-20	SECTION 5090 THROUGH THE MAGDALA MINERALIZATION	52
FIGURE 9-1	MINE GEOLOGY LONGITUDINAL SECTION OUTLINING NEAR MINE EXPLORATION ON WEST FLANK FROM JANUARY 2016 TO DECEMBER 2016	55
FIGURE 9-2	MINE GEOLOGY LONGITUDINAL SECTION OUTLINING NEAR MINE EXPLORATION ON EAST FLANK FROM JANUARY 2016 TO DECEMBER 2016	56
FIGURE 9-3	2016 PROJECT LOCATION PLAN	57
FIGURE 9-4	MINE GEOLOGY LONGITUDINAL SECTION OUTLINING PROPOSED NEAR MINE EXPLORATION FOR 2017, EAST FLANK	59
FIGURE 9-5	REGIONAL TENEMENTS ELS 3008, 5443 AND 5474 SUPERIMPOSED ON AEROMAGNETIC 1VD TMI IMAGE OUTLINING REGIONAL EXPLORATION PROSPECTS	64
FIGURE 9-6	REGIONAL TENEMENTS ELS 3008, 5443 AND 5474 SUPERIMPOSED ON AEROMAGNETIC 1VD TMI IMAGE OUTLINING ONGOING REGIONAL EXPLORATION FOR 2017	66
FIGURE 10-1	SGM DIAMOND DRILLING PROCESS FLOWSHEET	74
FIGURE 10-2	TYPICAL SLUDGE DRILLING FANS COMPLETED FROM AN ORE DEVELOPMENT DRIVE	76
FIGURE 10-3	LONGITUDINAL SECTION VIEW (TOP), CROSS SECTION VIEW (BOTTOM LEFT) AND PLAN VIEW (BOTTOM RIGHT) OF THE FAS MINERALIZED DOMAIN AND ALL UNDERGROUND DIAMOND DRILLHOLES USED TO CONSTRAIN THE MOST RECENT FEDERAL ALBION SOUTH MINERAL RESOURCE ESTIMATE	77
FIGURE 10-4	PLAN VIEW (TOP LEFT), CROSS SECTION VIEW (TOP RIGHT) AND LONGITUDINAL SECTION VIEW (BOTTOM) OF THE USF2 MINERALIZED DOMAINS SHOWING ALL UNDERGROUND DIAMOND DRILLHOLES USED TO CONSTRAIN THE MOST RECENT MINERAL RESOURCE ESTIMATE	78
FIGURE 10-5	BIG HILL PLAN VIEW (TOP) AND CROSS SECTION VIEWS (A-B AND C-D)	79
FIGURE 10-6	PLAN SHOWING BIG HILL PIT USED FOR RESOURCE REPORTING, DRILL COVERAGE AND DRILL ORIENTATIONS	80
FIGURE 10-7	PLOT OF DRILLHOLE SURVEY METHOD	82
FIGURE 10-8	MAGNETIC DECLINATION CORRECTION AS CURRENTLY APPLIED TO STAWELL GOLD MINES DRILLHOLE DATA	82
FIGURE 10-9	EXAMPLE OF THE CHECK PLOTS USED TO CORRECT DOWN-HOLE SURVEY AZIMUTH INFORMATION	83
FIGURE 10-10	AN EXAMPLE OF THE DIAMOND DRILLCORE PHOTOGRAPHS STORED DIGITALLY FOR ALL DIAMOND DRILLCORE	84
FIGURE 11-1	STAWELL GOLD MINES DRILL CORE SAMPLE PREPARATION, ASSAY AND QA/QC FLOWSHEET	90
FIGURE 11-2	ASSAY STANDARD PERFORMANCE FOR FAS DATA (STANDARD DEVIATION TO THE EXPECTED VALUE) G/T AU	96
FIGURE 11-3	STANDARD PERFORMANCE CONTROL CHARTS ALL ASSAYS IN 2016	97
FIGURE 11-4	BLANK STANDARD PERFORMANCE FOR 2016	98
FIGURE 11-5	PRECISION OF THE CRUSHER FOR THE 2016 PERIOD	99
FIGURE 11-6	SAMPLE SPLITS (CRUSH SIZE FRACTION SPLIT) COMPARISON FOR THE 2016 PERIOD	99
FIGURE 11-7	PRECISION OF THE LAB DUPLICATE DATA FOR 2016 ASSAYS	100
FIGURE 11-8	ASSAY DUPLICATE COMPARISON OF THE LAB DUPLICATE DATA FOR THE 2016 PERIOD	101
FIGURE 11-9	PRECISION OF THE LAB REPEAT DATA FOR 2016 ASSAYS	101
FIGURE 11-10	LOG-LOG GRAPHICAL REPRESENTATION OF THE ASSAY REPEATS FOR 2016 ASSAYS	102
FIGURE 14-1	WEST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF MINERAL RESOURCE AREAS AS OF DECEMBER 31, 2016	109
FIGURE 14-2	EAST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF MINERAL RESOURCE AREAS AS OF DECEMBER 31, 2016	110
FIGURE 14-3	STOPE RECONCILIATION	111
FIGURE 14-4	DEVELOPMENT AND PRODUCTION RECONCILIATION BY AREA FOR 2016	111
FIGURE 14-5	BELOW SM250, GEOLOGY OVERLAP WITH BIG HILL MODEL	123
FIGURE 14-6	LONGITUDINAL SECTION OF BIG HILL DOMAIN 601 SHOWING COMPOSITES (AU G/T) WHICH HAVE A PLUNGE	131
FIGURE 14-7	PLAN OF BIG HILL DOMAIN BIG 602 SHOWING COMPOSITES (AU G/T) WHICH HAVE NO PREFERRED PLUNGE	132
FIGURE 16-1	BIG HILL SURFACE MINING METHOD SCHEMATIC	153
FIGURE 16-2	BIG HILL SURFACE MINING SCHEDULE	154
FIGURE 16-3	EXCAVATOR REQUIREMENTS FOR BIG HILL	156
FIGURE 16-4	HAUL TRUCK REQUIREMENTS FOR BIG HILL	156

ii

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

iii

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

1    EXECUTIVE SUMMARY

This technical report has been prepared for Kirkland Lake Gold Ltd. (Kirkland Lake Gold), the beneficial owner of the Stawell Gold Mine. Kirkland Lake Gold is listed on the Toronto Stock Exchange under the ticker symbol “KL”. On November 30, 2016, Newmarket Gold Inc. (“Newmarket”) combined with Kirkland Lake Gold Inc. and the combined company was renamed Kirkland Lake Gold Ltd, which has 100% ownership of the Stawell Gold Mine. As used in this Technical Report, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the subsidiaries. Reference to “Newmarket Gold” means the Company when it was previously named Newmarket Gold and its subsidiaries, prior to the completion of the arrangement with Kirkland Lake Gold Inc.

It has been prepared in accordance with the requirements of the National Instrument 43-101 – Standards of Disclosure for Mineral Projects and updates material changes to the Mineral Resource and Mineral Reserve position as of December 31, 2016.

The Mineral Resources and Mineral Reserve estimate for Stawell Gold Mines is a summation of a number of individual estimates for various ore bodies and geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260.

The Stawell Gold Deposit was discovered in the mid 1850’s during the Victorian gold rush, which saw the discovery and exploitation of significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920’s and after a prolonged period of sporadic exploration, mining operation recommenced in 1981. Mining operations and various levels of exploration and resource development activities have been continuous since 1981 and as such the project has significant past production and development history, which is discussed in this technical report and also utilized during the compilation of the Mineral Resource and Mineral Reserve estimates.

Since the publication of the previous 2015 Technical Report, Kirkland Lake placed the underground mine and processing facility on care and maintenance. Prior to this date (December 13, 2016) Newmarket Gold drilled and re-estimated the Mineral Resource for some of the deposits within the Stawell underground mine. No underground Mineral Reserves have been reported within those Mineral Resources as they no longer warrant the financial considerations required to fulfill the requirements of a Mineral Reserve.

In June 2014 the Big Hill Surface Resource and Reserve were reported in the Technical Report on the Big Hill Enhanced Development Project at Stawell Gold Mines.

This technical report has been prepared by a number of the Stawell Gold Mines personnel. The report utilizes information available within Kirkland Lake Gold’s technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the Stawell Gold Mines’ mine geological and mine engineering teams.

John Winterbottom and Ian Holland are qualified persons as defined by NI 43-101 and accept overall responsibility for the preparation of all sections of this technical report, including the preparation of the Mineral Resources as reported in Section 14.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

1.1	PROJECT DESCRIPTION AND OWNERSHIP

Stawell Gold Mines is located in the Australian State of Victoria, located 250km northwest of the city of Melbourne and 2km from the Township of Stawell, FIGURE 1-1.

Stawell Gold Mines principal approval is its Mining Lease MIN5260, (see Figure 4-2) issued by the Victorian State Government under the Sustainable Development Act. This MIN5260 lease (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga Mines and is located both under and around the Township of Stawell with an area of approximately 1,000.58ha.

Stawell is an historic goldfield that produced 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. In 1981, Stawell Gold Mines was re-opened by the Western Mining Corporation (WMC)/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984, the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga Mine (two kilometers south of Magdala). The Wonga Open Cut operated from 1984 to 1987 and produced 778,847t, recovering 69,159oz of gold. The Davis Open Cut operated from 1987 to 1989 and produced 154,525t for 8,992 recovered ounces of gold.

In December 1992, the operation was acquired in a 50/50 joint venture by Mining Project Investors Pty Ltd. (MPI) and Pittston Mineral Ventures (Pittston). The joint venture continued until 2004, during which time there was a record of continued exploration success with the discovery of additional mineralized deposits that were subsequently mined.

In February 2004, MPI acquired Pittston’s 50% share of the project. In November 2004, a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd. (Leviathan) was floated in December 2004. In January 2007 Perseverance Corporation Limited (Perseverance) acquired Leviathan. Perseverance was acquired by Northgate Minerals Corp. (Northgate) on February 18, 2008. Northgate was acquired by AuRico Gold Inc. (AuRico) in October 2011.

Crocodile Gold Corp (Crocodile Gold) completed their acquisition of Stawell Gold Mines from AuRico on May 4, 2012. In 2012, Crocodile Gold transitioned the underground mine to a smaller scale operation whereby the lower levels of the mine were closed off (flooded and not ventilated) and mining focused on the upper levels and lower grade stock. On July 14, 2015 a merger between Newmarket Gold Inc. and Crocodile Gold was completed to form Newmarket Gold. On November 30, 2016, Newmarket Gold Inc. (“Newmarket”) combined with Kirkland Lake Gold Inc. and the combined company was renamed Kirkland Lake Gold Ltd, which has 100% ownership of Stawell Gold Mines. As used in this Technical Report, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the subsidiaries. Reference to “Newmarket Gold” means the Company when it was previously named Newmarket Gold and its subsidiaries, prior to the completion of the arrangement with Kirkland Lake Gold Inc. Kirkland Lake Gold Ltd placed the Stawell Gold Mine site inclusive of the underground operations and processing plant into care and maintenance from the December 13, 2016.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

1.2	GEOLOGY & MINERALIZATION

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment, which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. The Stawell-Wildwood corridor therefore represents a significant structural high in an up-thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. The stratigraphy at Stawell is divided into three principal units: Magdala Basalt, Albion Formation and Leviathan Formation. The dominant feature at Stawell is the 1.2km wide, doubly plunging, northwest-striking Magdala Basalt dome. The Magdala Basalt is made up of a series of basalt noses, interpreted to be flow sheets, which now dip to the southwest and plunge to the northwest. Areas of sedimentation are present between the basalt noses and are locally termed ‘waterloos’.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

There are three mineralization styles at Stawell, these being Magdala (separated into west and east flanks), Golden Gift and Wonga. The Magdala and Golden Gift ore types are hosted within the Magdala Volcanogenic. Within the Magdala Deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. The east flank mineralization introduces a new ore type: the Hampshire Lode.

Gold occurs as free gold, frequently associated with pyrite, pyrrhotite and arsenopyrite.

1.3	EXPLORATION, DEVELOPMENT AND OPERATIONS

The Stawell Gold Mine site, inclusive of the underground operations and processing plant transitioned into care and maintenance as of the December 13, 2016. An underground exploration program exploring the potential for economic mineralization on the Eastern Flank is to continue during 2017 (Section 9).

There is no current mine plan and no reportable underground Mineral Reserves.

1.4	MINERAL RESOURCES AND MINERAL RESERVES

1.4.1	TOTAL STAWELL GOLD MINES INVENTORY

The total Mineral Resource estimate for the Stawell Gold Mines operations is listed in Table 1-1.

This Stawell Gold Mines Mineral Resource is categorized as Underground (Table 1-1), and Big Hill Surface (Table 1-2). These are all located on the same Mining Lease and share the Processing Facility.

TABLE 1-1 STAWELL GOLD MINES MINERAL RESOURCE AS AT DECEMBER 31, 2016

Stawell Gold Mines Resource
Classification	Tonnes (kt)	Gold Grade g/t	Ounces Gold (koz)
Measured	81	3.67	10
Indicated	3,624	2.03	236
Total (Measured and Indicated only)	3,705	2.07	246
Inferred	1,127	2.89	105

Notes:

1.	All Mineral Resources have been estimated in accordance with CIM Standards (2014).
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources were estimated using the following parameters:
(a)	Gold price of US$1,200/oz (A$1,500/oz);
(b)	Cut-off Grade of 0.35 g/t Au for Big Hill Surface Mineral Resources;
(c)	Cut-off Grade applied was variable for underground Mineral Resources. Grades used were as follows:
– 2.0 g/t Au for Mariners and Big Hill outside of current pit optimisation, – 2.3 g/t Au for all remaining underground Mineral Resources.
4.	Underground and surface Mineral Resource estimates were prepared under the supervision of Mr John Winterbottom, MAIG.
5.

The QP believes that the stated Mineral Resources is a realistic inventory of mineralization, which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

6.

The quantity and grade of the reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

7.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1,000oz. Minor discrepancies in summations may occur due to rounding.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The total Mineral Reserve estimate for the Stawell Gold Mines Operations is listed below and is categorized as Big Hill Surface only. There are no reportable underground Mineral Reserves.

TABLE 1-2 TOTAL MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2016

Classification	Tonnes (kt)	Gold Grade g/t Au	Ounces Gold (koz)
Proven	0	0	0
Probable	2,700	1.51	132
Total Reserve	2,700	1.51	132

Notes:

1.	All Mineral Reserves have been estimated in accordance with CIM Standards (2014).
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Reserves were estimated using the following economic parameters: – Gold price of US$1,200/oz (A$1,500/oz),
4.	Big Hill Surface Mineral Reserve estimates were prepared under the supervision of Ian Holland, FAusIMM.
5.	Mineral Reserves are rounded to 1,000t, 0.01 g/t Au and 1,000oz. Minor discrepancies in summations may occur due to rounding.

1.5	INTERPRETATION

The data on which this updated Mineral Resource and Mineral Reserve statement is based has been collected utilizing quality systems, procedures and processes. The data collection and data storage utilized at Stawell Gold Mines and the assay quality is supported by QA/QC documentation and verifiable data. Data management systems are in place to ensure long term security of all geological information collected on site.

The gold grade estimates are based on high quality assay datasets of diamond drill core that has been spatially located, sampled and assayed using sound industry standard practices.

There is available an extensive coverage of diamond drilling reaching a drill spacing of 15m x 15m in areas that are subject to grade control drilling. Additionally, face mapping information and “sludge sample” holes logged for geology are available to construct geological models for all Mineral Resource areas. The key control on Mineral Resource estimation is an accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining. The geological personnel have a sound understanding of the mineralized system and have good practices in place to ensure quality models are produced.

In addition to the quality control and data verification procedures, the Qualified Person preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to resource interpolation. This verification used MineSight software as the primary tool to identify data problems. This allowed the omission of holes if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

1.6	CONCLUSION AND RECOMMENDATIONS

Underground production from the Western Flank mineralization continued up to December 13, 2016, when the Mine was placed on care and maintenance due to decreasing grade and high operating costs. Ongoing exploration programs are continuing at Stawell Gold Mines while it is on care and maintenance in 2017. There is no mine plan for 2017 beyond Big Hill surface permitting. Big Hill surface mining and underground eastern flank exploration provide opportunity beyond 2016.

The Stawell Mineral Resource decreased in total inventory (MI&I) over the past 12 months. A small increase in measured and indicated ounces in the Magdala Western Flank mineralization does not reflect the extent of conversion during the year. This is a result of a short time frame between delivery of the resource and mine scheduling, thus material that was converted during the reporting period is already in production in the same reporting period.

A notable decrease to the Inferred Resource in the reporting year (-16% oz) is the result of resource definition drilling and Mineral Resource conversion. During 2016 there was little addition to Inferred Resources through exploration drilling on the Eastern Flank (Aurora B), Moray 343, 486L mid-north Magdala. This was a combination of poor results (Moray 343), sparse intersection points relative to geological architecture (486L mid-north Magdala and Aurora B) and poor drill angle (Aurora B).

There is no reportable underground Mineral Reserves as the operation is on care and maintenance. Big Hill Surface Mineral Reserves remains the same.

A summary of the key recommendations is as follows:

•

Maintain the mine geological program as currently implemented to supplement currently available geological information in the preparation of detailed mine design. It is the opinion of the Authors that there remains sufficient prospectivity within the Stawell Gold Mines tenement to support the proposed programs and budgeted expenditure and it is recommended that ongoing evaluation of this potential be continued and re-evaluated as exploration results are received;

•	A detailed exploration program is presented in Section 9 of this report, including a proposed program for 2017;

•

Further investigation of the Eastern Flank mineralization should be undertaken, including a detailed structural study of the diamond drill core to understand the down-plunge position of the Aurora B Zone and the potential of the mineralized shoots to be converted to Resources. This understanding will aid in the targeting and design of further diamond drilling campaigns with the intent to extend the Inferred Resource and infill and convert to Indicated Resources;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Perform qualitative Kriging neighborhood analysis (QKNA) analysis of the Aurora B Resource Model with external consultation to ensure best practices in estimation of the Mineral Resource;

•

Undertake resource estimation risk evaluation on the Eastern Flank mineralization to determine the likely variance in grade and thickness as an aid in classification of Mineral Resource for the next reporting year;

•	Continuation of diligent QA/QC programs. The outsourcing of sample preparation in 2017 due to the closure of the site laboratory will need to be closely monitored for quality;

•	Continuation of collection of density measurements and geometallurgical testwork in areas of newly defined mineralization and geology;

•	Aurora B geotechnical studies should be conducted to aid in future mining assessments of the area; and

•	Continuation of the collection of multielement data and analysis of mineralogical trends to aid in defining additional gold mineralization.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

2    INTRODUCTION AND TERMS OF REFERENCE

2.1	INTRODUCTION

The purpose of this technical report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Stawell Gold Mines as at December 31, 2016. This technical report is prepared in accordance with NI 43-101.

This technical report has been prepared for Kirkland Lake Gold Ltd. (Kirkland Lake Gold), the beneficial owner of the Stawell Gold Mine. Kirkland Lake Gold Ltd. is listed on the Toronto Stock Exchange under the ticker symbol “KL”. On November 30, 2016 Kirkland Lake Gold Inc. and Newmarket Gold Inc., merged to form Kirkland Lake Gold Ltd.

The Stawell Gold Deposit was discovered in the mid 1850’s during the Victorian gold rush, which saw the discovery and exploitation of significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920’s and after a prolonged period of sporadic exploration, mining operations recommenced in 1981. Mining operations and various levels of exploration and Mineral Resource development activities have been continuous since 1981 and as such, the project has significant past production and development history which is discussed in this technical report and also utilized during the compilation of the Mineral Resource and Mineral Reserve estimates.

The Authors have prepared this technical report for Kirkland Lake Gold in respect of the underground Mineral Resource and Reserve of the Stawell Gold Mines, which is located adjacent to the Township of Stawell, Western Victoria, Australia. The underground operation had been in operation since 1981 and had produced in excess of 2.31Moz of gold during this period.

The Stawell Gold Mine site, inclusive of the underground operations and processing plant transitioned into care and maintenance as of the December 13, 2016. An underground program exploring the potential for economic mineralization on the Eastern Flank will continue during 2017 along with the permitting activities for the Big Hill project.

2.2	TERMS OF REFERENCE

This technical report has been prepared in accordance with the requirements of the NI 43-101 and updates changes to the Mineral Resource and Mineral Reserve position of the Stawell Gold Mines as of December 31, 2016.

The Mineral Resources estimate for the Stawell Gold Mines is a summation of a number of individual estimates for various deposits or various geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260. Details of the locations and geographical constraints of the various deposit components as of December 31, 2016 are given in Section 8. The Mineral Reserves estimate for the Stawell Gold Mines is a summation of a number of individual estimates for various methods of extraction of Mineral Resource areas contained within Mining Lease MIN5260.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

2.3	AUTHORS ’ QUALIFICATIONS & RESPONSIBILITIES

This technical report conforms to the CIM Standards on Mineral Resources and Mineral Reserves referred to in NI 43-101. The qualified persons (together, the Authors) who supervised the preparation of this technical report are:

•

Ian Holland, FAusIMM, General Manager, Victorian Operations, Kirkland Lake Gold. Ian Holland has more than 20 years in underground and surface mining including more than nine years in gold mining operations. Mr Holland has worked for Kirkland Lake Gold and its predecessors for nine years; and

•	John Winterbottom, MAIG, Geology Manager. Mr Winterbottom has over 20 years of relevant experience and has worked at Stawell Gold Mines for the last six months.

Responsibilities for the preparation of certain sections of this technical report have been assigned to individual authors as shown in Table 2-1 below. Technical Reporting Responsibilities of this technical report and such individual authors are not responsible for sections of this technical report other than those indicated in this table.

Both Authors visit the site regularly as part of their roles.

TABLE 2-1 TECHNICAL REPORTING RESPONSIBILITIES

Technical Report Section	Qualified Person	Employer
1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 17, 19, 20, 23, 24, 25, 26, 27 & 28	John Winterbottom (Geology Manager), MAIG	Kirkland Lake Gold
1, 2, 3, 15, 16, 18, 21, 22, 25, 26, 27 & 28	Ian Holland (General Manager, Victorian Operations), FAusIMM	Kirkland Lake Gold

2.4	DEFINITIONS

In this technical report, reference to the “Stawell Gold Mines” refers to the current underground mine area including and below the surface Big Hill Project.

All units, unless expressed otherwise, are in the metric system. All gold assay grades are expressed as grams per metric tonne (g/t) unless otherwise specified, with tonnages stated in metric tonnes. Gold metal is reported in troy ounces.

Unless otherwise stated, monetary values are in Australian Dollars (A$).

The following abbreviations and definitions are used throughout this technical report:

TABLE 2-2 DEFINITIONS AND ABBREVIATIONS

Abbreviation	Unit or Term
AAS	ATOMIC ABSORPTION SPECTROSCOPY
AUSIMM	AUSTRALASIAN INSTITUTE OF MINING & METALLURGY
AHD	AUSTRALIAN HEIGHT DATUM

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Abbreviation	Unit or Term
AIG	AUSTRALIAN INSTITUTE OF GEOSCIENTISTS
AMG	AUSTRALIAN MAP GRID
AU	GOLD
A$	AUSTRALIAN DOLLARS
AZI	AZIMUTH
BCM	BULK CUBIC METER
BIF	BANDED IRON FORMATION
BLEG	BULK LEACH EXTRACTABLE GOLD - ANALYSIS FOR SOIL SAMPLING
CIM	CANADIAN INSTITUTE OF MINING, METALLURGY & PETROLEUM
CIM STANDARDS	CIM DEFINITION STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES
CRF	CEMENTED ROCK FILL
DD, DDH	DIAMOND DRILLING, DIAMOND DRILLHOLE
DELWP	DEPARTMENT OF ENVIRONMENT, LAND, WATER AND PLANNING
EPA	ENVIRONMENTAL PROTECTION AGENCY
FAS	FEDERAL ALBION SOUTH
FX	FOREIGN EXCHANGE
G OR GM	GRAM(S)
G/T	GRAMS PER TONNE
GDA94	GEOCENTRIC DATUM OF AUSTRALIA (USUALLY REFERRED TO AS GDA94, OR JUST GDA) IS A COORDINATE SYSTEM FOR AUSTRALIA
GEOCD	GEOLOGICAL ROCK CODE
GWM-WATER	GRAMPIANS-WIMMERA-MALLEE WATER
HA	HECTARE (10,000 M2)
HISTORICAL RESOURCE	NON-COMPLIANT MINERAL RESOURCE AS REPORTED IN PUBLICALLY AVAILABLE DOCUMENTATION. IN NO TERMS IS THIS TYPE OF MINERAL RESOURCE TO BE INCLUDED OR QUANTIFIED BUT IS NOTED IN THIS TECHNICAL REPORT TO REFLECT PREVIOUS WORK THAT HAS BEEN COMPLETED ON DEPOSITS OUTSIDE THE CURRENT LISTING IN THIS MINERAL RESOURCE STATEMENT
IRR	INTERNAL RATE OF RETURN
JORC CODE	AUSTRALASIAN CODE FOR REPORTING OF EXPLORATION RESULTS, MINERAL RESOURCES AND ORE RESERVES PREPARED BY THE JOINT ORE RESERVES COMMITTEE OF THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY, AUSTRALIAN INSTITUTE OF GEOSCIENTISTS AND MINERALS COUNCIL OF AUSTRALIA, AS AMENDED
JV	JOINT VENTURE
LLD	LOWER LIMIT OF DETECTION
KG	KILOGRAM(S)
KM	KILOMETER(S)
MA	MILLION YEARS
M	METER (S)
MGA	MAP GRID OF AUSTRALIA
ML	MILLILITERS

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Abbreviation	Unit or Term
MT	MILLION TONNES
MTPA	MILLION TONNES PER ANNUM
MMP	MINE MANAGEMENT PLAN
MRL	MINE GRID REDUCED LEVEL (METERS)
NATA	NATIONAL ASSOCIATION OF TESTING AUTHORITIES
NMI	NEWMARKET GOLD INC.
NPV	NET PRESENT VALUE
OZ	TROY OUNCE (31.1035 G)
OZ/AN	OUNCE (GOLD) PER ANNUM
%	PER CENT BY WEIGHT
PPB	PARTS PER BILLION
PPM	PARTS PER MILLION
QA/QC	“QUALITY ASSURANCE – QUALITY CONTROL”
QKNA	QUALITATIVE KRIGING NEIGHBORHOOD ANALYSIS
QUALIFIED PERSON	“QUALIFIED PERSON” HAS THE MEANING ASCRIBED TO SUCH TERM IN NI43-101
PEA	PRELIMINARY ECONOMIC ASSESSMENT
RAB	ROTARY AIR BLAST DRILLHOLE
RC	REVERSE CIRCULATION DRILLHOLE
RL	REDUCED LEVEL
ROM	RUN OF MINE ORE PAD
T OR T	METRIC TONNE (2,204 LBS)
TSF	TAILINGS STORAGE FACILITY
UG	UNDERGROUND
USF1	UPPER SOUTH FAULT 1
$C	CANADIAN DOLLAR
US$	UNITED STATES DOLLAR
VOLC	VOLCANOGENIC
°C	DEGREES CELSIUS

2.5	MINERAL RESOURCE AND RESERVE DEFINITIONS

The following web site provides full definitions for Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions, and adopted by CIM Council on May 10, 2014.

http://web.cim.org/standards/MenuPage.cfm?sections=177&menu=178

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

3    RELIANCE ON TECHNICAL EXPERTS

This technical report has been prepared by the Authors for Kirkland Lake Gold and is based, in part, as specifically set forth below on the review, analysis, interpretation and conclusions derived from information which has been provided or made available to the Authors by Kirkland Lake Gold, augmented by direct field examination and discussion with former employees, current employees of Kirkland Lake Gold and consultants who have previously worked for past operators or are currently working for Kirkland Lake Gold. The Authors have reviewed such information and determined it to be adequate for the purposes of this Technical Report. The Authors do not disclaim any responsibility for this information.

It is the view of the Authors that the data collection, storage, and analysis methods utilized in estimating and compiling Mineral Resource estimates at Stawell Gold Mines are of sufficient quality to ensure the information is reliable and suitable for the compilation of this technical report. The Authors are not aware of any critical data that has been omitted so as to be detrimental to the objectives of this technical report. There was sufficient data provided to enable credible interpretations to be made in respect of the data. The principal Authors, believe that no information that might influence the conclusion of this technical report has been withheld from the study.

Kirkland Lake Gold used the assistance of internal employees to assist with the generation of this technical report. Below is a summary of those roles and the areas they were responsible for within this technical report.

TABLE 3-1 SITE EXPERTS WHO CONTRIBUTED TO THE TECHNICAL REPORT

Area of Contribution	Site Expert	Sections
Metallurgy and Recovery	Peter Wemyss Metallurgy Manager	17
Mine Geology and Resource	Justine Tracey Senior Resource Geologist	8, 11 & 14
Environmental Studies	David Coe Environmental Manager	3 & 20
Mining and Operations	Ross Carpenter Operations Manager	15,16, 18,21 & 22

The Author of Section 20 is also reliant on external consultants for expert advice and opinions. Where external advice has been used the appropriate parties have been referenced.

3.1	HISTORICAL INFORMATION

Information relating to historical exploration, production and Mineral Resources and Reserves, mining and metallurgy has in part been sourced from summary documentation prepared by past operators and Kirkland Lake Gold, from previously filed NI 43-101 Technical Reports and corporate filings and press releases available on the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.SEDAR.com and from other public sources. Where required the source of this information has been noted in this technical report.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Interpretations and conclusions contained herein reflect the detail and accuracy of historical exploration data available for review. Given the nature of mineral exploration, and with more detailed modern exploration work and new exploration and mining technology, more precise methods of analysis and advances in understanding of local and regional geology and mineral deposit models over time, the interpretations and conclusions contained herein are likely to change and may be found to be in error or be obsolete. As part of Kirkland Lake Gold ongoing process to improve Mineral Resource estimates, all mining information is reconciled against the models to ensure accuracy; this assists in improving the accuracy of the models. A qualified person has not done sufficient work to classifying historical estimates as current Mineral Resource or Mineral Reserves and Kirkland Lake Gold is not treating any historical estimates as current Mineral Resources or Mineral Reserves.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

4    PROPERTY DESCRIPTION & LOCATION

4.1	LOCATION

Stawell Gold Mines is located in the Australian State of Victoria, 250km northwest of the city of Melbourne and 2km from the Township of Stawell (see FIGURE 4 -1). Stawell is a rural township of approximately 6,500 people and is within the Northern Grampians Shire.

4.2	PROPERTY DESCRIPTION

Stawell Gold Mines principal approval is its Mining Lease MIN5260, (see FIGURE 4-2) issued by the Victorian State Government under the Sustainable Development Act. This MIN5260 lease (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga Mines and is located both under and around the Township of Stawell with an area of 1,000.58ha. The mining lease is comprised of private and crown land including designated crown land reserves. Designated crown land reserves require particular consideration in accordance with the Sustainable Development Act and the National Parks (Box Ironbark and Other Parks) Act 2002.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Stawell Gold Mines refers to the underground workings on Mining Lease MIN5260. Big Hill locally refers to the area approximately 1km north of the current underground mine and milling operations at Stawell Gold Mines. Stawell Gold Mines refers to the underground workings as highlighted in yellow and the Big Hill Surface Project as highlighted in pink (see FIGURE 4-2 below).

The surface project site is mainly Crown Land under the control of DELWP, with four exceptions, namely:

•	CA 11B is a Public Purpose Reserve – Committee of Management is Northern Grampians Shire Council;

•	CA 10A & 11A comprise a Reservoir Reserve – Committee of Management is GWM-Water;

•	CA 10F is freehold land owned by GWM-Water; and

•	Private land lot 11 is owned by Stawell Gold Mines.

Within the Crown Land, apart from the mine ventilation shaft, above-ground mine development and some memorials and a picnic facility, four small areas of land are developed for specific uses, namely:

•	CA 10B a former Forest Commission Reserve, containing a DELWP Fire Tower;

•	CA 10C, a former Municipal Purposes Reserve leased to Shire of Stawell is now leased to Vencorp and houses the organization’s radio communication facility;

•	CA 10D a former Police & Emergency Services Reserve, is leased to the Victorian Police. It houses the State Mobile Radio Network (Telstra); and

•	CA 10G is leased by Optus Communications and contains a mobile telephone tower and three buildings. It houses the mobile telephone facilities for Optus, Telstra and Vodafone.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

4.1	EXPLORATION MINERAL TENURE

Stawell Gold Mines comprises a package of tenements covering the Northern MMC covering an area of approximately 720km2 (see FIGURE 4-3). No tenements are under Farm-in or Joint Venture agreements. There are no Native Titles or claims on any of the tenements.

Under the Sustainable Development Act, ongoing relinquishment of tenements is required at regular intervals, these being 25% of the original tenement size at the end of year two and 35% of the original tenement size at the end of year four. Amendments to the Sustainable Development Act which came into effect on the February 1, 2012 require an additional 20% of the original tenement size at the end of year seven and 10% of the original tenement size at the end of year 10 (leaving 10% of the original tenement area). Exploration licenses that are more than 10 years old may be renewed for up to an additional two years. Further renewal may be given for a period not exceeding two years but only in exceptional circumstances and where it can be demonstrated that there is likelihood of identifying a Mineral Resource in the term. Following this term, no further renewals are allowed. Tenements that are greater than 10 years old will have the seven year and 10 year relinquishments applied (for a total of 30%) at their next renewal. An outline of current Stawell Gold Mines tenements can be found in Table 4-1 below, note that EL3008 is now the only tenement older than 10 years.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 4-1 REGIONAL TENEMENT INFORMATION

Name	Number	Area (km2)	Annual Expenditure Commitment	Grant Date	Expiry / Renewal Date	Comments
Wildwood	EL3008	352	$120,600	16/12/1988	20/06/2017	Stawell Gold Mines Managed
Glenorchy	ELA6156	24	$18,600	29/12/2016	29/12/2021	Stawell Gold Mines Managed
Barrabool	EL5443	319	$16,600	26/11/2013	25/11/2018	Stawell Gold Mines Managed
North Magdala	EL5474	8	$16,600	24/01/2013	23/01/2017	Stawell Gold Mines Managed
Stawell Gold Mines	MIN6024	14	TBA			Approval pending
Stawell Gold Mines	MIN5260	10	$899,730	31/05/1985	30/05/2020	Stawell Gold Mines Managed

EL3008 is considered a “strategic” exploration tenement under amendments to the Sustainable Development Act and any renewal of the tenement will not be subject to additional relinquishment requirements for a combined total of five years from the next renewal date after the introduction of the Amendments (June 2013). Beyond the five year term, further renewals for a period up to five years may be given only in exceptional circumstances and where it can be demonstrated that there is likelihood of identifying a Mineral Resource in that term. Following this term, no further renewals are allowed.

EL6156 was granted a five year extension with $18,600 minimum Expenditure Commitment set for 2017.

4.2	LEGISLATION AND PERMIT

Stawell Gold Mines principal approval, MIN5260, issued by the Victorian State Government under the Mineral Resources (Sustainable Development) Act 1990 (Vic) (the Sustainable Development Act) is the applicable “right to mine” title over the land described in Section 4.1. Kirkland Lake Gold is the 100% owner of the title. MIN5260 is current to 2020, when it will require to be renewed. This approval was first issued on the May 31, 1985 as ML1219 and has been amended on at least six occasions as a result of approved Work Plan variations. Attached to this title are mining license conditions upon which a Work Plan and all associated Work Plan variations are filed with the regulatory authority, the license is regularly reviewed and updated by the State according to current legislations and guidelines. Stawell Gold Mines mining license was last updated in 2011.

The license covers the areas of:

•	Work plan requirements;
•	Land use;
•	Insurances;
•	Public safety;
•	Community engagement;
•	Reporting;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Environmental impact management;
•	Rehabilitation and bonds;
•	Exploration; and
•	Hazardous material management.

Mining License 5520 was granted to Stawell Gold Mines in March 2010 to cover the northern extension of the Magdala Lodes outside MIN5260. No mining activity was undertaken on this license and exploration drilling found the prospect to be uneconomic. The license was relinquished in March 2013 and the area is now covered as Exploration License EL5474.

Apart from the primary mining legislation the Sustainable Development Act, operations on MIN5260 are subject to the additional following legislation and regulations for which all appropriate permits, (MIN5260) and approvals have been obtained.

Acts:

  Extractive Industry Development Act 1995 (Vic);
  Environment Protection Act 1970;
  Mines Act 1958;
  Planning and Environment Act 1987;
  Environmental Protection and Biodiversity Conservation Act 1999;
  National Environment Protection Council (Vic) Acts 1995;
  Flora and Fauna Guarantee Act 1988;
  Catchment and Land Protection Act 1994;
  Archaeological and Aboriginal Relics Preservation Act 1972;
  Heritage Act 1995;
  Forest Act 1958;
  Dangerous Goods Act 1985;
  Mines Safety and Inspection Act 1994;
  Drugs, Poisons and Controlled Substances Act 1981;
  Health Act 1958;
  Water Act 1989;
  Crown Land (Reserves) Act 1978;
  Radiation Act 2005;
  Sustainability Victoria Act 2005;
  Country Fire Authority Act 1958;
  Conservation, Forests and Lands Act 1987; and
  Wildlife Act 1975.

Regulations:

  Dangerous Good (Explosives) Regulations 2011;
  Dangerous Good (Storage and Handling) Regulations 2000;
  Dangerous Goods (HCDG) Regulations 2005;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines
  Occupational Health and Safety Regulations 2007;
  Forest Fire Regulations 1992;
  Biodiversity Conservation Regulation 2000;
  Drugs, Poisons and Controlled Substances (Commonwealth Standard) Regulations 2001;
  Mineral Resources (Infringements) Regulations 1991;
  Environmental Protection (Vehicle Emissions) Regulations 2003; and
  Regular reviews of legislation and regulation requirements have been completed and Stawell Gold Mines maintains all required statutory approvals to continue with mining operations.
4.3	ROYALTY AND ENCUMBERANCES

There are two royalties associated with MIN5260. The first royalty of $2.00 per ounce is payable to Mineral Ventures of Australia (MVA). The royalty agreement was signed in February 2004 and is in place until the earlier of 15 years of production or 2.5Moz of gold produced. Furthermore, this royalty agreement extends to Victorian tenements held by Leviathan Resources Ltd (now a wholly-owned subsidiary of Newmarket Gold), which included MIN5260.

The second royalty of 1% of Net Smelter Returns is payable to Alamos Gold Inc. The royalty agreement was signed in January 2015 and is in place from January 1, 2016 and in perpetuity thereafter. This royalty extends to the following tenements: EL 5474, EL 3008 and EL 4279.

4.4	ENVIRONMENTAL LIABILITIES

Stawell Gold Mines is operating under a Work Plan submitted as required under Section 3 of the general license conditions of MIN5260. A key component of this Work Plan is an Environmental Management Plan (EMP) the most recent of which was approved by the Department of Primary Industries Victoria in February 2013 in conjunction with the 2013 Processing of Mt Micke Stockpile Work Plan Variation. A requirement of the general license conditions of a mining license is to maintain the EMP and update it accordingly as work plan variations are presented.

Rehabilitation for the project is ongoing: Stawell Gold Mines entered into a cooperative research project with both Curtin and Melbourne Universities in 2000 to conduct rehabilitation trials to prepare the rehabilitation program for eventual closure of the operations. These trials were extensive and have been undertaken over many years with works ongoing with O’Kane Consultancy regarding tailings storage facility capping design. Other than the existing rehabilitation bond of A$4,803,000 lodged with the Department of State Development and Business Innovation, the project is not subject to any other environmental liabilities.

4.5	STAWELL GOLD MINES LOCAL SURVEY GRID REFERENCE

All survey data on MIN5260 is collected and stored using modified AMG co-ordinates, based on Australian Map Grid AGD 66 (Zone 54). The convention is to drop the first digit of the Northing, so 5,896,000N becomes 896,000N. The Easting value is unchanged.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The mine RL is calculated as -300m RL AHD and displayed as a negative number below surface. The RL origin is at 303.60 AHD station located adjacent to the mine on Big Hill, Stawell.

The principal local grid in use within the Mine Lease is the Stawell Gold Mines grid (also referred to as the “45 degree grid”) as shown in FIGURE 4-4. This grid is orientated 45° west of AMG north and has its origin at 5890137.479N and 659498.820E. It is convention to divide the Northing by 20 and refer to this as the section Northing line, (i.e. Northing 6200 becomes the 310 section line). Additional local grids are used as required for presentation of geological information as required.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

5.1	ACCESSIBILITY

Stawell Gold Mines is easily accessible from Melbourne via the Western Highway. Access closer to the mine site is provided through a network of sealed bitumen government roads. Roads within the mine site are unsealed and regularly maintained. The main Melbourne to Adelaide rail line passes through the Township of Stawell, which is also serviced by a local sealed airfield.

5.2	CLIMATE

The Township of Stawell is located within the southern part of the Wimmera where the climate is described as semi-arid, allowing for exploration and mining activities all year round. Stawell’s weather for the past 20 years has recorded an annual daily average temperature of 19.7°C, a daily high mean maximum of 28.1°C in February and low daily maximum mean of 12°C occurring in July. Mean annual rainfall is 562.1mm with 80.4 days per year on average recorded as having rain.

5.3	LOCAL RESOURCE

Stawell Gold Mines has been in operation for over 30 years, developing a highly experienced workforce. Many contractors, also having a long association with the mine, are available in the Township of Stawell and surrounding regions. Due to Stawell Gold Mines’ close location to the Township of Stawell many facilities are available. Within the Township area is a police station, hospital, schools and shops. Main electricity and water are also accessible.

5.4	INFRASTRUCTURE

Stawell Gold Mine’s facilities are extensive and representative of a modern gold mining operation. Surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes a tailings dam, covering 96ha and receiving 100% of gold tailings from the processing plant. Three freshwater dams occur throughout the mine lease. The mine purchases electric power from Origin Energy Australia.

Water supply is from harvested rainfall runoff, mine dewatering, recycling of process water from the tailings facility, and by way of a 1ML/day raw water right entitlement and urban customer access to potable supply from Lake Bellfield, located in the Grampians Mountains. The capacity of the site water storages is approximately 690ML. Potable water was preferentially used in the processing operations as it improves gold recovery particularly for the sulphide portion of the ore body.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

5.5	PHYSIOGRAPHY

The area surrounding Stawell is flat to gently undulating farmland with the Grampians Mountain Range and National Park 20km to the southwest. Close to the center of Stawell is Big Hill, the Township’s highest point 303.6m above mean sea level. Stawell Gold Mines is situated on the southern slope of Big Hill. Parts of the area adjacent to the mine are covered by iron bark forest.

5.6	MINING PERSONNEL

The Stawell Gold Mines is located adjacent to the Stawell Township and as a result, the mining industry within the region is well understood and supported by the surrounding centers. Mining and exploration activities have a direct impact on the manufacturing, service and hospitality sectors of the local economies.

During 2016, prior to mine being placed on care and maintenance, Stawell Gold Mines retained a workforce of 155 people, including 135 employees and 20 contractors. Current care and maintenance workforce is 22 employees and 16 contractors.

A number of contracting personnel are engaged for security services, labor hire services, drilling activities and other typical contracted activities.

5.7	PROCESSING FACILITIES

The Stawell gold plant was commissioned in 1984, undergoing a number of upgrades over the years. Current mill capacity is 110tph on underground hard rock and up to 150tph on softer oxide ore types. The treatment facility employs gravity, flotation and fine grind and CIL processes. Infrastructure on site includes a crushing system using a primary jaw crusher and then secondary cone crushers within a closed circuit, before ore is milled in a 1.3MW single-stage, rubber lined, ball mill. The ball mill grinds the ore to 80% passing 120um. The milling circuit incorporates two gravity concentrators (one Knelson, one Falcon concentrator), extracting coarse gold from the slurry prior to flotation/regrind treatment. The 3-stage flotation circuit is present to separate sulphide minerals from the gangue material for fine grinding in a stirred mill.

The leach circuit consists of 12 leach/adsorption tanks, with loaded carbon recovered from the CIL circuit eluted in one of two pressure Zadra elution columns to remove gold as an auriferous caustic-cyanide solution from which the gold is recovered by electro winning. The stripped carbon is reactivated in a horizontal kiln and returned to the CIL circuit for reuse. Tailings from the processing plant are pumped to Tailings Storage Facility No 2 located approximately 1.8km SE of the processing plant.

The Stawell processing plant is currently on care and maintenance.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

6    HISTORY

Stawell is a historic goldfield that produced 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. There was little mining activity in the Stawell area from 1926 to 1976 when Western Mining Company Resources Ltd. was granted an exploration license over the Stawell Goldfield.

In 1981, Stawell Gold Mines was reopened by a WMC/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984, the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga Mine (2km south of Magdala). A number of historical tailing dumps were retreated during this period. Towards the end of mining of the Wonga open cut (1987), the Davis open cut operation was commenced. The Davis open cut exploited the oxide material on the up-dip projection of the Magdala Deposit. The Wonga open cut operated from 1984 to 1987 and produced 778,847t, recovering 69,159oz of gold. The Davis open cut operated from 1987 to 1989 and produced 154,525t for 8,992 recovered ounces of gold.

In December 1992, the operation was acquired in a 50/50 joint venture by MPI and Pittston. At this stage, the Magdala decline was at 410m RL, while the Wonga decline was at 180-200m RL. With the acquisition, there was a clear direction to increase expenditure on resource definition drilling and near mine exploration. The joint venture continued until 2004 during which time there was a record of continued exploration success with discovery of additional mineralized deposits that were subsequently mined.

In February 2004, MPI acquired Pittston’s 50% share of the project. Exploration continued in the Golden Gift area during 2004 with the commencement of the Golden Gift south surface exploration program. In November 2004, a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd. was floated in December 2004. The resource drilling into the Golden Gift Deposit initially identified seven areas of mineralization offset from each other due to late faulting. Conversion of these areas of mineralization into ore blocks wasn’t universal but was successful in the majority of cases. The further drilling of the fault blocks also identified other mineralized surfaces previously unknown due to the faulted nature of the Golden Gift. From the increased geological understanding of the Golden Gift Deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.

In January 2007, Perseverance acquired Leviathan Resources Ltd. Perseverance was acquired by Northgate on February 18, 2008. Northgate was acquired by AuRico in October, 2011. Crocodile Gold completed their acquisition of Stawell Gold Mines from AuRico on May 4, 2012. A merger in July 2015 between Newmarket Gold Inc. and Crocodile Gold created Newmarket Gold Inc. In November, 2016, Kirkland Lake Inc. and Newmarket Gold Inc. merged to form Kirkland Lake Gold Ltd (KL Gold), who currently have 100% ownership of Stawell Gold Mines.

Production of both the Magdala and Golden Gift ore bodies had remained continuous with workings having reached to depths of -1200mRL and -1600mRL respectively. Lower mine closure was exercised by mid-2013 following the interception of the Wildcat Porphyry and subsequent exploration drilling was conducted only to determine deposit offsets beyond economic viability for the continuation of deep mine operations.

Since mid-2013 the mining and exploration methodology at the Stawell Gold Mines was adjusted as a consequence of the retreat from the mining of lower levels. The ‘lower levels’ primarily covers the Golden

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Gift ore bodies, which are located below the South Fault; from -900mRl to the lowest development level at -1646mRL. The closure of the lower levels of the mine and an adjusted cost model resulted in lower operating costs and thus allowed for consideration of lower grade material for mining. As a consequence, all undepleted material in the upper levels (above the South Fault) were reassessed for mining potential and unrecognized mineralized extensions. This allowed for a continued operating profile of around 38koz pa from both lower grade underground sources and processing low-grade surface stockpiles.

In 1999 a proposal was submitted to the Victorian State Government to establish an open pit mining operation over the area known as Big Hill. This proposal was subsequently rejected due a number of ministerial concerns and an additional application addressing these concerns was presented in 2014. Ministerial assessment raised additional concerns that Stawell Gold Mines are currently addressing.

On the December 13, 2016 the Stawell Gold Mine site inclusive of the processing plant transitioned into care and maintenance. An underground exploration program exploring the potential for economic mineralization on the Eastern Flank continues in 2017.

6.1	HISTORICAL AND MODERN PRODUCTION

Stawell is a historic goldfield having produced approximately 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. Since the commencement of mining in the modern period, 1984, until December 2015, over 2.2Moz have been produced from the Stawell Mine. A summary of annual gold production from underground is shown in FIGURE 6-1. Ore treated and head grades from underground are shown in FIGURE 6-2.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7    GEOLOGICAL SETTING AND MINERALIZATION

For additional details on the geological setting of the Stawell Project beyond those required by the scope of this technical report, the reader is referred to Fredericksen, D., Miller, G., Dincer, T. (2008).

7.1	REGIONAL GEOLOGY

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt (FIGURE 7-1). The Stawell Zone is a belt of predominantly deformed meta-sedimentary rocks representing the lower parts of the Cambro-Ordovician Lachlan Fold Belt stratigraphy bound to the west by the Moyston Fault and to the east by the Coongee Break (Vandenberg et al. 2000).

Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. These back thrusts have progressively emplaced deeper stratigraphy against shallower stratigraphy with a generally west over east sense. An apparent anomaly in this sequence is the presence of deeper magnetic stratigraphy in the Stawell-Wildwood corridor. Vandenberg et al. 2002 interprets that the Pleasant Creek Fault, to the west of the Stawell Fault, actually dips east and has an east over west sense - similar to the Moyston Fault. The Stawell-Wildwood corridor therefore represents a significant structural high in an up-thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.2	LOCAL GEOLOGY AND PROPERTY

There are three separate ore bodies defined at Stawell; the Magdala (west flank and east flank), Golden Gift and Wonga. All have differing characteristics but the same local geology is relevant to the genesis of them all.

7.2.1	STRATIGRAPHY AT STAWELL GOLD MINES

The stratigraphy at Stawell is divided into three principal units: Magdala Basalt; Albion Formation; Leviathan Formation, see FIGURE 7-4 (Squire and Wilson, 2005). Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. Squire and Wilson (2005) interpreted that the rock unit previously termed the Magdala Volcanogenics (Watchorn and Wilson, 1989) is an alteration facies that locally occurs adjacent to the Magdala Basalt.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.2.1.1 Magdala Basalt

The Cambrian aged Magdala Basalt is composed of subaqueous low-K tholeiitic lavas that exhibit an aphyric to sparsely plagioclase-phyric texture (Watchorn and Wilson, 1989; Squire and Wilson, 2005). The basalt body comprises flows ranging from 0.5m to 50m thick, pillows basalts with pillows ranging in size from 0.1 to 2m in size (Watchorn and Wilson, 1989) and monomictic basalt breccias of varying proportions (Pritchard, 2001; Squire and Wilson, 2005).

The basalts are interpreted to form part of the Victorian Cambrian greenstone sequences, which are the oldest known rocks in the Palaeozoic Lachlan Orogen and have inferred ages of 516-514Ma (Squire and Wilson, 2005). The basalts near Stawell occur as dome-like units in the footwall and hangingwall of major faults (Miller and Wilson, 2002). The Magdala Basalt, which closely resemble typical back-arc basin basalts (Kaufman, 2003; Crawford, 1988) has been interpreted to represent the medial to distal facies on the flank of a large basalt edifice upward of 500m thick (Squire and Wilson, 2005) and has similar magmatic affinities to the known basalt bodies north of Stawell, Wildwood and Kewell Basalts (Kaufman, 2003; Jupp, 2003).

7.2.1.2 Leviathan Formation

Overlying the Magdala Basalt is a 200-300m thick sequence of non-fossiliferous turbidites (Squire and Wilson, 2005). The turbidite sequence has been subdivided into two different lithologies: Albion Formation and the Leviathan Formation. The differences between the two lithologies was first recognized but not explored by Gane (1998). He recognized the sediments on the western side of the Magdala Basalt graded from predominantly mud-rich to more sand-rich away from the basalt.

The Albion Formation is believed to have been deposited precontemporaneously with the Magdala Basalt, and is found on the east flank, interbedded with the Magdala Basalt and on the west flank (Squire and Wilson, 2005), it is the lowest clastic sequence found proximal to the Magdala Basalt. The unit varies in thickness with the top of the unit defined by a 20-100m sequence of black mudstone. Within the Albion Formation there are a number of facies which along with black mudstone include calcareous sandstone, siliceous siltstone and sulphidic black mudstone. Squire and Wilson (2005) suggested that the sediments were deposited predominantly due to suspension settling in a sediment-starved sedimentary basin. There were short-lived periods of oxygen-rich conditions shortly after volcanism, recognized by the presence of siliceous siltstone but the dominance of black mudstone within the Albion Formation indicates the basin of deposition was predominantly anoxic (Squire and Wilson, 2005). The provenance for the Albion Formation sediments has been identified from detrital compositions to be a low-grade metamorphic terrain (Cas, 1983).

The Leviathan Formation overlies the Albion Formation and is dominated by fine-to medium-grained quartz-rich sandstones (Squire and Wilson, 2005). The contact between the two formations is gradational and conformable. Although the Leviathan Formation was deposited in a higher-energy environment than the underlying Albion Formation, the detrital compositions indicate little change in the provenance between the two formations (Squire and Wilson, 2005).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Leviathan and Albion Formations are not segregated by the mine or exploration geologists at Stawell Gold Mines and are referred to by the local name of ‘Mine Schist’.

7.2.1.3 Magdala Facies

The Magdala Facies, termed Magdala Volcanogenics at Stawell Gold Mines, distinguished by its dark green colour, is a result of intense chloritic ± stilpnomelane alteration of mudstone and or shales located at the base of the Albion Formation and immediately above the Magdala Basalt. The Magdala Facies are the primary and most important host rock for the sulphide replacement style of gold mineralization at Stawell. Major mineralization sulphides include arsenopyrite, pyrite and pyrrhotite, the latter two commonly occurring along cleavage planes and concentrated within shear zones (Robinson, 2005). Magdala Facies is also occurs on the East Flank, but differs in that BIF can clearly be identified as protolith and could provide the iron source for chloritic ± stilpnomelane alteration. Sulphide replacement of magnetite bands is identified as bands of pyrrhotite.

7.2.1.4 Felsic Intrusions

Quartz ± feldspar-phyric felsic intrusions crosscut the turbidite sequence. The quartz ± feldspar-phyric felsic intrusions vary in thickness from 50cm to 12m wide and showed chilled margins. They are predominantly composed of quartz and plagioclase with phenocrysts up to 3mm in size. The feldspar phenocrysts have euhedral shapes and display multiple twinning while the quartz phenocrysts had a cloud-like appearance and were rimmed with fibrous quartz (Gedge, 1997). The groundmass is composed of ~80% quartz in anhedral grains and display undulose extinction (Gedge, 1997).

The felsic intrusions tend to follow northwest-trending shear zones (Wilson et al., 1992) and the emplacement of the quartz ± feldspar-phyric felsic intrusions post-dates the main Magdala mineralization event. The intrusions have been dated at 413±3Ma (Arne et al., 1998).

7.2.1.5 Stawell Granite

The Stawell Granite was emplaced during the early Devonian, 401±4Ma (Arne et al., 1998), and is located about 2km south of the Magdala Deposit (Xu et al., 1994) and adjacent to the Wonga Deposit. The pluton is approximately 20km wide and 13km long and intrudes the sandstone and shale units of the turbidite sequence. The pluton is an asymmetrically zoned, medium grained intrusion, which contains diorites, granodiorites and magnetite-rich felsic granites (Wilson et al., 1992). There is a 0.5km to 1.0km contact aureole surrounding the Stawell Granite (Xu et al., 1994).

7.2.1.6 Lamprophyric Intrusions

Lamprophyres intrude all the above lithologies and are hosted in D4 shears (Gedge, 1997). The lamprophyre intrusions can range in thickness from 1.0cm to 3m (Wilson et al., 1992). The dykes vary in color from dark grey to chocolate brown and display conchoidal fracture patterns (Gedge, 1997). The compositions of the intrusions vary from monchiquite (olivine bearing) to fourchite (augite and no olivine) (Wilson et al., 1992). The lamprophyre dykes typical mineralogy is composed of Na-rich plagioclase (albite), clynopyroxenes, biotite, sulphides, ilmenite and Ti-rich magnetite (Gedge, 1997).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.2.2	STRUCTURAL HISTORY AT STAWELL

At least seven deformation events have been recognized at Stawell (Wilson et al., 1992). These deformation events can be broadly split into two categories; early, ductile deformation (D1 to D4), and late brittle deformation (D4 and later). A description of both categories of deformation and related structures are given below.

7.2.2.1 Early, Ductile Deformation

The ductile deformation events all occurred under a northeast-southwest shortening direction (see FIGURE 7-2) (Miller and Wilson, 2002). The earliest ductile event recognized, D1, is thought to be thrust-related with early shearing along detachment surfaces that produced a fabric, S1, parallel to bedding (Wilson et al., 1992). This event has been suggested to occur at about 510-504Ma (Squire and Wilson, 2005). The second ductile deformation event, D2, produced the most dominant ductile fabrics at Stawell and occurred at about 496-494Ma (Squire, 2004). D2 refolded F1 closures and fabric into tight F2 folds causing S1 to appear predominantly parallel to S2 (Miller and Wilson, 2002). The mesoscopic F2 folds trend to the northwest and are generally asymmetric with hinges varying in size from centimeters to tens of meters (Wilson et al., 1992). Peak metamorphism at Stawell is considered pre- to syn- D2 and reached mid-greenschist grades (Miller and Wilson, 2002, Wilson et al., 1992).

Overprinting both of the earlier fabrics at Stawell is an asymmetric differentiated crenulation cleavage, S3. D3 is a result of developing west-over east-shearing and folding (Watchorn and Wilson, 1989). This event is date at approximately 494-492Ma (Squire and Wilson, 2005). The crenulation foliation is generally sub-horizontal and is associated with cleavage-parallel veins. There is evidence of a fourth ductile fabric at Stawell, which is associated with D4 and is interpreted as a ductile-brittle event (Miller and Wilson, 2002).

7.2.2.2 Late, Brittle Deformation

Superimposed on the ductile fabrics (D1-D4) are a number of brittle structures (see FIGURE 7-2 and FIGURE 7-3). The geometry and style of the brittle deformation is strongly dependent on the pre-existing geometry of the basalt (Miller and Wilson, 2002). The initiation of the brittle deformation occurred during late D4 when the shortening direction changed from a northeast-southwest to an east-west orientation (Watchorn and Wilson, 1989; Miller and Wilson, 2002). The early D4 shear zones have a northwest trend and dip to the southwest between 20° to 60° with a reverse sense of movement (Watchorn and Wilson, 1989).

There was a change in the regional stress field within the Lachlan Orogen during the Late Silurian, which is expressed at Stawell as a change from east-west shortening to sinistral wrenching along pre-existing faults (Miller and Wilson, 2004a). Reactivation of the D4 shears by sinistral wrenching is termed D5 (Mapani and Wilson, 1994). The sinistral wrenching was followed by another change in the regional stress field with the shortening direction changing to northwest-southeast. A set of major faults oblique to the earlier structural trends associated with this change in shortening direction are termed ‘early South Fault’ structures (Miller and Wilson, 2004a). The last major deformation event was associated with a final change to a northeast-southwest shortening. Faults associated with this event dip northwest and have a dip-slip sense of movement (Miller and Wilson, 2004a).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

FIGURE 7-2 above shows stereonets represent hangingwall transport direction calculated at pole to fault with the circle center of each arrow representing a single fault pole (Miller & Wilson 2004a). These transport directions are the inferred maximum resolved shear stress along a fault for an applied stress tensor. A change in the hangingwall transport direction for similarly oriented faults represents a change in stress tensor.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

FIGURE 7-3 above shows stereonets representing hangingwall transport direction calculated at pole to fault (Miller & Wilson 2004a). Map symbol are the same as those in FIGURE 7-5. From Miller et al. 2006.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.2.3	STAWELL MINE GEOLOGICAL ARCHITECTURE

The dominant feature at Stawell is the 1.2km wide doubly plunging, northwest striking, Magdala Basalt dome. The Magdala Basalt is made up of a series of basalt noses, interpreted to be flow sheets (Squire and Wilson, 2005), which dip to the southwest and plunge to the northwest. Areas of sedimentation are present between the basalt noses and are locally termed ‘waterloos’. The Magdala Basalt has been drilled and identified to a depth of 1.7km and interpreted from existing drill information and from geophysical modelling to extend along strike at least 5km.

Surrounding the Magdala Basalt dome is the turbidite sequences of the Albion and Leviathan Formations (Mine Schist), which young to the west. The contact between the Mine Schist and Magdala Basalt on the western side is marked by the alteration package of the Magdala Volcanogenics. The Magdala Volcanogenics is weakly developed on the eastern surface of the Magdala Basalt.

This Magdala geology has been faulted and offset by later brittle deformation, the most notable of these offsets is the South Fault which has a northeast over southwest sense of transport (see FIGURE 7-4, FIGURE 7-6 and FIGURE 7-7).

Above the South Fault is the Magdala ore body, which contains limited offsets due to late faulting. The Basalt surface in the Magdala ore body dips to the west and strikes towards 340°. Beneath the South Fault is the Golden Gift ore body, which is heavily offset by late faulting creating isolated ore blocks. Unlike the Magdala ore body the basalt in the Golden Gift dips to the east and strikes towards 315°. The late faulting, as well as creating isolated ore blocks, also complicates the ore geometry within each block.

To the south of the Magdala Basalt is the Stawell Granite, which structurally is situated below the South Fault (see FIGURE 7-6).

Located close to an embayment in the Stawell Granite are a series of brittle structures. One of the structures (the Hangingwall structure) strikes towards 350° and dips between 25° and 50° towards the east, and the other structural set, (the Link structures), generally trend toward 240° and dip between 40° and 70° to the southeast (Xu et al., 1994). Crosscutting these late brittle structures are a series of late felsic intrusive. This fault system hosts the Wonga ore body.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

4500E
5000E
5500E
Surface
Stawell Fault
Hampshire Fault
Central Lode
MAGDALA
Hampshire Lode
-500MRL
EAST MAGDALA
SOUTH FAULT
GG1
-1000MRL
GG4
GOLDEN GIFT
GG5 Lower
Coongee Break
-1500MRL
GG6
-2000mRL
CROSS SECTION LAYOUT
MINE GRID
DECLINE
Cross Section Geological Legend
Porphyry
Mineralisation
Leviathan Formation
Albion Formation
Volcanogenics
Basalt
Fault
Newmarket Gold
MAGDALA MINE
300 Cross Section
(Mine Grid)
0m
Scale
500m
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Grid South
Grid North
WONGA
BIG HILL
MARINERS
SM250
FED-ALB-STH
FEDERAL-ALBION
MAGDALA
U1
USE2
GOLDEN GIFT
GG1
GG2
GG3
GG5
GG7
GG8
GG6L
DUKES
-500mRL
-1000mRL
-1500mRL
-2000mRL
140XS
160XS
180XS
200XS
220XS
240XS
260XS
280XS
300XS
320XS
340XS
360XS
380XS
400XS
LONGITUDINAL PROJECTION LAYOUT
Mine Grid northing
LINE OF PROJECTION
MAGDALA DECLINE
Mine Grid easting
Cross Section number
Newmarket Gold
STAWELL GOLD MINE
MINERAL RESERVE BLOCKS
MEASURED RESOURCE BLOCKS
INDICATED RESOURCE BLOCKS
INFERRED RESOURCE AREAS
MINED AREAS
DECLINES
BASALT
PORPHYRY
FAULT BLANK

NOTE: The geological and spatial relationship between the Magdala, Golden Gift and Wonga deposits can clearly be seen

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Grid South
Grid North
Surface
Magdala Crest
Moray Crest
East Flank Crest
South Fault
AURORA B
MORAY Nth
500mRL
-500mRL
Basalt Crest
Keel of East Flank
728 Decline
Eastern Decline
Basalt Crest
1000mRL
-1000mRL
Basalt Crest
Basalt Crest
South Fault Blank
South Fault
Basalt keel
Wildcat Porphyry
1500mRL
Stawell Mine Grid
View looking south-west
LONGITUDINAL PROJECTION LAYOUT
Mine Grid northing
Mine Grid easting
LINE OF PROJECTION
Cross Section number
PROJECTION LINE SOUTH END
PROJECTION LINE NORTH END
Newmarket Gold
STAWELL GOLD MINE - EAST FLANK
Longitudinal Projection
December 2016
INFERRED RESOURCE AREAS
MINED AREAS
DECLINES (PROJECTED)
BASALT
PORPHYRY
FAULT BLANK

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.3	MINERALIZATI3ON

7.3.1	INTRODUCTION

Victorian mineralization episodes have been dated to occur during the Devonian and Silurian periods with no gold mineralization occurring prior to 440Ma (Miller and Wilson, 2002). A description of the mineralization episodes in western Victoria is described below.

The largest and most significant mineralization event in the western Lachlan Orogen occurred at ca. 440Ma (Foster et al., 1998). It occurred contemporaneously in the Stawell and in the Bendigo-Ballarat Zones with the mineralization occurring during late D4 deformation in the Stawell Zone and occurring during late D1 deformation in the Bendigo-Ballarat Zone. The mineralization is hosted in D4 brittle structures associated with east-over-west movement at Stawell while in the Bendigo-Ballarat Zone the mineralization occurs in saddle reefs in the hinges of D1 folds and in reverse faults created via D1 fold lock-up (Miller and Wilson, 2002; Schaubs and Wilson, 2002). This mineralization event produced the largest endowments of gold within the western Lachlan Orogen (Miller and Wilson, 2002).

The next episode of gold mineralization occurred at about 426-420Ma (Foster et al., 1998) and is associated with fault reactivation throughout western Victoria (Miller and Wilson, 2002). This episode of gold mineralization produced significantly smaller endowments than the 440 Ma event (Miller and Wilson, 2002). The late Silurian mineralization is associated with the D5 sinistral wrenching at Stawell and has been recognized at the Percydale fields in the Stawell Zone and at Tarnagulla in the Bendigo-Ballarat Zone (Miller and Wilson, 2002).

The final episode of mineralization recognized in western Victoria is the Wonga mineralization at Stawell (Miller and Wilson, 2004a). The mineralization at Wonga overprints the quartz- and felsic-rich intrusions and is overprinted by the Stawell Granite contact areole. Watchorn and Wilson (1989) suggested that this mineralization is temporally and spatially related to the granites emplacement. Miller and Wilson (2004b) advocate the mineralization event at Wonga formed at ca. 400Ma (Foster et al., 1998). The Wonga mineralization occurred during a late-stage magmatic event within a long-lived orogenic system at shallow crustal levels (Miller and Wilson, 2004b). This mineralization occurred in a series of brittle structures dependent on pre-existing weakness which are related to a fluid over-pressure event after the lockup of major structures (Miller et al., 2004).

7.3.2	MINERALIZATION STYLES AT STAWELL

There are three mineralization styles at Stawell, being Magdala (separated into west and east flanks), Golden Gift and Wonga. The Magdala and Golden Gift ore types are hosted within the Magdala Volcanogenic. Within the Magdala Deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. The East Flank mineralization introduces a new ore type: The Hampshire Lode.

Central Lode mineralization (see FIGURE 7-8) was a significant production source from Magdala early in the mine’s history. It is a quartz-rich shear lode ranging from 0.5m to 10m in width and generally dips 55° to 65° to the west with a total strike length of 4km and a down-dip extend of one kilometer. The overall structure is mineralized economic shoots that vary from 20m to 30m in strike up to 200m to 350m in strike. Free gold in the quartz is associated with pyrite, arsenopyrite and recrystallized pyrrhotite. Average mined grade for Central Lode is 4.0 g/t Au – 7.0 g/t Au.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Basalt Contact Lodes (see FIGURE 7-9) are located parallel to the Magdala Basalt and in ‘waterloo’ or reentrant positions. They are typically 2m wide and are represented by arrays of quartz sulphide tension veins immediately adjacent to the Volcanogenic Basalt contacts. Sulphides include pyrrhotite, arsenopyrite and pyrite and occur as alteration selvages on tension vein margins. The main alteration mineral is stilpnomelane, resulting in its dark color. The mineralization is isolated to the Magdala Volcanogenic package with none present in the adjacent Magdala Basalt. Ore shoot lengths range between 50m and 450m. The average mined grade for Basalt Contact Lodes is 4.0 g/t Au – 9.0 g/t Au.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Magdala Stockwork Lodes are situated above major basalt noses and can be described as a hybrid between Central and Basalt Contact Lodes. They consist of large quartz tension vein arrays with arsenopyrite and pyrrhotite dominant sulphide mineralization. The strike extent is limited to 40m to 50m and limited vertically to between 30m and 50m. Average mined grade for Magdala Stockwork Lodes is 4.0 g/t Au – 7.0 g/t Au.

Unlike the Magdala Deposit there is only one identifiable ore type in the Golden Gift and this is termed the Golden Gift Stockworks. Though there is only one discernible ore type in the Golden Gift, the Golden Gift Stockworks contain a spectrum of all Magdala styles. Typical widths range from 8-12m up to 30m and the strike extents of shoots range between 150m and 400m. Areas of highest gold grades and largest widths are situated above major basalt noses which are present in most ore bodies. Quartz content is generally below 25%. Mineralization includes abundant recrystallized pyrrhotite and coarse grained arsenopyrite, pyrite and visible gold. Average mined grade is 4.0 g/t Au – 10.0 g/t Au.

In comparison to current mining areas at Magdala, the Aurora B Zone sits on the East Flank of the Magdala Basalt. Like the West Flank, mineralized gold lodes occur within altered sediment off the contact of the Magdala Basalt ‘dome’. However, the host rock appears to differ and as a result so does the style of gold mineralization. The Fest Flank sediment hosted ‘Volcanogenics’ protolith appears to consist of siliceous siltstones, mudstones and calcareous sandstones and gold mineralization has a close association with sulphides (Aspy, Py, Po). Unlike the West Flank sediments, the Eastern Flank includes a magnetite-rich banded unit. This East Flank protolith was most likely siliceous and ferruginous chemical sediment. The magnetite banding is likely the result of interfingering of Fe-rich sediments (granular Fe-oxide particles and minor pyrite) with siliceous sediments. The term ‘BIF’ has been used in the logging codes to represent this due to visual similarities to banded iron formations.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Aurora B gold mineralization was observed to differ from the sulphide-replacement-style mineralization observed on the Western Flank. The Eastern Flank of the Magdala Basalt is distinguished by a significant reduction of chlorite (which is predominantly limited to vein selvages), and a near absence of muscovite. The Aurora B mineralization is hosted within a strongly altered silica-sulphide altered siliclastic sedimentary unit that contain centimeter to meter scale sub-planar layers dominated by magnetite-chlorite-carbonate alteration. The West Flank mineralization, however, is hosted in quartz lodes and within Fe enriched mudstone (The “Stanwell Facies” or Volcanogenics – Mine term).

The Wonga Deposit is hosted within the locally termed Wonga Schist that is part of the Leviathan Formation along two main fault systems. The Wonga Schist has undergone contact metamorphism during the emplacement of the Stawell Granite and undergone three ductile deformation events similar to other areas of the Stawell region. The two fault systems controlling the mineralization are the Hangingwall structure which, strikes towards 350° and dips between 25° and 50° towards the east, and the Link structures, which generally trend toward 240° and dip between 40° and 70° to the southeast. The mineralization is represented by arsenopyrite disseminations in quartz veins within these structures. The main minerals present are anhedral fine grained pyrrhotite and arsenopyrite. The higher grade ore zones often show andalusite and sericite alteration with rutile and ilmenite associations. Production grades from 4.0 g/t Au – 6.0 g/t Au were common for the Wonga Deposit.

7.3.3	MINERALIZATION TYPES BY AREA

7.3.3.1 Aurora B

In comparison to the mined areas of the Stawell underground mine, Aurora B sits on the East Flank of the Magdala Basalt. Like the West Flank, mineralized gold lodes occur within altered sediment off the contact of the Magdala Basalt ‘dome’. However, the host rock appears to differ and as a result so does the style of gold mineralization. The West Flank sediment hosted ‘Volcanogenics’ protolith appears to consist of siliceous siltstones, mudstones and calcareous sandstones and gold mineralization has a close association with sulphides (Aspy, Py, Po). In addition to the West Flank sediments the Eastern Flank includes a magnetite-rich banded unit. This East Flank protolith was most likely siliceous and ferruginous chemical sediment. The magnetite banding is likely the result of interfingering of Fe-rich sediments (granular Fe-oxide particles and minor pyrite) with siliceous sediments. The term ‘BIF’ has been used in the logging codes to represent this due to visual similarities to banded iron formations.

The Aurora B gold mineralization was observed to differ from the sulphide-replacement-style mineralization observed on the western flank. The eastern flank of the Magdala basalt is distinguished by a significant reduction of chlorite (which is predominantly limited to vein selvages), and a near absence of muscovite. The Aurora B mineralization is hosted within a strongly altered silica-sulphide altered siliclastic sedimentary unit that contain centimeter to meter scale sub-planar layers dominated by magnetite-chlorite-carbonate alteration. The West Flank mineralization however, is hosted in quartz lodes and within Fe enriched mudstone (The “Stawell Facies” or Volcanogenics – Mine term).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Mineralized intervals are highly represented within the ‘BIF’ due to the availability of sulphur and iron within the ubiquitous pyrrhotite and magnetite. Visible gold mineralization within the eastern flank was observed to occur within chlorite and sulphur-poor quartz veins, and within the host matrix adjacent to auriferous veins. The gold mineralization was observed to post-date the main quartz-stilpnomelane-magnetite-pyrrhotite alteration assemblage. There was an unclear relationship between gold and arsenopyrite, with no association observed between the two in thin section. Of the sulphides present within the Aurora B, pyrite was the only sulphide identified which hosted gold.

Structural analysis of the east flank of the Magdala basalt identified three ductile deformation events within the host sequence during approximately E-W shortening (D1-D3). The dominant structures are the F3 hinges, which define the basalt noses. Gold mineralization is closely associated with these decameter scale folds, due to folding and cracking of the brittle host sequence, creating zones of dilation, later infilled with mineralized veins. The mineralized lodes, previously interpreted as a sub-vertical structure following the east flank of the Magdala Basalt, have now been defined as broadly concordant to the basalt dome. These lodes therefore consist of two categories: ‘vertical’ lodes which occur along the basalt flanks, and ‘flat’ lodes which occur within the hinges of F3 folds. Gold mineralization is the most volumetrically significant within the flat lodes, as this zone was subject to the most dilation, due to competency contrasts between the silica-rich chemical sediments and the less competent pelitic units.

Mining on the East Flank first occurred in 2016 with the placement of a drill platform which extended at the 342 Level through the basalt pile from west to east and intersected the east contact of the Moray Basalt. Economic mineralization was mined from what has been termed the Bengal Lode (currently not drill tested or modelled) as the drill platform was established. The Bengal Lode is the up-dip mineralization of the identified ‘waterloo’ mineralization of the first Aurora B Resource Model.

The current working hypothesis developed by the Stawell geology team is that BIFM is a metasomatically-modified rock-type that reflects the impact of the sea floor or diagenetic alteration process. Sea floor metasomatism resulted in iron being stripped from the underlying Magdala Basalt and redistributed into the immediately overlying psammo-pelitic sedimentary pile (sedimentary rocks overlying the Magdala Basalt may have been partially sourced from the mafic volcanic pile further promoting an iron rich chemistry) (Beeson, et al., 2016). The pillowed sequence of the Magdala Basalt is west to the Aurora B mineralization, and presents as a series of tight antiformal folds. Around the basalt lies the BIF mineralization zone within which is the mineralized zone which presents as thickened flat structures on the basalt noses (up to 12m thick) and vertical structures on the basalt flank, FIGURE 7-10.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The current interpretation of the Hampshire Lode combines the BIF Hampshire mineralization and the porphyry contact mineralization; however, this is yet to be confirmed with further drilling. The Hampshire Lode averages about 5m thick. Grade varies; averaging 3-4 g/t Au with several intercepts greater than 25 g/t Au. Stronger grades appear to be within shallow, north plunging shoots such as those seen on the West Flank.

7.3.3.2 Upper South Fault 2

Geologically, the Upper South Fault 2 (USF2) shares the same characteristics as the other Magdala ore bodies, comprising of three distinct mineralization types. The mineralization types, which occur in the Magdala System include the quartz rich shear of Central Lode, the chlorite and sulphide rich Basalt Contact Lodes and the Stockwork Lodes, FIGURE 7-11.

The Central Lode shear zone generally has a well-defined hangingwall to shear along the Mine Schist/ Volcanogenic contact. The footwall structure is generally marked by a shear surface also, but at times gradational into stockwork Volcanogenics. The distribution of grade with the Central Lode is not uniform. But in this model it has some relationship with the internal basalt contacts. Up to two basalt dykes have intruded the Central Lode, one along or very near the Mine Schist contact, the other in the middle of the Central Lode. Gold grades in the USF2 Central Lode are of a low but consistent tenor, between 2-3 g/t Au with minor high-grade hits and outliers.

The Dukes Basalt Lode mineralization comprises dark green chloritic Volcanogenics, host to quartz sulphide tension veining. The hangingwall to the Basalt Contact Lode structure is generally defined by a quartz pyrrhotite shear structure, while the footwall is defined by the contact with the Basalt. The Basalt contact is often bounded by a 30cm to 50cm wide quartz sulphide vein containing coarse arsenopyrite and recrystallized pyrrhotite correlating with gold content.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Stockworks is made up of the Footwall Volcanogenics between the Central Lode and the Dukes Lode and is made up of quartz-sulphide tension vein arrays and contains 10+% massive pyrite and pyrrhotite with trace arsenopyrite. This zone is constrained to the southern end of the model and has been mined over the 2015 period. This zone reduces in grade to the north and is below the 2.3 g/t Au current economic cutoff down-plunge of the north of the 772 level.

7.3.3.3 Below Scotchmans 250

The Below Scotchmans 250 (SM250) Resource Model includes the northern region of the upper levels in the underground mine environment. The Below Scotchmans 250 area is in the Magdala Basalt flank in a structurally complex area where there is horizontal offset of the basalt and the formation of flat lodes over the basalt noses. The Central Lode is bound to the top by the Scotchmans Fault, and a narrow hangingwall lode is defined, FIGURE 7-12.

The Central Lode shear zone generally has a well-defined hanging wall to shear along the Mine Schist/ Volcanogenic contact but may also occur within Volcanogenic package. The footwall structure is generally marked by shear surface also, but at times gradational into stockworked Volcanogenics. The distribution of grade with the Central Lode is not uniform.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Hangingwall Lode is geologically similar to the Central Lode, with a high component of quartz, however, it is exclusively located in the hangingwall of the Central Lode, bound by Mine Schist or pelite and is typically much narrower and higher grade, and hence is generally almost all depleted. The Hangingwall Domain has now replaced what was previously interpreted as discontinuous splays, and it shown to continue from below Flat 1 up-dip to splay above Flat 3. As with the Central Lode, when it intersects the Flats it is variably offset from 5m to 10m.

The Magdala Lode mineralization comprises dark green chloritic volcanogenics, host to quartz sulphide tension veining. The footwall is defined by the contact with Magdala Basalt, and the hangingwall defined by the reduction of chlorite and sulphide. The basalt contact Magdala Lode wraps around a number of basalt noses and ‘waterloos’ and has variable grade.

The Flat Lodes 1 and 2 were previously mined by a handheld mining process and are effectively almost depleted. The lodes are typified by massive quartz reef with internal pyrite, arsenopyrite and pyrrhotite. The flats and are almost flat lying (25° to 35°), interpreted to be a flat fault formed above the basalt noses, that do not extend into the basalt.

Flat 3 is the highest flat defined by the 2015 and 2016 drilling and appears to tear and offset the Central Lode. Higher gold grade is concentrated at the intersection of the Flat and the Central Lode. Mining of this intersection has contributed to the 2016 production profile.

A small Flat 4 was modelled in the new model update, located up-dip of Flat 3. Flat 4 appears to be almost exclusively mined by handheld mining and is localized to the 145mRL.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.3.3.4 Federal Albion

The Federal Albion (Federal Albion and Federal Albion South (FAS)) shares the same geological characteristics as the other Magdala ore bodies above the South Fault: a west-dipping to sub-vertical ore lode adjacent to a basalt footwall contact; a Mine Schist hangingwall; the westerly dipping, quartz-rich Central Lode shear structure; and a weakly mineralized Volcanogenic package between Central Lode and the Footwall Ore Zone. A cross section showing the relationship between the various geological components is shown in FIGURE 7-13.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Central Lode is typified by wide (1m to 10m) laminated to buck quartz seam and associated FW stocks in the Magdala “Volcanogenic” and its hangingwall is commonly defined by the Mine Schist. The Central Lode is often partially stoped out by later stage felsic porphyry dykes running sub parallel to the Central Lode shear, most dominantly on the hangingwall. Gold grades in the FAS Central Lode is of a low but consistent tenor between 2-3 g/t Au with minor high-grade hits and outliers.

The Extended Lode, on the western side of the Extended Basalt, is typified as a 1m to 2m wide, basalt contact mineralization, hosted within strongly chlorite altered volcanogenic or iron-rich sediments. Sulphide mineralization consists of coarse arsenopyrite up to 20mm with recrystallized pyrrhotite and minor pyrite. Quartz tension veins up to 0.75m wide are a common feature in the Basalt Contact Zone. Another feature, common in the immediate contact zone with the basalt is abundant silicification of the host rock in bands up to 1.0m wide. In places Central Lode has sheared out part or all of the Extended Lode and forms the hangingwall.

FIGURE 7-14 shows a typical cross section through the Federal Albion South Area with current interpreted geology. This geological framework is the same for the Federal Albion Area, which is the same as Magdala mineralization to the north.

Remodeling of previous drill intercepts coupled with drilling from 2016 into the upper Federal Albion South Area, identified a hangingwall structure west of the Central Lode, It was first modelled from 5120North extending to the south and splaying off from the Central Lode at approximately-200mLR. Adequate drill data is present within the domain and average grade is 2.3 g/t Au.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.3.3.5 Moray North

To date, Moray drilling indicates a similar contrast in geology to both the Upper Magdala ore bodies on the west and the Aurora B on the east at the Stawell Mine. Moray lode is interpreted to be the mineralization on the contact of the Moray basalt anticline. Three zones of mineralization have been modelled which have been termed the “basalt contact”, the “weak volcanogenic” and the “waterloo” zones, FIGURE 7-15.

To date, no mining has occurred on the Moray Lode and much like the Eastern Flank mineralization, it has been poorly explored. Two areas have been drilled to sufficiently define zones of continuous mineralization, the 275mRL (Moray Central) and the 475mRL (Moray North). Additionally, an exploration program in 2016, (detailed in Chapter 9), drilled out a zone of the Moray basalt contact Lode above 342 exploration drill drive, however, this program returned no significant gold intercepts.

Moray mineralization thus far, has been defined on the flank of the basalt contact (vertical) and is typically narrow from, 1.5m to 2.5m wide. Mineralization on the basalt nose (flats) has been poorly defined and appears to be of a lower gold tenor. Moray Lode is currently understood to be within the continuum of the Magdala mineralization and the Eastern Flank mineralization and exhibits properties of both lode styles.

The North Moray Model Area is located to the east of the North Mag-600 (2015) Resource Model. Additionally, the R1 target area (drill target area in 2016 Section X) is located directly above this resource, above the crest of the Moray and Magdala Basalts. Some of the drill intercepts of the R1 target area have not been domained for this resource model so there is an element of unconstrained mineralization estimated in the low-grade Volcanogenic (LG Volc) Domain.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

7.3.3.6 Mariners

The underground Mariners Area represents the down-dip extension/fault off-set of the surface Mariners target which was modelled as part of the Big Hill and Upper Levels Model in April 2014.

Geologically, the Mariners Area is a fault zone formed by the diverging Scotchmans Fault and Scotchmans Fault Splay which form a 'wedge'. This fault zone is known as the Scotchmans Fault Zone (SFZ) and contains highly deformed slices of basalt and pelites with high carbon alteration. The bounding faults have a high graphite content, which has enabled both faults to capture remobilized gold. Within the SFZ are secondary faults dipping moderately to the west, terminated by the bounding faults, these are considered to be the main structural hosts for the gold mineralization.

Mineralization is hosted within secondary shears and is associated with quartz breccia and fine-medium grained sulphides. The Curiosity, Opportunity, New, Mariners and Spirit Lodes are bound between the Scotchmans Fault at depth and the Scotchmans Splay (see Figure 8-5). Once considered an offset, upper component of the Central Lode System, the Mariners is now considered its own mineralized system within the Scotchmans Fault Zone. The schist within the zone have a much higher carbon content and are more intensely deformed than Albion Formation typically seen in the footwall of the Central Lode.

FIGURE 7-16 shows a typical cross section through the Mariners Area with current interpreted geology.

7.3.3.7 Big Hill and Upper Levels

Immediately below the Big Hill Surface Mineral Resource is the Upper Levels underground Mineral Resource and both are the up-dip extension of the Magdala System. It contains Basalt Contact mineralization, Central Lode mineralization and Stockwork mineralization, all typically seen in the Magdala System and previously mined from underground.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Big Hill can be broken into four different geological mineralization domains, Mariners, Allens, Iron Duke and the Magdala Flank. All except Mariners and Allens are separated by faults. The Allens and Iron Duke are stockwork zones, which in their entirety are covered by the Big Hill Surface Mineral Resource. Mariners and the Magdala Flanks mineralization comprise the Upper Levels Underground Mineral Resource.

Mariners Lode has a consistent width and orientation, averaging around 14m and dipping to the northwest (mine grid). It constitutes of a shear package, with massive quartz veining. Offset extensions of the Mariners shear have also been modelled down-dip (see Figure 7-17). The original Upper Levels Model (1998) identified one offset extension; however, two further offset domains were identified in the 2012 model update. Underground drilling of Mariners Lode in early 2012, developed an increased understanding of the structural framework, identifying increased faulting complexity and offset lodes, which now connect the underground Mariners and Upper Levels Mineral Resource Models with the Big Hill Surface Model.

The main Mariners Lode is offset by Fault 3, which strikes at 145° (mine grid) and dipping approximately 35º to 40º northeast. It has an apparent reverse displacement of between 5m and 25m, decreasing northwards. This section of the Lode (Mariners L1) is then truncated and offset at depth by the Cross Course Fault. In this model update, the Cross Course Fault has been remodelled as two fault surfaces, which bounds another lower lode offset (Mariners L2). A third, less horizontally extensive offset (Mariner L3) was identified and was modelled to be bounded by the Cross Course Fault lower surface and the Scotchmans Fault. The Mariners L3 has a greater offset of 15m to 25m and plunges further to the north than the above two offset lodes, which is likely due to a greater influence from the Scotchman’s faulting. In reality these offset sections are likely to be more complexly faulted than modelled.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Allens Stockwork Zone is located below the Mariners Lode, see Figure 7-19. Exposures in the Allens open pit show lithological layering (S0 and later S2/3 foliation), as well as massive veining to be very steeply dipping to vertical. Diamond core shows the same. Two massive veins exposed in the Allens adit strike approximately N-S (mine grid) and dip vertically. Some stockwork style veining is seen near the top of the zone (immediately beneath the Mariners structure), but much of the geology consists of well bedded, foliated Volcanogenic sediments, which are unpredictably mineralized. Much of the gold occurs in these sediments. Because of the highly oxidized state of these rocks the form of sulphide mineralization is largely obliterated.

The relationship between the Mariners and Allens Zones is problematic. Little overlap exists beneath the main flatter section of Mariners and the Allens Zone, which dies out rapidly northwards beneath Mariners. No clear evidence is seen of the timing relationships between these structures, the Allens mineralization appears to hang as a pendant of dilational veining beneath a change in orientation of the Mariners shear structure.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Iron Duke Zone is a wedge of geology occurring between the Scotsman’s Fault and the Lower Cross Course Fault, Figure 7-19. It is the up-dip extension of the volcanogenic package/shear zone which has been offset from the main Magdala shear system by reverse movement on the Lower Cross Course Fault. It is truncated above by the Scotchmans Fault Zone, which again displaces the deposit westward. Interpretation of the geology in this zone is hampered by the strongly oxidized nature of the rocks. It has been interpreted as a series of constrained stockwork style mineralized zones (same as Allens), where the envelopes have been used to constrain tonnage. In reality the margins will have gradational boundaries.

For wireframing purposes the Iron Dukes Domain has been considered in the same context as Allens and was treated as broad envelope around the stockwork zones constraining bulk tonnage. The previous model wireframed the structures at a higher gold grade, which effectively reported a higher grade for lower tonnes. A lower domain gold threshold was used for this model update (0.35 g/t Au); in line with the model economic cut-off (0.44 g/t Au) to ensure all mineable tonnes were economically represented for mining analysis.

“Magdala Flanks” is the term used to describe the package of volcanogenic rocks lying to the west of and continuing up-dip from the nose of, the Basalt antiform. The western margin of this zone is the contact between the Volcanogenics and the Mine Schist, which often plays host to the Hangingwall Shear. The eastern margin is generally the contact with the basalts, but above the basalt noses, the eastern margin is a transitional boundary to siliceous eastern schists, usually marked by a clear grade boundary. The Hangingwall Shear was most recently air-leg mined from the –180 and –145 levels (and from sub-levels up to –109), between 269 and 278 N sections in the early 2000’s. Significant old stoping on this shear was encountered up-dip of those recent air-leg workings. The geological interpretation of the Magdala Flanks mineralization is shown in Figure 7-20.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

8    DEPOSIT TYPES

Sulfide gold mineralization at Stawell is typical of orogenic gold deposits.

Stawell is hosted by quartz-rich turbiditic sedimentary rocks (Albion Formation) that overlap a thick pile of tholeiitic basaltic lavas (Magdala Basalt). It is suggested that the host-rock (Stawell Facies) was originally a turbiditic sedimentary rock that was hydrothermally altered in response to seawater interaction with the hot basaltic pile. Subsequent regional greenschist metamorphism and ductile deformation culminated in the formation of the Magdala mineralized system and produced a complex pattern of hydrothermal alteration.

For details on the deposit types and mineralization of the Stawell deposits the reader is referred to the Technical Report on Stawell Gold Mine (Fredericksen, Miller and Dincer 2008).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

9    EXPLORATION

Exploration during 2016 has focused on extensions of the Magdala Deposit. Significant exploration progress and successes have been made over the life of the Stawell Project. In the period from January 1, 2016 to December 31, 2016 exploration has taken place on the West and East Flank of Magdala, Figure 9-1 and Figure 9-2.

Exploration on the Magdala West Flank (Figure 9-1) has concentrated on areas close to current infrastructure and includes the Mariners 109 and R1 468L Mid-North Magdala extensions.

Exploration on the East Flank (Figure 9-2) resulted in definition of the Aurora B Inferred Mineral Resource and drill testing of the Moray 343 Zone.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Grid South
Grid North
Surface
Newmarket Gold
Stawell Gold Mine - East Flank
2016 WORK COMPLETED
Longitudinal Projection
INFERRED RESOURCE BLOCKS
INDICATED RESOURCE AREAS
MINED AREAS
DECLINES
BASALT
PORPHYRY
FAULT BLANK
December 2016
MORAY 343
Scoping
2016
Target area
Magdala Crest
Moray Crest
East Flank Crest
Aurora B
Moray Nth
South Fault
-500mRL
AURORA B
South Extension drill area
investigative drilling
AURORA B
North Extension drill area
investigative drilling
728 Decline
Basalt Crest
Keel of East Flank
Eastern Decline
Basalt Crest
-1000mRL
Basalt Crest
-1000mRL
Basalt Crest
South Fault Blank
South Fault
Basalt keel
Scale
0
250
metres
Wildcat Porphyry
-1500mRL
-1500mRL
Stawell Mine Grid
View looking south-west

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

9.1	CURRENT EXPLORATION

Exploration progress and successes have been made over the life of the Stawell Project, including the discovery of the current Mineral Resources. In the period from January 2016 to December 2016 exploration success of note is the conversion of mineralization in the Aurora B Area to Mineral Resources (see Figure 9-2).

Near mine exploration during the period concentrated on adding to Mineral Resource in the underground environment and testing extensions to the mineralization for potential conversion in the near to mid-term. This included the Aurora B, 468L Mid-North Magdala, Moray 343L and Mariners 109 Programs, Figure 9-1 and Figure 9-2.

No surface exploration occurred in 2016.

Exploration work in 2017 is budgeted at A$1.7M and will be primarily directed toward Aurora B and East Flank resource extension and targets with the objective of adding these to Mineral Resource, and to further test the extent of the East Flank mineralization.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Grid South
Grid North
Newmarket Gold
Stawell Gold Mine - East Flank
2017 NEAR MINE EXPLORATION
Longitudinal Projection
INFERRED RESOURCE BLOCKS
INDICATED RESOURCE AREAS
MINED AREAS
DECLINES
BASALT
PORPHYRY
FAULT BLANK
December 2016
Surface
Magdala Crest
Moray Crest
East Flank Crest
South Fault
AURORA B
Investigative drilling
AURORA B
-500mRL
Basalt Crest
728 Decline
Keel of East Flank
Eastern Decline
Basalt Crest
-1000mRL
Basalt Crest
-1000mRL
Basalt Crest
South Fault Blank
South Fault
Basalt keel
Scale
metres
Wildcat Porphyry
-1500mRL
-1500mRL
Stawell Mine Grid
View looking south-west

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

9.2	MAGDALA WEST FLANK

Over the last 35+ years of operation at Stawell Gold Mines, mineralization proximal to the western flank of the Magdala Basalt has been the dominant source of ore feed. Since modern operations began in 1984, approximately 2.3Moz of gold has been extracted. In the past 12 months, exploration on the West Flank has focused on the larger areas remaining between depleted mining areas.

9.2.1	486L MID NORTH MAGDALA TARGET

The R1 468L target is located above the Magdala Basalt Nose and below the Scotchmans Fault. Gold mineralization is hosted in the Central Lode and parallel Hangingwall Lodes, which in this position changes orientation to flatten within the sediment over the top of the Magdala Basalt Nose. Flat lying splay faults off the Scotchmans Fault cause minor displacement of the Central Lode with top to the southeast movement. Dilation of the Central Lode tends to occur over the top of the Basalt Nose and also where the splay faults intersect the Central Lode; these dilation zones have been found to be associated with higher grades in other areas of the Magdala Deposit.

During 2016, a six drill hole program totaling 1,174m was drilled to investigate a north down-plunging extension of the Central and Hangingwall Lodes on a 150m x 50m spacing. Results indicated that continuous mineralization is hosted closer to the Basalt contact down-plunge to the north with more discontinuous mineralized offsets away from the contact.

9.2.2	MARINERS 109

The Mariners 109 target is located above the Scotchmans Splay between the weathered transition zone and the 250 Level. The program was testing historic low-grade intercepts in an otherwise untested highly prospective area of the mine, the down-plunge extension of the Big Hill North pit. Unfortunately, the gold results for this area were disappointing and no further exploration work is planned in this area of the underground.

9.3	MAGDALA EAST FLANK

The East Flank of Magdala includes the whole ~3km strike length of the eastern flank of the Magdala Basalt. There is no record of gold production from the East Flank and little exploration has taken place with priority given to the already accessible West Flank (located 0.5 -1km to the west). During 2016, 242m of development was advanced towards the East Flank to create a drill platform to expedite exploration (see Figure 9-3). The East Flank has been divided into two areas with the South Fault as the boundary: Aurora B in the hangingwall and Aurora A in the footwall. No exploration was conducted over Aurora A during 2016.

9.3.1	AURORA B

Aurora B sits on the East Flank of the Magdala Basalt. Mineralized gold lodes occur within altered sediment off the contact of the Magdala Basalt ‘dome’. The protolith consists of siliceous siltstones, often with magnetite rich bands and associated sulphides (Aspy, Py, Po), mudstones and calcareous sandstones. This East Flank protolith was most likely siliceous and ferruginous chemical sediment. The magnetite banding is likely the result of interfingering of Fe-rich sediments (granular Fe-oxide particles and minor pyrite) with siliceous sediments. The term ‘BIF’ has been used in the logging codes to represent this due to visual similarities to banded iron formations. The area has been extensively folded over multiple generations of structural deformation resulting in a series of ‘noses’ and ‘waterloos’ striking north-west. The BIF unit is believed to host the gold mineralization in the Aurora B Area.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Twenty Six diamond holes over a series of drilling phases were drilled for 10,148m into the Aurora B Deposit in the first half of 2016. The programs aimed at drilling at a sufficient density and confidence sufficient for an Inferred Resource of the area.

The drilling programs highlighted the need for an exploration drive to be developed above the Flats Areas to better estimate BIF thicknesses through improved intersection angles. As a result, a 242m exploration development drive was completed in the second half of 2016 to gain better access to the flat mineralization above the basalt.

The exploration drive intersected significant sub-vertical mineralization 3m to 3.5m wide grading approximately 7.5 g/t Au corresponding to the Bengal sub-vertical lodes west of the Bengal Flats. Ore strike drives were developed along the basalt and BIF contact in excess of 80m with mineralization still open to the north and south. Ore was stockpiled on the surface before being milled with good recoveries (93%) and high levels of free gold (above 50%) reported.

9.3.2	MORAY 343

The Moray 343 target area is located within a large ‘waterloo’ within the middle upper portion of the

Basalt dome, between the west and east flank of the Magdala and Moray Basalt. Basalt contact mineralization has been defined on the west flank of the Moray Basalt Nose in other areas of the Moray Basalt (275mRL and 468mRL – Moray N). As access to the Moray ‘waterloo’ became accessible in 2016 with the development of the 343 Level exploration drill drive (for drilling the Aurora B target), the Moray 343 target area was developed for drill testing. There were no previous intersections of the Moray Lode in the area, so the drill program was for scoping purposes to determine if the basalt contact was mineralized.

A 250m strike length was targeted from the Aurora B 343 exploration drill drive with a program of nine holes for 1,605.1m at 60m spacing. Unfortunately, the gold results for this area were disappointing and no further exploration work is planned in this area of the Moray contact mineralization. The Moray Basalt contact is another basalt flank that can be explored along with the Eastern Flank. Mine Geology have drilled the Moray North target (475mRL) and converted it to a resource in 2016 (8koz Indicated and 4koz Inferred). Mineralization controls on this flank need to be understood (in line with learnings from the Aurora B Project) to enable future effective targeting on the Moray Flank.

9.4	REGIONAL EXPLORATION

Regional exploration focused on the northern extension of the Moornambool Metamorphic Complex (MMC) looking for repeats of the Magdala System. At Stawell, the Palaeozoic basement outcrops, but 10km further north it is obscured by the much younger Cenozoic age Murray Basin Sediments (clays and flowing sands), which become deeper further north. Identification of basalt bodies in the corridor is initially by aeromagnetic data and regional gravity data where they show up as coincident gravity and magnetic anomalies. Ground geophysics is then conducted to better refine drill targets before drilling is used to test the basement geology. Relying solely on geophysics has created difficulties, as areas of potential mineralization along the extensive geophysical anomalies have not been tested. To address this, a large Ionic Leach (ALS Laboratory trademark) soil sampling program was conducted in 2012-2013 providing the geochemical information to complement the existing geophysical dataset in order to further define robust drill targets.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

No regional exploration has occurred during the reporting period as the exploration focus has been on extending the mine life at SGM through near mine exploration. SGM has been exploring the north for over 20 years, a summary of the main prospects and work completed is included in Table 9-1 below.

Locations for all regional exploration prospects are shown in Figure 9-5.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 9-1 SUMMARY OF PAST EXPLORATION ON REGIONAL PROSPECTS WITHIN SGM HELD TENEMENTS

Prospect	Status	Mineralization Model	Size	Cover Depth	Geophysics	Geochemistry	Drilling
Wildwood	Confirmed Cambrian basalt	Magdala type Basalt	1,300m x	10-20m	CSAMT/AMT	35 BLEG Soil Samples	AC	212 holes(11,271m)
	and mineralization	contact hosted	400m	Murray Basin	TEM	1,331 Ionic Leach soil samples	RC	269 holes (20,002m)
				seds	IP		DD	99 holes (23,412m)
Detailed Gravity
MIMDAS IP & MT
Stawell Fault	Confirmed structure and	Shear hosted quartz	7,500m x	2-15m			AC	9 holes(550m)
North	mineralization	vein	750m	Murray Basin			RC	14 holes(1,145m)
				seds			DD	5 holes(1,051.5m)
Glenorchy	Confirmed sheared	Shear hosted quartz	9,000m x	35-70m	AMT (single line)		AC	270 holes(19,276m)
	interbedded schist/basalt and	vein	2,000m	Murray Basin	Detailed Gravity		RC	25 holes(2,728m)
	mineralization			seds			DD	4 holes(1,088m)
Browns	Confirmed interbedded	Shear hosted quartz	7,000m x	Nil	Detailed Gravity	16 Auger samples	AC	365 holes(26,675m)
	schist/basalt and	vein	700m			963 Ionic Leach soil samples	RC	13 holes(889m)
	mineralization						DD	16 holes(5,794m)
Germania	Old workings (quartz vein),	Magdala type Basalt	1,400m x	0-7m Murray	Detailed Gravity	1,007 Ionic Leach Soil samples	AC	25 holes(1,252m)
	coincident magnetic and gravy	contact hosted, quartz	900m	Basin seds	Passive MT		DD	5 holes(555.4m)
	anomaly	shear hosted
Commercial	Confirmed Cambrian basalt,	Not determined at	2,000m x	Nil	Detailed Gravity		DD	4 holes(851m)
Road	no mineralization as yet	present	400m		Passive MT
Ashens	Confirmed sheared	Shear hosted quartz	10,000m	60m Murray	TEM	266 BLEG soil samples	AC	185 holes (17,991m)
	interbedded schist/basalt and	vein, Wonga type	x 3,000m	Basin seds	Detailed Gravity		DD	2 holes (894m)
mineralization
Lubeck	Confirmed interbedded	Shear hosted quartz	3,000m x	50m Murray	Detailed Gravity		AC	41 holes (3,643m)
	schist/basalt, no mineralization	vein	600m	Basin seds	MIMDAS MT
as yet
Wal Wal	Confirmed Cambrian basalt	Magdala type Basalt	4,000m x	35m-45m	Detailed Gravity	493 Ionic Leach soil samples	AC	289 holes (17,477.5m)
	and mineralization	contact hosted, quartz	1,000m	Murray Basin	MIMDAS MT		DD	3 holes (970.8m)
		shear hosted		seds
Holts & Bismark	Confirmed Cambrian basalt,	Magdala type Basalt	2,000m x	50m Murray		27 BLEG soil samples	AC	21 holes (1,537m)
	no mineralization as yet	contact hosted, quartz	700m	Basin seds

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

640,000 mE
650,000 mE
660,000 mE
5,940,000 mN
Ashens
0
5
10
kilometres
5,930,000 mN
5,930,000 mN
Lubeck
Holts &
Bismark
Wal Wal
EL5443
ELA6156
5,920,000 mN
5,920,000 mN
Glenorchy
Wildwood
EL3008
Germania
Stawell Fault
North
5,910,000 mN
5,910,000 mN
Moornambool Metamorphic Complex
Browns
5,900,000 mN
Commercial
Road
EL5474
MIN5260
630,000 mE
640,000 mE
650,000 mE
Magdala Mine
Newmarket Gold
Stawell Gold Mines
Plan of Exploration Prospects
December 2016
Background imagery :
Aeromagnetic TMI (colour) on 1VD
Projection : MGA94_z54

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

9.5	ONGOING EXPLORATION PROGRAMS

Ongoing exploration for 2017 on the East Flank will continue to investigate underground extensions that can be added to Aurora B Mineral Resources. More regional surface exploration will continue to be conducted based on results from the Ionic Leach soil sampling program conducted in 2012-2013, drill targeting the highest prioritized gold anomalies.

Regional surface diamond drilling will focus on Germania (EL5003) testing a ‘Magdala’ style basalt target below 400m depth and follow-up exploration work of soil defined Ionic Leach and gold anomalies at Wal Wal (EL5443).

These targets and proposed exploration expenditure are summarized in Figure 9-4, Figure 9-6 and Table 9-2; all areas have had various levels of exploration over recent years.

TABLE 9-2 FORECAST EXPLORATION DRILLING BUDGET ($A) FOR 2017

Prospect	Diamond Drilling ($)
Aurora B	$700,000
Germania Prospect	$400,000
Wal Wal Prospect	$327,000
Totals	$1,427,000

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

630,000 mE
640,000 mE
650,000 mE
660,000 mE
5,930,000 mN
5,920,000 mN
5,910,000 mN
5,900,000 mN
Wal Wal
3,200m Aircore and RC drilling
EL5443
ELA6156
Germania
1,800m Diamond Drilling to test West Germania Ionic Leach Soil Anomaly
EL3008
Moornambool Metamorphic Complex
EL5474
MIN5260
Magdala Mine
N
0 5 10
kilometres
NewmarketGold
Stawell Gold Mines
Plan of Proposed Exploration
December 2016
Background imagery : Aeromagnetic TMI (colour) on 1VD
Projection : MGA94_z54

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Beyond 2017, exploration will continue to concentrate on near mine prospects with the objective of increasing Mineral Resource definition, dependent upon successful results returned in 2017. Regional exploration will continue to investigate potential mineralization below the Murray Basin sediments to the north of Stawell, expanding the Ionic Leach soil sampling area and drill testing gold soil anomalies identified in the 2012-2013 Ionic Leach soil programs.

Preliminary proposed exploration expenditure is summarized in Table 9-3.

TABLE 9-3 PROPOSED EXPLORATION EXPENDITURE (A$) FOR THE PERIOD 2018-2019

9.5.1	AURORA B

The sub-vertical lodes and ‘waterloo’ structures within the Aurora B area remain open along strike to both the south and the north and at depth. Exploration in 2017 will concentrate on these extensions with a total of 18,000m of drilling planned. A program of 37 diamond holes will target a 1,200m strike length x 500m equivalent dip extent to the north and south of the 343 Level development drive. This will include seven holes for 3,400m from surface targeting a further 350m northerly strike extension to the current Aurora B Inferred Mineral Resource. Successful results could allow for continued conversion to Mineral Resources.

9.5.2	BRUMMIGAN’S STRUCTURE

The Brummigans structure was modelled in the 2008 Wonga Pit Mineral Resource Model as a repeat of the Wonga Main Hangingwall Lode to the immediate east of the Wonga open pit. The modelling was conceptual in nature and no resource estimation was complete. During a structural review of the Wonga Mine and surrounds in the first quarter of 2014, the Brummigans structure was highlighted as a potential target. Diamond drill data from the 2012 on the southeastern area program was re-evaluated and found to support the presence of a continual mineralized structure in the approximate Brummigan’s

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

9.5.3	GERMANIA

Proposed exploration will build on work completed in 2013, targeting the West Germania Ionic Leach gold in soil anomalies, which appear to be associated with the old West Germania Mine. A surface drill program of 1,800 diamond drill meters is proposed to test for the presence of basalt and associated basalt contact lodes to a vertical depth of at least 300m. There is also the potential for mineralized quartz shear lodes, which was the source of ore from the West Germania Mine. Diamond drilling has been chosen as the proposed drilling method due to the vital structural information it returns.

9.5.4	WAL WAL

Proposed exploration will build on work completed in 2012, drill testing the Ionic Leach soil anomalies to the west of the Wal Wal basalt. Soil anomalies are interpreted to be sourced by either Magdala-type basalt contact mineralization or Stawell Fault type quartz shear mineralization, which is supported by the existing geophysical data. A surface program of 3,200 Air Core and Reverse Circulation drill meters has been designed to test three of the five soil anomalies.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

10    DRILLING

10.1	STAWELL GOLD MINES MINERAL RESOURCE DRILL DEFINITION PROCESS

The Mineral Resource definition process at Stawell Gold Mines is an ongoing activity. Current Mineral Resources extend from surface to -1025mRL (effectively 1025m below surface). Geological information is collected by a variety of methods with the objective of improving the confidence of the Mineral Resource estimates prior to and during the mining process, including grade control drilling for development and stope definition.

Given the continuous and ongoing nature of the Mineral Resource process, the data utilized varies as the mining operations develop towards the Mineral Resource area. A summary of the main drilling methodologies employed and data types utilized is as follows with specific details on the sampling and assaying methodologies given below:

•	Surface RC Drilling;

-	Used for definition of near surface resources where diamond drilling is not required for detailed structural definition,

-	Used as a method for pre collaring deeper diamond drillholes,

-	Drilling completed using 5¼” Face Sampling Hammers,

-	Samples collected from cyclone discharge,

-	Hole depths vary but are generally less than 200m,

-	Drilling is conducted dry or with sufficient air to ensure collected samples are dry,

-	Sample tipped into three tier splitter from crate to ensure equal quantities available to all vanes,

-	Splitter cleaned by shaking/banging/brush/air compressor as necessary between samples,

-	Cyclone cleaned at regular intervals by banging/checked by hand/arm,

-

Around 99.5% of drilling was conducted dry. Big Hill surface Mineral Resource has been very effectively de-watered by the underground mining operation. In a handful of holes, samples were damp after a rod change. Where a sample could not be effectively riffle split it was spear sampled using a PVC spear,

-

Sample volumes were not routinely recorded pre-1999. An initial program in which samples were weighed showed little variation in recovered volume by depth or geology and it was decided that routine weighing was unnecessary,

-	In some project areas casing advancing technologies have been utilized to ensure drilling through fill produces reliable samples, and

-	Undertaken by contract drilling personnel under the supervision of Stawell Gold Mines’ Geology Team.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Surface Diamond Drilling;

-	Primarily used in initial exploration programs, near surface resource definition and to provide structural and geological information in near surface RC drilling programs,

-	Drilling by wireline methods,

-	Hole sizes PQ3, HQ3, NQ3, HQ2, NQ2, BQ2,

-	Hole depths vary from <100m to >2,000m,

-	Directional drilling utilized for specific tasks,

-	Core orientation devices often utilized to aid in structural interpretation, and

-	Undertaken by contract drilling personnel under the supervision of Stawell Gold Mines’ Geology Team.

•	Underground Diamond drilling;

-	Used at all stages of the geological process, exploration, resource definition and grade control,

-	Drilling by conventional and wireline methods,

-	Hole sizes HQ3, HQ2, NQ2, BQ2, LTK60, LTK48 (not used post 1997),

-	Hole depths vary from <50m to 1200m,

-	Directional drilling utilized for specific tasks, and

-	Undertaken by contract drilling personnel under the supervision of Stawell Gold Mines’ Geology Team.

•	Open hole percussion sampling “sludge sampling”;

-	Used after development of ore drives for final stope definition,

-	Hole sizes 89mm open hole,

-	Hole depths vary from 5m to 25m,

-	Samples of cutting of variable length are collected primarily for geological logging of the chips to identify major faults and geological contacts, and

-	Undertaken by Stawell Gold Mines production blasthole rigs.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 10-1 STAWELL GOLD MINES GEOLOGICAL PROCESSES AND APPROXIMATE DRILL SPACINGS

Activity Area	Target Type	Criteria	Resource Classification	Geological Data available
Exploration	Conceptual Targets	• Conceptual geological model		• Geophysics
		• Geophysical anomaly		• Mapping
		• Geochemical anomaly		• Wide spaced Exploration Drilling
• Conceptual geological models
	Confirmed Targets	• Geological model confirmed by drilling		• Wide Spaced Exploration drilling
		• Mineralization confirmed by drilling		• Assay information
• Drill logs
	Scoped targets	• Geological continuity established	Pre resource,	• Broad spaced Grid Drilling
		• Ore grade intersections established	Resource	• Detailed cross sectional interpretations
		• Preliminary geological model		• Assay information
		• Drill spacing 160 m X 120 m		• Drill logs
• Geological models
Resource Definition		• Geological continuity confirmed	Inferred Resource	• Regular Grid Drilling
		• Ore grade intersections continuous		• Detailed cross sectional and 3D interpretations
		• Geological interpretation modeled		• Assay information
		• Geostatistical model established		• Drill logs
		• Drill spacing 80m X 60m		• Geological models
• Geostatistical model
• QA/QC analysis
		• Geological continuity confirmed	Indicated Resource	• Regular Grid Drilling
		• Ore grade intersections confirmed		• Detailed 3D modeling and interpretations
		• Geological interpretation modeled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Drill spacing 40m X 40m to 30m X 30m		• Geostatistical model
• QA/QC analysis

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Activity Area	Target Type	Criteria	Resource Classification	Geological Data available
Grade Control		• Confident Geological continuity	Indicated Resource	• Close Grid Drilling
		• Ore grade intersections confirmed		• Detailed 3D modeling and interpretations
		• Geological interpretation modeled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Drill spacing 20m X 20m		• Geostatistical model
• QA/QC analysis
		• Confident Geological continuity	Measured Resource	• Close Grid Drilling
		• Ore grade intersections confirmed		• Detailed 3D modeling and interpretations
		• Geological interpretation modeled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Level Development above and below		• Geostatistical model
		• Drill spacing 20m X 20m to 15m X 15m		• QA/QC analysis
		• Open-hole sludge drilling		• Development face mapping sheets and ore runs
• Open-hole sludge drill geological data where required

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

10.2	DRILLING PROCESS

A flow sheet of the diamond drill process from design to implementation is shown in Figure 10-1.

The diamond drill contract personnel provide a daily record of drilling activities for all drill rigs. Data from the daily record sheet is entered daily to a site database for tracking of drilling production and to enable tracking of drilling progress interrogation at a later date.

Geological personnel track the drillhole path and maintain in control of the daily activities of all drill rigs including which drillers were responsible for various sections of the hole should there be issues with core presentation or down-hole depths that require clarification. A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality. These drill records are kept indefinitely, enabling a review of drillhole information many years after completion of drilling.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

SGM Core Handling and Sampling Flowsheet
RIG SITE
CORE
Marking of core orientation
Transport to Core Shed
Cleaning and checking core tray labelling
Core photography
Layout trays
Core logging
Marking up for sampling
Allocation of sample IDs
Core cutting
Whole core
Core cutting
Save core 2m outside last sample interval. All other core thrown out
Sampling & bagging
Half Core sampling & bagging
Non-sampled half core to storage
Insert QAQC standards and blanks
Insert QAQC standards and blanks
Weigh sample bags (data for SG calcs)
Samples taken to SGM Lab for analytical preparation

FIGURE 10-1 SGM DIAMOND DRILLING PROCESS FLOWSHEET

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

10.3	DRILL SPACING

Drill spacing varies for exploration, resource definition and grade control programs within the ranges as indicated below. The appropriate Mineral Resource classifications indicated in this Table are a guide only and each Mineral Resource area is classified based on a number of criteria as discussed in Section 14 of this report. Each of the Mineral Resource areas will have drilling at various hole spacing depending upon the stage of resource development and mining activities.

Initially the exploration drilling is carried out on broad spaced targets, and if the continuity of the structure is apparent, as in the case of known basalt bodies, the targets will generally be tested on centers 160m along strike and 120m down-dip (160m x 120m).

When exploration is successful in locating appropriately mineralized environments this spacing is reduced to approximately 80m along strike x 60m up and down-dip. If updated geological interpretations completed at this drill spacing are able to demonstrate geological continuity and define sufficient gold grades to complete and define a Mineral Resource, it is possible to classify the defined Mineral Resources as Inferred Mineral Resources.

Ongoing drilling will be completed once appropriate drill platforms can be established to enable the drill spacing to be reduced to 30m x 40m centers. At this spacing, if the geological and grade continuity is well constrained, a Mineral Resource could be classified as Indicated Mineral Resource. Generally, at this stage final mine design and scheduling is possible and capital development infrastructure can be designed and commenced to access the area for mining including the design of appropriate platforms to complete ongoing resource definition and grade control diamond drilling.

Grade control diamond drilling targets a drill spacing of at least 15m to 20m, along strike, by 15m to 20m, up and down-dip, on the mineralized structures. This drilling is a component of the mine production process and is required to identify any small scale changes in geometry which will affect mining shapes. Where the geometries are complicated by faulting or other geological features then the spacing can locally be closed to 10m x 10m. Following this work, detailed stope and development design is completed and ore development is designed and implemented under survey control. As a general rule, only after completion of development or sufficiently close-spaced diamond drilling will a Mineral Resource be classified as a Measured Mineral Resource.

As development is implemented every face or development round (3.8m to 4.0m spacing) is visited by Stawell Gold Mines geological personnel to map the location of the major contacts and structures exposed by the development, and where practical and channel sample obtained. This information is critical in ensuring development is in the correct location and also to provide the detailed geological information required for final stope extraction and stope tonnes and grade determination. Sludge sampling programs are completed only where there is a requirement to gain additional geological information beyond that already available. Drilling is completed in fans of holes drilled up from the development locations (a typical fan is shown in Figure 10-2). These fans are only completed as required but may be as close as 10m along strike and on rare occasions 5m along strike when structural complexity is high or ore geometries vary.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The drive outline is shown as well as the geological mapping collected from each face location. The up-hole drill fans are colored by logged geology: green = potentially mineralized Volcanogenics, yellow = Basalt.

10.4	DRILLHOLE ORIENTATION

10.4.1	UNDERGROUND

Where possible, drilling is oriented perpendicular to the structures being tested. The nature of the mineralization at Stawell and the availability of suitable drilling platforms in the underground environment will always result in compromises in the ability to obtain near perpendicular tests of the mineralization. An example of the orientations of the drillholes through the FAS and USF2 Mineral Resource area is shown in Figure 10-3 and Figure 10-4. Similar drillhole orientations relative to the strike and dip of the structure exist in many of the Mineral Resource areas.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

(Note: extended Basalt Lode = green; Central Lode = Red; Stockworks = purple).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

(Note: DUKES Basalt Lode = green; Central Lode = Red; Stockworks = light green).

10.4.2	SURFACE

The nature of the mineralization around Big Hill, near surface and the availability of suitable surface drilling platforms due to community constraints will always result in compromises in the ability to obtain near perpendicular tests of the mineralization. Overall the Big Hill Mineral Resource area has been drilled at regular 20m along strike intervals with the drill holes oriented perpendicular to the strike and dip of the main mineralization system with an up and down-dip spacing of 25m, see Figure 10-5 and Figure 10-6.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

(Note: Potential Pit = grey, Surface topography including previously mined Davis Pit = red, Davis lode = light green, Iron Duke lode = dark green, Allens lode = light blue and Mariners lode = dark blue

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Noting the most recent RC infill drilling in red (2012) and 2013 in blue. Used in both the Mineral Resource estimate and void modelling.

10.5	COLLAR SURVEY CONTROL

All survey control for the underground drilling programs was established by Stawell Gold Mines survey personnel. Survey control points are maintained in the underground decline by Stawell Gold Mines survey personnel and these locations provide the control for all mark out and pick-up surveying that is conducted in the underground environment. On conclusion of drilling and drillhole grouting, diamond drilling personnel inserted a wooden wedge labeled with the drillhole ID into the collar of the hole. This provides a permanent identification of the drillhole collar to ensure matching of surveying information to the correct drillhole collars.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The collar survey information was entered in the Stawell Gold Mines database by data managers. An example of the information supplied by Stawell Gold Mines surveyors and the checklist utilized to ensure appropriate information was collated.

The coordinate system in use at Stawell is a modified version of AMG which is discussed in Section 4.5. All survey data pertaining to the mining operation is stored in this coordinate system.

10.6	DOWN - HOLE SURVEY CONTROL

Down-hole survey control was managed by utilizing down-hole cameras to survey the drillhole path. Electronic single shot instruments (REFLEX® and RANGER® tools) have progressively been used in preference to the Eastman® mechanical cameras since 2002 at Stawell Gold Mines as shown in Figure 10-7, and the vast majority of the down-hole surveys of diamond drillholes that are used in the estimation of the Mineral Resource estimate detailed in this technical report have been made with electronic single shot cameras. Magnetic intensity is recorded and used to assess validity of record. Dip +/- 1.5° and azimuth +/- 3° is highlighted and assessed.

Since mid-2014 multishot surveys have been taken at the end of the drill hole with the same REFLEX® electronic camera; with a survey interval of 3m, Figure 10-7. Single shot surveys are collected during drilling to manage the holes progress and deviations. The multishot surveys are collected on hole completion, providing survey data at a denser scale for hole orientation interpretation and validation.

Some of the deeper surface diamond drillholes have been surveyed using a North Seeking Gyro instrument.

Down-hole survey instruments routinely measure azimuth relative to magnetic north and declination (dip) relative to the horizontal. A correction is applied to convert Magnetic North to Grid North. The detail of how this correction is currently applied is shown in Figure 10-8.

Contract drilling personnel are responsible for providing survey information at pre-determined spacing’s down the drillhole. The first survey is taken at 15m down-hole and is effectively used as the collar survey. This depth is used as it reduces the influence of magnetics effects associated with the drill rig and support equipment. Subsequent surveys are taken at 30m spacing or at closer intervals where deemed necessary by the supervising geologist. The contract personnel records survey details on the daily drilling record sheet and also on a separate survey record sheet) from which the information is entered to the acQuire database system. The electronic instruments provide a direct reading of the magnetic field intensity at the survey locations. This reading can be used to determine if survey readings have been influenced by magnetic material down-hole. The single shot survey data is critical to understand the hole progress during drilling and to manage hole deviations.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

(SE = Eastman Single Shot in purple, SD = Electronic survey instrument in blue, sm = multishot survey in orange) by time. Post 2001, the standard survey instrument used has been an electronic single shot down-hole survey tool.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

10.7	DOWN - HOLE SURVEY QUALITY CONTROL

Several quality control and quality assurance processes are in place to ensure that appropriate survey (down-hole and collar) information is stored to the database. Along with the database manager’s checklist, the project geologist reviews the single shot and multishot data and makes a final decision on the expected trajectory of the hole azimuth. This is illustrated in Figure 10-9.

For longer drillhole traces, the survey information is plotted to provide a graphical review of the information method utilized where adjustments to the survey information can be made using the overall trend of the drillhole trace. (see Figure 10-9).

Where clear discrepancies have been identified with the validity of the survey information and adjusted surveys entered, the original surveys are given a lower priority in the database system. A record of survey methods and or adjustments are maintained in the main acQuire database as part of the audit trail.

Stawell Gold Mines personnel utilize a survey camera test bed with known azimuth and dip to routinely check the accuracy of the down-hole survey cameras. This test bed is located on the surface, well away from any potential magnetic sources and is utilized by contract drilling personnel to routinely check camera performance and determine if equipment requires servicing or re-calibration.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

10.8	DIAMOND DRILL CORE PROCESSING

A detailed flow sheet of core processing activities is shown in Figure 10-1. Prior to drillhole number MD2678 and SD607, the core photography was taken on film and stored as prints. Figure 10-10 is an example of the diamond core photography used for all diamond drill core.

10.9	LOGGING

All diamond drill core is logged by the site geological teams using a standardized logging methodology. The data is captured electronically at the point of collection using either a barcode logging “Datcol” software system or acQuire logging system. The “Datcol” system was developed on site in the mid 1990’s and has remained the standard process since that time where the key tables for lithology, alteration, structure, and geotechnical information are populated during the logging process. During 2009, the acQuire logging system was developed to replace the “Datcol” system. The acQuire logging system utilizes the same standard key tables for the lithology, alteration, structure, and geotechnical information, which are populated during the logging process.

10.10	CORE RECOVERY

During the logging process, any lost core is estimated and logged as lost core with a specific start and end interval.

A review of database for recently drilled holes indicates exceptionally good core recovery throughout the deposit, particularly adjacent to the major mineralized zones. Where core is lost, it is usually associated with significant faulting. Lost core is identified in the logging as “LOST” and as such there are very few if any assay intervals utilized in the Mineral Resource estimate where core recovery is less than 100%.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11    SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	REVERSE CIRCULATION DRILLING SAMPLING

All Stawell Gold Mines reverse circulation (RC) sampling was carried out using the following protocol:

•	Generally, the entire hole was sampled from the collar unless it was recognized as recent fill or material associated with the construction of the drill pads;

•	Samples were collected at 1.0m sampling interval, bit pulled back and flushed between intervals;

•	Samples discharged into tightly fitting plastic sample bag from cyclone;

•	Sample transferred to a rectangular plastic tub, the same size as the splitter;

•	Sample tipped into three tier splitter from plastic tub to ensure equal quantities available to all vanes;

•	1/12 sub split (nominally 3kg) collected in calico sample bag, tied and placed in lots of five into plastic bags;

•	Residue sample collected in original sample bag and transported to bag farm for storage;

•	Splitter cleaned by shaking/banging/brush/air compressor as necessary between samples;

•	Cyclone cleaned at regular intervals (completion of each hole minimum) by banging/checked by hand/arm;

•	Every 20th sample re-split to give a second 3kg sample, field splits dispatched along with first splits; and

•	Samples dispatched to laboratory for analysis by fire assay.

11.2	DIAMOND DRILLING SAMPLING

During the logging process, the geologist will mark up the intervals of core required for sampling. Not all diamond core is sampled. Thorough sampling process has identified the key lithological and structural units that will host mineralization and the selection of units for sampling follows the protocols shown below:

•	All Magdala Facies, also known as ‘Magdala Volcanogenics’, are sampled for assay;

•	A minimum of 2.0m into the hangingwall and/or footwall is sampled;

•	Fault zones and zones of sulphide are sampled at the geologist’s discretion; and

•	Magdala Basalt and Albion Formation units are sampled at the discretion of the logging geologist.

Not all diamond core is cut in half prior to sampling. Sampling of diamond drill core follows one of two methods as detailed below:

1.	Exploration and Resource Definition – HQ or NQ drill programs;

•	Core is logged and geological derived intervals are marked up for sampling,
•	Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m to 2.0m. The average sample interval is approximately 1.0m, and

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•

For Resource definition drilling programs, 1 in 5 holes is cut with a diamond saw prior to sampling and one half of the core is sent for assay. The remaining half core is retained as a record within the core library. All other drillholes are sampled as whole core, which is sent for sample preparation and assay as per the flow sheet shown in Figure 10-1. All drillholes deemed to be for the purpose of exploration are ½ core sampled and the entire remaining core retained in storage on site at Stawell Gold Mines.

2.	Grade control diamond drill programs – NQ or LTK60;

•	Core is logged and geological derived intervals are marked up for sampling,
•	Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m to 2.0m. The average sample interval is approximately 1.0m, and
•	For grade control drilling programs drillholes are sampled as whole core with the entire sample sent for sample preparation and assay as per the flow sheet shown in Figure 10-1.

Detailed operating procedures for sampling of diamond drill core are used at Stawell Gold Mines to ensure uniformity of process and prevent errors.

11.2.1	DIAMOND DRILL CORE SAMPLES

Exploration physicals for January 2016 to December 2016 totaled 13,747m of drilling comprising of drillholes into the Aurora B and Moray 343, Mariners 109 and 468L Mid-North Magdala targets. Details of these exploration programs is covered in Section 9. The 2016 drill statistics is shown in Table 11-1.

Resource definition physicals for January 2016 to December 2016 totaled 2,801 comprising 17 drillholes into the SM250, USF2 and Federal Albion South. Resource definition drilling of all these areas resulted in convertible Mineral Resource.

Grade control physicals for January 2016 to December 2016 totaled 2,824.8m comprising 13 drillholes into the SM250, USF2, Moray N and FAS. This drilling resulted in convertible Mineral Resource for all areas and presentation of material directly into the 2016 mining plan for the USF2 and FAS.

TABLE 11-1 DRILL STATISTICS FOR STAWELL GOLD MINES UNDERGROUND DURING JANUARY 2016-DECEMBER 2016

		2016
Exploration Drilling	HOLES	48
	Meters	13,747
	Targets	AURORA B, MORAY, MARINERS 109, R1
Resource Definition Drilling	HOLES	17
	Meters	2,801
	Targets	SM250 ,USF2, FAS
Grade Control Drilling	HOLES	19
	Meters	2,824.8
	Targets	SM250, USF2, FAS, MORAY N

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The sample interval statistics from January 2016 to December 2016 are shown in Table 11-2. The same sample methodologies are utilized for 2017 and it is anticipated similar sample lengths will be achieved. The average sample intervals demonstrated by the 2016 data are consistent, and are indicative of the complete data set utilized to estimate Mineral Resources at Stawell.

TABLE 11-2 DIAMOND DRILL CORE SAMPLE INTERVAL STATISTICS FOR SAMPLES TAKEN DURING 2016

2016
Total Samples (m)	7,061.57
Minimum Sample Length (m)	0.20
Maximum Sample Length (m)	1.50
Average Sample Length (m)	0.93

11.2.2	RELIABILITY OF SAMPLES

It is the opinion of the Authors that the drilling and sampling methods employed by Stawell Gold Mines are of a high standard and provide representative tests of the mineralization suitable for the estimation of Mineral Resources. Standard drill spacings adopted by Stawell Gold Mines are appropriate for the various stages of Mineral Resource classification and whilst other factors also contribute to decisions regarding classification of the Mineral Resources, the drill spacings discussed in this section enable appropriate geological interpretation and Mineral Resource classification decisions to be made.

11.3	ASSAY LABORATORIES

During the life of the Stawell Gold Mines, a number of laboratories have been utilized for routine assaying of diamond drill core and RC samples. The details of the laboratories and the periods for which assaying has been conducted are as follows:

11.3.1	STAWELL GOLD MINE LABORATORY

The Stawell Gold Mine Laboratory is an onsite laboratory which is operated by the mine staff and is not classified as an independent laboratory. It was used intermittently prior to 1995 for assaying of diamond drill core and RC samples.

Some aspects of the facility include:

•	Non accredited company assay laboratory;

•	Assay method was 10g Aqua Regia with pre-digest roasting and AAS finish. Samples are roasted before digest to burn off the sulphides, to ensure all gold is released;

•	Assaying of diamond drill core and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice;

•	Now utilize a 25g Aqua Regia method with pre-digest roasting and AAS finish;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Utilized for metallurgical assaying, underground face sample and other geological grade control sampling and

•	Undertake routine sample preparation of diamond drill core samples post 2004.

11.3.2	WMC BALLARAT ASSAY LABORATORY

WMC Ballarat Assay Laboratory utilised prior to 1995 for assaying of diamond drill core and RC samples and was not an independent laboratory at the time of being used:

•	Non accredited company assay laboratory;

•	Assay method was 10g Aqua Regia with pre-digest roasting and AAS finish; and

•	Assaying of diamond drill core and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.

11.3.3	AMDEL LABORATORY

AMDEL Laboratories is an independent laboratory based in Adelaide, South Australia. The relationship between AMDEL and the Stawell Gold Mines was on a client/supplier arrangement with a contract in place:

•	ISO 9001 accredited;

•	Utilized intermittently from 1995 through to present day;

•	Primary supplier of assay services from 2004 to mid-2007;

•	Ongoing utilization for check assays; and

•	Stawell Gold Mines reduced reliance on AMDEL Laboratories in mid-2007 as a result of very slow turnaround of assays results.

11.3.4	AMINYA LABORATORY

AMINYA Laboratories was an independent laboratory based in Ballarat. The relationship between AMINYA and the Stawell Gold Mines was on a client/supplier arrangement with a contract in place:

•	Not accredited;

•	Primary supplier of assay services for diamond drill core and RC samples period from 1995 to 2004; and

•	Discontinued in 2004.

11.3.5	INTERTEK GENALYSIS

Intertek Genalysis (formerly Genalysis Laboratory Services) is an independent laboratory based in Perth. The relationship between Intertek and the Stawell Gold Mines was on a client/supplier arrangement with a contract in place:

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Genalysis is a NATA accredited laboratory to ISO 17025; and

•	Provider of assay services during the period from 2004 to 2006.

11.3.6	ALS LABORATORY GROUP

ALS Laboratory Group is an independent laboratory based in Orange NSW. The relationship between ALS and the Stawell Gold Mines is on a client/supplier arrangement with a contract in place:

•	ALS Laboratory Group is accredited to ISO 9001 and ISO 17025; and
•	Primary provider of assay services to Stawell Gold Mines from August 2007 to present day.

11.4	SAMPLE PREPARATION

The sample preparation protocol for diamond drill core is shown in the flow sheet given in Figure 11-1. This sample preparation flow sheet was developed in 1995 and has been in operation for all Stawell Gold Mines diamond core and RC samples since that time.

During the period from 1995 to 2004, all sample preparation was conducted by the assay laboratory facilities. In 2004, it was decided by site personnel to complete this task on site at the Stawell Gold Mines laboratory facility.

11.4.1	STAWELL GOLD MINE LABORATORY

The sample preparation at the Stawell Gold Mine laboratory follows the same process utilizing modern sample preparation equipment:

•

Daily primary crusher and pulverizer size fraction calibrations are reported in the weekly Stawell Gold Mines site laboratory report to ensure that the size fractions are meeting the set standards. The size fraction calibration for the crusher is that 75% of material must past through a 2mm screen (LABSOP-060 Boyd Crusher Size Fraction Analysis). For the pulverizer, the size fraction calibration is that 90% of material must pass through a 75µm screen (LABSOP-061 LM5 Pulverizer Size Fraction Analysis);

•

A quartz flush is inserted, at a 1:5 ratio, at the crushing stage for all diamond drill core and RC chip drill samples. If visible gold is identified at the logging stage, then a quartz flush is inserted after every sample within that mineralized zone;

•	Splitting using a vibrating feed cone splitter;

•	Pulverizing to 95% passing 75um using Labtechnics LM5 pulverizing mills; and

•	A quartz flush is inserted after every sample at the pulverizing stage for all diamond and RC drill core.

By retaining responsibility for this work through the existing site based facility, Stawell Gold Mines has flexibility in sending the pulps only to a variety of assaying laboratories and also retain the coarse rejects on site for ongoing metallurgical test work programs.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Stawell Gold Mines internal laboratory process was independently reviewed by ALS Global Laboratory’s February 2016. No serious concerns compromising the quality of data were identified. Outcomes of the audit will be actioned during 2016 to maintain a high quality of sample preparation.

SGM Drill Core Sample Flowsheet Summary
(SGM Prepping then Commercial Lab Fire Assay)
QAQC COMMENTS
LOGGING/SAMPLING
Corefarm
Core logged
SampleID allocated
samples 0.15 to 1.5m
Half-core samples
cut and split
3-10kg sample bagged
into calico bags
SGM standards
inserted
~ 1:20 ratio
Assay of known standard
monitors accuracy
Assay Blank used
to monitor contamination
PREPARATION
SGM Laboratory
Dry @ 80°
~ 6hrs
SGM standard
Crush
75% <2mm
Crush - Quartz flush after
every 5th sample to clean
machine
Split where
sample >3.0kg
excess
3.0kg sample
Split 1:10 samples 50/50
sample size <2.5kg
Split sample monitors
sample preparation
and homogeneity
"B" added to sampleID
original sampleID
Pulverise
95% <75μm
Pulverise
95% <75μm
Pulverise - Quartz flush
after every sample to
clean machine
Sub sample
(scoop through bowl)
100-200g
Sub sample
(scoop through bowl)
100-200g
Excess reject retained
at SGM for
Metallurgical Testwork
Crusher and pulveriser size
fractions are calibrated daily
and recorded
ANALYSIS
Commercial Laboratory - ALS
Duplicate sample 1:20
(minimum 1 per batch)
Duplicate
monitors precision
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Repeat assay
if value > 30ppm
Repeats requested
by SGM
Repeat/Re-assay monitors
repeatability

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.4.2	ALS GOLD MINE LABORATORY

During 2016 the SGM Assay lab was unable to prepare assay samples in a timely manner due to competing priorities (metallurgical testwork, sludge assay samples, etc.) so drill core samples were sent to ALS Orange for compete sample preparation and assay. This process started periodically from May 2016, then with the success of a timely turn around and high quality result the sample preparation was exclusive to ALS from August 2016. The breakdown of samples and holes by laboratory for 2016 is listed in Table 11-3.

TABLE 11-3 DRILL CORE SAMPLE PREPARATION FOR 2016 BY LABORATORY

Drill Core Sample Prep 2016
Laboratory	Holes	Samples
Stawell Site	48	3,790
ALS Orange	41	4,792

With the Stawell operations being placed on care and maintenance including the SGM Assay Laboratory, in December 2016, all samples will continue to be sent to ALS Orange for sample preparation and assay in 2017.

Sample preparation process at ALS is as follows:

•	Sample received at laboratory;

•	Samples sorted into numerical order per sample dispatch advice;

•	Crushed duplicate sample IDs inserted on every 10th sample and assigned B suffix. NB – where the 10th sample falls on a pulp material, crushed duplicate is moved to the 11th sample;

•	Samples dried in oven at <95 degrees Celsius until dry. Samples received as pulp material in foil seal bags does not enter drying oven to prevent potential damage;

•

Samples crushed using Boyd crusher (2mm nominal jaw gap) and split 50:50 using RSD splitter. 50% of sample bagged to be returned to Stawell. Crushed duplicate samples generated at this stage. Barren quartz flush material run through crusher after every 5th sample;

-	Samples with a received weight of 1.50kg or less are not be split, as the subsequent split would be too small for the LM5 pulverizer, and

-	Flush protocol removed at the end of January 2017 and only maintained after the sample where visible gold is indicated.

•	50% of sample pulverized using LM5 pulverizer to >90% passing 75um. 1:20 samples tested for grind fine- ness. A barren high silica sand flush is run after each sample;

-	Flush protocol removed at the end of January 2017.

•	Approximately 300g of material taken from the pulverizer as the working “master” pulp sample. Remaining material bagged into the original calico bag to be returned to Stawell; and

•	“Master” pulp samples boxed into groupings of 12 samples per box and submitted for assay.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.5	SAMPLE SECURITY

All drill core and RC samples are delivered directly to the mine site based core farm facility. This is on a shift by shift basis for underground drill core and on a daily basis for all others. Access to the mine site is restricted to authorized personnel only or as a visitor under full supervision by Stawell Gold Mines personnel. During 2016 the site was gated and locked in the evening and manned by security personnel at all other times.

Security of drill core and samples is managed by maintaining records throughout the complete process from drilling, core processing, logging, sampling, sample preparation and assaying through to return of results.

Key record keeping procedures utilized in managing sample and data security are described below:

•	Daily drilling records are entered into the database which provides records of drill core produced;

•	Core is photographed within 24 hours of being delivered to the core processing facility;

•	The Stawell Gold Mines sample processing facility is located on the mine lease within a security fenced area. All core stored here is only able to be accessed by Stawell Gold Mines personnel;

•

At the conclusion of logging, a sample requisition sheet generates listing sample numbers, assay standard insertion and assay requirements. This is loaded directly to the acQuire database, enabling tracking of samples after this process;

•

Stawell Gold Mines personnel are trained in appropriate procedures for logging and sampling of the diamond drill core and generating an analytical request sheet outlining sample identification and assay requirements; and

•	The production of carefully labeled sample pulps for dispatch by registered posts.

The pulps are dispatched from the Stawell Gold Mines prep laboratory to the assay laboratories using registered post or courier services. Consignments travelling by registered post or courier services are required to be signed off by each leg of the postage route on arrival and can be tracked online. The assay laboratories are also required to send a statement informing Stawell Gold Mines that the pulps have arrived and that the samples, as detailed on the analytical request sheet, can be accounted for. It is the opinion of the Authors that the sample security is adequate.

11.6	ASSAY METHODS

A summary of the laboratory methods utilized by the various laboratories is given in Figure 11-1. All assaying for gold that is utilized in the Mineral Resource estimates have been completed by fire assay method (30g – 50g charge weights) with an AAS finish.

For samples reporting below LLD, a value of 0.5 x LLD is utilized as standard in Mineral Resource estimation.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.7	DATABASE STORAGE AND INTEGRITY

All Stawell Gold Mines drilling data is stored within the “acQuire” Database Management System (the acQuire database) which operates in an SQL server framework, and data security is established by having various levels of user access rights. Stawell Gold Mines maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the acQuire database for read-only purposes.

Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample identification created during the logging procedure.

In March 2010, the acQuire database was updated to the CorpAssay ADM (acQuire Data Model) and QA/QC functionality “Assay Pending” has been implemented on analysis results reported since then. Assay results are first loaded to the database with an initial priority indicating that they have not passed through QA/QC. When subsequently reviewed for QA/QC, the priority is changed as the result is accepted or rejected. Only data with a priority of 1 is visible in the MineSight drillhole views ensuring QA/QC of drill data in the model has been approved.

Data validation occurs during upload of data to the acQuire database using the acQuire DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated;
  All numeric fields are within acceptable limits and not duplicated;
  Sample from-to depths cannot be greater than the maximum hole depth;
  Checks are performed for overlapping samples; and
  Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample identification created during logging procedure.

Alpha analysis codes are stored as logged and/or reported e.g. NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. MineSight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

11.8	QUALITY ASSURANCE/QUALITY CONTROL

The general flow sheet for the sample preparation and assaying including the QA/QC samples submitted to ensure this compliance is shown in Figure 10-1;

•	Exploration diamond drill core is routinely half core sampled;

•	Mine diamond drill core is mostly full core sampled, with approximately one in every five holes being half core sampled. Samples are crushed and pulverized;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Routine assaying of diamond drill core samples has been undertaken utilizing fire assay methodologies (30 gram charges) with an AAS finish;

•	Screen fire assay is also completed on samples in which visible Au was observed during the logging process;

•	Assays are reported to an LLD of 0.01ppm. For sample reporting below LLD, a value of 0.5 x LLD is used in resource estimation;

•

Sample QA/QC procedure incorporates routine check assays including repeats (re-assay or repeat assay), duplicate (second sample taken after pulverization), splits (half coarse sample split, at ratio of approximately 1:10 samples), and standards;

•

The Stawell Gold Mines QA/QC process was independently reviewed by The Quantitative Group consultants in July 2011 and February 2012. Quantitative Group found the system in place to be a robust and appropriate process for ensuring quality assay returns (Stewart July 2011 and Stewart Feb 2012). The Authors agree with the conclusions reached by Quantitative Group; and

•

In 2016 the Stawell Mine internal laboratory participated in the October 2016 Geostats Survey of International Laboratories. Results from the survey showed that the laboratory performed within range of expectation.

11.8.1	QA/QC CHECKS AND ACTIONS

A range of checks and resulting actions are in place to monitor the QA/QC of the Stawell Gold Mines data set as set out in the QA/QC flow sheet shown in Figure 11-1. When monitoring these checks, the following guidelines are followed.

11.8.1.1 Standards

A range of standards (Table 11-4) are regularly inserted at the sampling stage (1:20 ratio) to monitor assay analysis accuracy. Figure 11-2 shows the assay standard performance for the all assays in 2016.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 11-4 RANGE OF STANDARDS USED AT STAWELL GOLD MINES (g/t Au)

Standard ID	Start/End Date Used	Gating Values			Comment
		Lower Limit 2σ (ppm)	Recommended Value (ppm)	Upper Limit 2σ (ppm)
SGM LowA	June 2001 - May 2010	3.18	3.34	3.5	Discontinued
SGM LowB	June 2001 - May 2005	3.24	3.54	3.64	Discontinued - no sample left
SGM HighA	June 2001 - Oct 2008	3.885	4.2	4.515	Discontinued - performance issues
SGM HighB	June 2001 - Feb 2009	4.18	4.54	4.9	Discontinued - no sample left
SGM High	Feb 2006 - May 2010	8.77	9.36	9.95	Discontinued
SGM1	Nov 2008 / current	3.49	3.63	3.77
SGM2	Nov 2008 / current	6.77	7.15	7.53
SGM3	Aug 2009 / May 2011	2.06	2.21	2.36	Discontinued
OR2Pd	Apr 2011 / Jan 2012	0.058	0.89	0.943	Discontinued - no sample left, replaced with matrix matched standards
OR54Pa	Apr 2011 / Jan 2012	2.68	2.9	3.12	Discontinued - no sample left, replaced with matrix matched standards
OR15h	Apr 2011 / Mar 2014	0.97	1.02	1.068	Discontinued - no sample left, replaced with matrix matched standards
OR10c	Apr 2011 / current	6.27	6.6	6.92
OR62d	Apr 2011 / current	9.84	10.36	11.16
OR12a	Apr 2011 / current	11.31	11.79	12.27
OR17c	Jan 2012 / Sep 2016	2.87	3.04	3.21	Discontinued - no sample left
OR15g	Jan 2012 / May 2012	0.481	0.527	0.573	Discontinued - no sample left, replaced with matrix matched standards
OR15f	May 2012 / Mar 2014	0.301	0.334	0.366	Discontinued - no sample left, replaced with matrix matched standards
OR200	Mar 2014 / current	0.316	0.34	0.365
OR204	Mar 2014 / current	0.966	1.043	1.12
OR904	Aug 2014/current	0.0407	0.045	0.0493	ppb standard
OR214	Sep 2016/current	2.866	3.03	3.194

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

If the standard assay is outside ±3 standard deviations from the known value then ~50% of that batch is automatically repeated, similarly if two standards report outside ±2 standard deviations then ~50% of that batch will be repeated. Entry is made into the onsite QA/QC diary to indicate which sample identifications have been repeated.

In 2016 it was recognized that the re-assay analysis occurring on the ALS lab samples was excessive without any fundamental underlying QA/QC issues occurring. The acceptance tolerance was relaxed, to conform to the ALS instrument precision range of our assays. The instrument precision limit for ALS fire assay is 6% above 50 times the detection limit, so this was set to the maximum acceptance criteria. The population of each standard however is expected to perform to expectation and this is managed through quarterly QA/QC reporting and standard analysis. The performance over time for each standard used is individually graphed and reviewed Figure 11-3. This is to understand if non-compliant standards were well-spread across all standard material in use and if it is likely a result of the tightness of the confidence intervals. The spread of the results for each standard are reviewed to identify any potential respectively.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.8.1.2 Blanks

Regular insertion of basalt blanks are inserted at the sampling stage (1:20 ratio), to monitor sample contamination or ~~s~~ample homogeneity~~. If the b~~lanks are not compliant, checks are initiated to determine the cause ~~o~~f the ~~no~~n-compliance ~~a~~nd what ~~reme~~dial ~~a~~ction is required~~.~~ Until mid-2016 the basalt blank material used is non mineralized basalt chip material purchased by site for batch plant process, where it was replaced with non-mineralized garden quartz material. Basalt blank was replaced by quartz material as the quartz is more abrasive and has greater capacity at cleaning any potential contamination between sample pulverization of the higher grade samples.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Figure 11-4 shows the analysis of the basalt blank assay results for 2016. This figure shows three elevated blanks, with one reporting 0.34 in an area of low-grade and another reporting 0.22 after a sample of 4.11ppm Au were received for the period. The first elevated blank was re-assayed with the re-assays showing greater variability than the original batch, and, as a result the original results were accepted. The second blank was accepted as the adjacent standards were compliant with a high grade sample sitting prior to the blank and adjacent compliant standards. All blanks except three were compliant for the period January 1, 2016 to December 31, 2016 out of a total of 214 blanks inserted during that period.

11.8.1.3 Laboratory Splits

Laboratory (lab) splits are taken during the sample preparation crush stage to monitor sample preparation and homogeneity. If splits are outside of 10% of the initial assay, investigations into the quality of the sample preparation for the batch are conducted.

Figure 11-5 shows the monitored precision for the sample crush stage within the sample preparation process given for assay preparation of all assays within the January 1, 2016 to the January 31, 2016. The graph presented in Figure 11-5 is a December indication of the homogeneity of the sample after the crush stage and shows whether error is introduced during the splitting of this crushed material prior to pulverization. This analysis shows more than 90% of the sample split assays have an average relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 11-6 is a Log/Log graphical representation of the same data, which is also used to analyze the lab split outliers. This graph indicates that the split variation more frequently occurs in the lower grade range (yellow highlight) which is of lesser interest. The higher grade splits are all relatively constant and within acceptable tolerance.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Rank ARD vs Percentile for LabSplit Data
>10xLLD
ARD
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
90%
95%
99%

Sample Splits
Log Log
Diamond drilling
Au Check
Au_ppm

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.8.2	LABORATORY DUPLICATE ASSAYS

Lab splits and duplicates are taken to monitor sample precision. Three sets of duplicate data are collected for Stawell Gold Mines samples:

•

The first duplicate data set is collected at the split stage of the sample preparation, before pulverization; every tenth sample is split with the split portion becoming the B sample (1:10 ratio). This duplicate is referred to as the lab-split at Stawell Gold Mines and monitors the precision of the crush and split stages of the sample preparation;

•

The second duplicate data set is collected at the fire assay stage; randomly, within a 1:20 ratio, a second scoop of the pulp is taken and processed in the same batch to the original sample. This duplicate is referred to as the duplicate at Stawell Gold Mines and monitors the precision of the pulverization sample preparation stage; and

•

The third duplicate data set is collected at the fire assay stage; randomly a second scoop of the pulp is taken and processed in a different batch to the original sample. This duplicate is referred to as the repeat at Stawell Gold Mines and monitors the precision of the pulverization sample preparation stage as well as across batch repeatability. This type of duplicate can also be requested if there is a non-compliant standard within the batch.

Where duplicates and repeats are outside of 10% of the original sample, additional duplicate repeats are requested to determine if it is a laboratory issue or associated with coarse gold within the sample.

Figure 11-7 shows the monitored lab duplicate results from the period January 1, 2016 to the January 31, 2016. The graph presented in Figure 11-8 is an indication of the homogeneity of the sample after the pulverization stage. This analysis shows more than 95% of the duplicate assays have a relative difference of less than 10% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Figure 10-8 is a Log/Log graphical representation of the same data, which is also used to analyze the lab duplicate outliers. This graph indicates that the duplicate variation more frequently occurs in the lower grade range (yellow highlight) which is of lesser interest. The higher grade duplicates are all relatively constant and within acceptable tolerance.

The Lab Repeat data performed well for the 2016 period assays, achieving the required goal of returning with gr~~e~~ater than 80% of the duplicate assays obtaining a half absolute relative difference (HARD) within 20% to the original batch. Refer to Figure 11-9.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Figure 11-10 is a Log/Log graphical representation of assay repeats which is used to analyze the lab assay repeatability. Repeated assays are compared to initial assays and as duplicate assays are a measure of laboratory precision any large discrepancy is followed up and discussed with the internal and external laboratory managers.

Monitoring of these checks is done within two days of the sample batch return and actioned generally no later than seven days after the return date. Any actions taken during the monitoring process are recorded in the Stawell Gold Mines QA/QC diary, which was set up in September 2007.

11.8.3	STAWELL GOLD MINES STANDARD REFERENCE MATERIAL

Nine standard reference materials are currently being used by Stawell Gold Mines, and as per standard procedure are inserted at frequencies of 1:20-1:25 samples to monitor accuracy. All of the current standards, except for OR62d, OR904 and OR17c are matrix matched. Standard OR17c was introduced into the system in 2016 to replace OR214 which had run out of samples. This standard is not matrix match as there is no current capacity to obtain SGM matrix matched standards. All standards are commercially made by Ore Research and Exploration Pty Ltd (ORE) of Melbourne and certification certificates are available in Stawell Gold Mines records. The details of the standards and when they were introduced to the system are shown in Table 11.8.4.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.8.4	QA/QC FOR THIS TECHNICAL REPORT

For this technical report, an analysis of the QA/QC data returned for the current mineral resource estimates have been compiled in Table 11-5.

This analysis encompasses all QA/QC data returned to Stawell Gold Mines for the current model updates and serves to demonstrate that a responsible and ongoing approach to managing assay data quality is maintained at Stawell Gold Mines and that assaying information is of a good quality for Mineral Resource estimation.

As a result of QA/QC monitoring processes carried out during the current reporting period, 998 samples were re-assayed from an initial 2,720 assays, for holes reported during this period. The proportion of re-assay is variable for each model update and given time period. Full details of QA/QC results can be found in individual reports by area (see below Table 11-5).

TABLE 11-5 QA/QC ASSAY RESULTS

	AURORA B	USF2	SM 250	FED ALB STH	MORAY	FED ALB	MARINERS	BIG HILL
	Au	Au	Au	Au	Au	Au	Au	Au
Population #	98	186	9	28	232	47	192	69
# Outside 2σ	7	12	0	3	28	9	26	4
% Outside 2σ	7%	6%	0%	11%	12%	19%	14%	6%
# Outside 3σ	1	3	0	1	8	6	5	1
% Outside 3σ	1%	2%	0%	4%	3%	13%	3%	1%
% positive	48%	37%	78%	68%	49%	45%	66%	46%
% negative	43%	56%	11%	32%	44%	51%	32%	52%
% at zero	9%	11	11%	0%	16	2	3	1
TOTAL BIAS	0.8%	-0.4%	2.1%	2.4%	-2.1%	-0.8%	1.4%	-0.1%

TABLE 11-6 REPEATED ASSAY FOR ALL CONTRIBUTING MINERAL RESOURCE AREA

	AURORA B	USF2	SM 250	FED ALB STH	MORAY	FED ALB	MARINERS	BIG HILL	TOTAL
Initial assays	526	206	64	144	43	297	503	1072	2855
Repeated assays	240	47	8	20	21	163	397	38	934
Repeated assays_Accepted	190	45	8	20	21	142	339	38	803
% Repeated Assays	45.6%	22.8%	12.5%	13.9%	48.8%	54.9%	78.9%	3.5%	32.7%
% Accepted Repeated Assays	36.1%	21.8%	12.5%	13.9%	100.0%	87.1%	85.4%	3.5%	86.0%

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

11.8.5	OPINIONS ON SAMPLING

It is the opinion of the Authors that the drilling and sampling methodologies employed by Stawell Gold Mines are of a high standard and provided representative tests of the mineralization for the estimation of Mineral Resources. Standard drill spacing’s adopted by Stawell Gold Mines are appropriate for the stages of Mineral Resource development and whilst other factors contribute to decisions regarding classification of the Mineral Resources the drill spacing’s discussed in this section enable appropriate geological interpretation and Mineral Resource classification decisions to be made.

11.8.6	RECOMMENDATIONS

The results from the QA/QC analysis of drill samples has indicated a good level of confidence in assay grades for use in the resource model. The following recommendations for improvements in the current procedures:

•	Standards continue to be inserted on site and independently of the assaying laboratories. The process of matrix matched standards needs to be continued wherever possible;

•	Continued monthly reporting and meetings with the external independent laboratory(s); and

•	The procedure for monitoring the acceptance gates of standards needs to continue to be reviewed regularly with increased sample support to validate the standard reference material precision of grade.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

12	DATA VERIFICATION

Kirkland Lake Gold utilize specialized industry computer software to manage its drillhole and assay database and employ dedicated personnel to manage the database and apply appropriate QA/QC procedures to maintain the integrity of the data. Data is assessed for errors with respect to standards and blanks prior to loading into the acQuire™ database software. Data is then spatially assessed in a commercially available mining software package (Surpac™) for any other questionable results.

To confirm compliance, the earlier 2012 Stawell Technical Report involved completing various database checks, which did not identify any reportable errors that would have raised any concerns about the integrity of the data. During the preparation of this technical report, which has included search and lookup of assay results, generation of plans and sections and estimation of Mineral Resources, the Authors did not encounter any difficulties with the database; hence the Authors believe the data/database has been verified to a sufficient level to permit its use and confidence in its reliability.

In addition to the quality control and data verification procedures discussed in detail above, the Qualified Persons preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to Mineral Resource interpolation. This verification used MineSight™ as the primary tool to identify data problems. This allowed the omission of holes, if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality for the purposes used in this technical report.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

13   MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	MINERAL PROCESSING AND METALLURGICAL TESTWORK

An ongoing program of metallurgical test work was conducted at Stawell Gold Mines. The program utilizes diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan. In addition to this, in areas where previous mining and treatment have occurred, previous actual plant performance is also taken into account.

Samples of the ore and estimated dilution are tested to determine the expected preg rob index and expected gold recovery through the Stawell Gold Mines processing circuit. Samples for metallurgical test work are selected from each ore lode; desirable samples are tested for each stope block. In this way expected rates of recovery can be determined for individual stope blocks, levels and ore lodes. As the metallurgical test work program is an ongoing process, the samples being tested to determine recovery rates can be said to be representative of the current and future production areas.

The results of the test work program (combined with previous performance where applicable) provide an expected plant recovery on a campaign basis. Stawell Gold Mines metallurgists were able to plot the actual versus predicted plant recoveries using the test work results so as to show the relationship between actual plant recovery and expected plant recoveries for all float ore treated project to date. This validated the robustness of the metallurgical test work programs utilized by SGM and as such the robustness of the forecast metallurgical assumptions used in developing project schedules and financial forecasts. The preg rob index is a relative scale that indicates preg rob severity per ore source. Determining the preg rob index for each ore source allows for tailoring of processing to suit.

Test work results by area are summarized in Table 13-2 METALLURGICAL LEACH TEST WORK RESULTS FOR EAST MAGDALA ORE SAMPLES, G/T AU below. An example of metallurgical and test work results by area (Table 13-1) are given below.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 13-1 STAWELL GOLD MINES RECOVERY IN PERCENT AND PREG-ROB INDEX BY ORE SOURCE, g/t Au

RECOVERY AND PREG ROB PER ORE SOURCE

STOCK-PILE	AREA	SURFACES	RECOVERY				PREG ROB
			G > 2.5g/t	G < 2.5g/t	G < 1.8g/t	G < 1.5g/t	
F1	MAGDALA - Basalt Contact Lodes.	21,35,36	89.0	87.0	87.0	82.0	0.4
F1	GOLDEN GIFT (G1, 2, 5) - All Lodes.	85, 87 etc.	89.0	87.0	87.0	82.0	0.4
F1	FEDERAL ALBION - Basalt Contact Lodes.	21,22,23,35,36	87.0	85.0	85.0	82.0	0.4
F1	MAGDALA/FED ALB - Stockworks.	02	85.0	83.0	80.0	80.0	0.5
F1	USF2 - Stockworks, Basalt Contact Lodes.	02,36	87.0	87.0	86.0	82.0	0.4
F1	USF2 - Central Lode.	69	85.0	83.0	80.0	80.0	0.4
F2	FEDERAL ALBION - Central Lode.	51,57,59,69	82.0	80.0	77.0	76.0	0.6
P1	MAGDALA (UPPER LEVELS) - Central Lode + 19 Surface	59, 19	76.0	73.0	72.0	72.0	1.0
P1	MAGDALA (UPPER LEVELS) - 23 Surface Lode	23	80.0	79.0	78.0	75.0	1.0
P2	NORTH MAGDALA - Stockworks, Basalt Contact Lodes.	35,02	82.0	80.0	78.0	76.0	1.0
P2	NORTH MAGDALA - Central.	57,59	73.0	72.0	70.0	68.0	1.5

Altered - 01/08/2016.

East Magdala June 2015

LEACH ID.	Level/Section			MD No.	ORE LOC.	INTERVAL DETAILS SAMPLE	FROM	TO	MTRS	HEAD g/t GEOL	HEAD g/t MET	SOLID PR	EXPECTED PLANT REC %	EXPECTED IF NO FLOAT	MET RESPONSE CLASSIFICATION
EastMagJune15-01	400	237N	Off Contact mineral	MD6339	FULL	1,083-094,0	416.0	438.8	22.80	5.76	5.31	0.34	80.7	64.7	FLOAT
EastMagJune15-02	400	242N	Waterloo	MD6340	FULL	116-117	375.0	377.5	2.55	3.49	4.77	0.35	70.4	56.8	FLOAT
EastMagJune15-03	500	243N	Off Contact Mineral	MD6340	FULL	015-019	519.5	523.8	4.25	3.21	3.31	1.24	93.2	91.1	FLOAT
EastMagJune15-04	500	243N	Off Contact Mineral	MD6340	FULL	036,038-044,	532.3	547.6	15.30	1.93	2.04	1.05	90.0	87.9	FLOAT
									44.90	4.08	3.98	0.67	82.5	69.8

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14    MINERAL RESOURCE ESTIMATES

14.1	INTRODUCTION

The geographical locations of the various Mineral Resource and Mineral Reserve areas for Stawell Gold Mines are shown in Figure 14-1 and Figure 14-2.

Over the period from January 1, 2016 to December 31, 2016, 19,423.9m of underground exploration, resource definition and stope definition diamond drilling was completed. This drilling has assisted in defining additional Mineral Resources.

Post 1998, the majority of the Mineral Resources and Mineral Reserves have been estimated using 3D geological block models. A number of block models have been created for separate geographical areas. The key Mineral Resource and Mineral Reserve areas and the date of the most recent updates are recorded and outlined in Table 14-1.

This Mineral Resource estimate is a compilation of a number of separate models and estimates. Table 14-1 summarizes the Resource Models that have been completed during the reporting period. Table 14-2 summarizes the Resource Models that were completed prior to the reporting period and contribute to the current reported Mineral Resource.

TABLE 14-1 SUMMARY OF MINERAL RESOURCE MODELS UPDATED IN 2016

Model	Release Date	Report Date
Aurora B	Jun-16	Aurora B Resource Model Report June 2016
Upper South Fault 2	Jul-16	Upper South Fault 2 Resource Model Report July 2016
Below SM 250	Oct-16	Below SM 250 Resource Model Report October 2016
Fed Alb South	Nov-16	Federal Albion South Resource Model Report November 2016
Moray	Dec-16	Moray North Resource Model Report December 2016

TABLE 14-2 SUMMARY OF RESOURCE MODELS COMPLETED PRIOR TO 2016 THAT CONTRIBUTE TO THE CURRENT MINERAL RESOURCE

Model	Release Date	Report Date
Federal Albion	Apr-12	Mid Magdala Resource Model Report June 2012
Mariners	Dec-13	Mariners Resource Model Report December 2013
Big Hill	Mar-14	Big Hill Resource Model Report April 2014

The Big Hill Resource Model (March 2014) has been reported as Big Hill Surface (within pit shell and evaluated at a cut-off grade of 0.44 g/t Au). The underground potential of this model includes all Mineral Resource outside of the resource pit shell, and has been reviewed at a 2.0 g/t Au cut-off. The underground component of this model is referred to as Upper Levels.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Grid South
Grid North
STAWELL GOLD MINE
Longitudinal Projection (East Flank)
MINERAL INVENTORY POSITION DEC 2016
(ALL RESOURCES SHOWN ARE INCLUSIVE OF RESERVES)
LEGEND
Mineral Reserve oz (000's) 0
Mineral Resource oz - Indicated (000's) 3
- Inferred (000's) 1
INDICATED MINERAL RESOURCE AREAS
INFERRED MINERAL RESOURCE AREAS
DECLINES (Projected)
BASALT DOME
PORPHYRY
FAULT BLANK
Surface
Magdala Crest
Moray Crest
East Flank Crest
South Fault
-500mRL
AURORA B
Reserve 0
Resource - Ind 0
- Inf 29
AURORA B
MORAY
Reserve 0
Resource - Ind 8
- Inf 4
MORAY
728 Decline
Basalt Crest
Keel of East Flank
Eastern Decline
Basalt Crest
Basalt Crest
Basalt Crest
-1000mRL
-1000mRL
South Fault Blank
South Fault
Basalt keel
Scale
0 250
metres
Wildcat Porphyry
-1500mRL
-1500mRL
Stawell Mine Grid
View looking south-west

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.2	STOPE RECONCILIATION

The resource calculation methodologies used at Stawell Gold Mines are supported by a significant period of mining and reconciliation information (see Figure 14-1 and Figure 14-2). Figure 14-3 illustrates final design versus actual mill reconciled stope performance since 2003.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3	MINERAL RESOURCE ESTIMATION METHODOLOGIES

14.3.1	INTRODUCTION

Post 1997, 3D block modelling methodologies have progressively become the standard method for estimating Mineral Resources. All reported Mineral Resources have been estimated using computer 3D methodologies.

This work is carried out in the MineSight software suite which is an industry standard geology and mine planning software package. Detailed Mineral Resource documents for each individual Mineral Resource area are referenced in Section 27. The description below describes the general process that is common to each model.

14.3.2	DATA TYPES

The estimation of contained gold has been based on assays sourced from surface and underground drilling as detailed in Section 10. The data available as at December 2016 consisted of diamond core samples derived from earlier exploration and mining definition campaigns as well as reverse circulation drill chip samples. Sludge drilling and channel sample results were included in the database but excluded from compositing and subsequent estimation. Also excluded were quality suspect drillholes which are listed in each resource report.

All data was provided in local grid co-ordinates.

14.3.3	GEOLOGICAL INTERPRETATION

14.3.3.1 Aurora B Zone

The Aurora B Zone is the first Mineral Resource area estimated on the East Flank of the Magdala Basalt. The Aurora B Area is located in the hangingwall of the South Fault, between 232N and 245N, and from -350mRL to -600mRL. The area is terminated to the south and at depth by the South Fault, but depth extent increases further north due to the moderate northeast dip of the South Fault. The area remains open to the north and could continue for the estimated 3km strike length of the Magdala Basalt. The area is complicated by at least two Flat Faults with a top to the southeast movement; however, this only has a slight affect as the apparent eastwards dislocation is about 5-15m. The rocks within the Aurora B Area show good competency.

The mineralized zones of Aurora B have been divided into two separate domains: The Bengal and Siamese Lodes (Domain 110) and the BIF (low-grade, Domain 310). The recent Q2/Q3 2016 drilling lead to a reinterpretation of the Wonga Style Lode, resulting in this domain being removed.

The term Hampshire Lode is also no longer used but instead has been renamed along each nose of the East Flank Basalt. Currently, these are the Bengal and Siamese Lodes. The sub-domaining for the original Hampshire Lode has been maintained as both ‘flats’ (sub-domain 111) and ‘verticals’ (sub-domain 112). The ‘flat’ is the dilation zone over the top of basalt noses and the ‘vertical’ is a narrow vertical zone connecting the flats.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The lodes are observed to be a highly siliceous host rock up to three to four meters wide. Assay values are varied in the domain, with isolated higher grades associated within the ‘flats’ and often due to fine grained visible gold. The two lodes do not sit on the immediate contact of the east basalt flank but in the sedimentary protolith. This protolith is predominately BIF which has been variably altered with silica, chlorite ± stilpnomelane. This differs to the west flank where the alteration is so intense, protolith cannot be clearly identified. Where the BIF is sulphidized and crosscut by later stage tension veins tends to correlate with gold mineralization. The sulphides (pyrrhotite, arsenopyrite, and pyrite) are the same as those associated with gold mineralization in the basalt contact lodes of the West Flank. Visible gold is often seen within the quartz veins, and chlorite veins or within the strongly chloritized groundmass. There has been no mining of this ore type to date.

14.3.3.2 Upper South Fault 2 Zone (USF2)

Geologically, the USF2 Zone shares the same characteristics as the other Magdala ore bodies, comprising of three distinct mineralization types. The mineralization types, which occur in the Magdala System include the quartz rich shear of Central Lode, the chlorite and sulphide rich Basalt Contact Lodes and the Stockwork Lodes.

The Upper South Fault 2 Resource Model (USF2) covers the area from the 314N to the 331N on the 45-degree mine grid and is bounded by the Upper South Fault above and the Lower South Fault below. The geology has structural complexity due to offsetting flat faults which differentiates it from the Magdala geology. The northern area of the model is bound to the north by historic USF2 mining on two lodes and from the southern area by the convergence of the Upper and Lower South Faults. The USF2 is interpreted to be a fault offset block of the Magdala ore body with the geology dipping very steeply to the west with internal faults offsetting ore blocks laterally up west. The model contains the Dukes Lode Basalt contact, the Stockworks Lode and Central Lode. This model represents the southern up-dip end of the broader fault block.

USF2 is a fault offset block of the Magdala mineralization system, below and north of the USF1 Fault block and is on the opposite side of the Lower South Fault from the Golden Gift mineralization system. The northern extent of the USF2 was mined from approximately 2002-2004. Face sketches and sludge drilling from the 752 and 772 levels were also used to assist in the building the model shapes. Historic geology shapes from the 2002-2004 USF2 mining were used to assist in building the geology shapes. The Central Lode is situated between the Mine Schist hangingwall and the low-grade internal Volcanogenic package. The Central Lode also often contains internal basalts running sub vertically through it. This area is called Central Lode due to the proximity to the Mine Schist without necessarily being a true Central Lode as seen in the Magdala Mineral System. Dukes Lode sits against the Dukes Basalt contact, in a footwall position to the internal Volcanogenics. Both ore lodes are bound underneath by the Lower South Fault and above by the Upper South Fault. The Stockworks Lode is primarily in the southern end of the model area where the distance between the Central and Basalt Contact Lodes is wider.

The Central Lode is defined by a hangingwall proximal to the Mine Schist contact, and a footwall contact defined by a reduction in grade, RQD and quartz content.

The Central Lode Domain is comprised of the 101 and 102 subdomains, separated based on a curve in the orientation of the ore but with the same characteristics. The vertical extent of the Central Lode is constrained by the Upper and Lower South Faults, but also internally by the My and Your Faults, which offset laterally the Central Lode. The 100 Domain was used for statistical analysis and used in variography studies.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Dukes Lode is defined by a footwall basalt contact, a sulphide/chlorite/quartz rich zone adjacent. The hangingwall is defined by a reduction in sulphides, chlorite, gold grade and often a reduction in shear intensity. The Dukes Basalt contact has been faulted out in the southern extent of the geology model and has not been intercepted by any drilling.

The Stockworks Lode is a single domain and is defined by a broad zone of variable grade between the Central Lode and Dukes Lode in the southern extent of the modelled area. The Stockworks Zone contains the highest gold grades in the southern end of the domain and reduces in grade to the north. The contact between the Central Lode and the Stockworks can be difficult to precisely define. The Stockworks Domain is now outside the area of interest and is essentially depleted.

The Weak Volcanic domain is a zone of weakly mineralized, less chloritic material from between the Central and Dukes Lodes and excluding the Stockwork Lode. The Weak Volcanic is typically of low-grade and less chloritic than the mineralized Central and Dukes Lodes.

14.3.3.3 Below Scotchmans 250

The geological interpretation of the Below Scotchmans 250 has progressed over the two model updates over the area with the increased geological understanding of the relationship between the Flats and Vertical structures. The current interpretation has eventuated in having six mineralized domains, basalt waste zones and a halo of low-grade Volcanogenic, (which was estimated).

The Central Lode is defined by a hangingwall proximal to the Mine Schist contact, and a footwall contact defined by a reduction in grade, RQD and quartz content.

A Hangingwall Lode displays similar geological characteristics as the Central Lode and sits most proximal to the Mine Schist contact. This Lode has been mostly depleted by historical mining.

The Magdala Basalt Contact Lode is defined by a footwall basalt contact, a sulphide/chlorite/quartz rich zone adjacent. The hangingwall is defined by a reduction in sulphides, chlorite, and grade and often a reduction in shear intensity. The Magdala Basalt Contact Lode and the basalt are defined and estimated in the 2012 Federal Albion Resource model.

An Upper Basalt has been modelled higher than the Magdala Basalt of which there is a small zone of Basalt Contact Lode identified, which has been modelled as Magdala Contact Lode, but in reality is the Contact Lode of the next basalt nose up (Federal Basalt). This lode was intersected in the 254mRL drive in 2015 and stoped in 2016.

The low-grade Volcanic domain is a zone of weakly mineralized, less chloritic material surrounding the mineralized domains extending out from the basalt to the Mine Schist.

14.3.3.4 Federal Albion and Federal Albion South Zones

The mineralized zones of the Federal Albion all exhibit visually distinctive mineralization styles.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Central Lode presents as a strongly sheared volcanogenic unit with high quartz content that frequently contain arsenopyrite-filled stylolites. Silica alteration is prevalent, as is moderate to strong sulphide mineralization (predominantly sheared pyrrhotite and cubic pyrite).

The Hangingwall Lode is characteristically similar to the Central Lode where it is dominated by high quartz content with moderate to strong sulphide. The lode is generally defined by a precise footwall contact with chloritic altered metasediments where it is not in close proximity to the Central Lode. The hangingwall is almost entirely always on the Mine Schist contact.

The Extended Lode is a Basalt Contact mineralization typified by coarse arsenopyrite up to 20mm in size along with recrystallized pyrrhotite and minor pyrite. Large quartz tension veining up to 750mm wide is often associated with coarse arsenopyrite and other sulphides that form along stylolites and is a common feature of the Basalt Contact mineralization. In the immediate contact zone with the basalt it was common to see silicification of the host rock and bands up to 4m wide of mineralized siliceous sediment. Assay values are weaker in these zones by comparison due to the lack of chlorite.

A hangingwall weak volcanogenic unit is found on the contact zone of the Mine Schist and the Central Lode, which is less chloritic, has higher graphitic alteration than the host rock, and shows a moderate S2 or S3 fabric, more typical of Mine Schist. This domain consists of recrystallized pyrrhotite and sedimentary pyrrhotite found around weak to moderate chlorite altered host rock. Quartz shear zones consisting of puggy graphite and weak chlorite alteration are also present. The hangingwall weak volcanogenic unit was often geologically logged as pelite to distinguish it from the mineralized zone and the Mine Schist proper. A footwall weak volcanogenic unit separates the Central Lode mineralization from the Extended Lode.

A felsic porphyry runs oblique to the Central Lode from 5220N to the South Fault and in places stopes out areas of the Central Lode. This porphyry is post mineralization and does not host any gold.

The geological framework has been updated to include the Penthouse Fault and the Upper South Fault, which are later, offsetting the mineralization below to the west (1m to 10m). The Penthouse Fault was intersected in the 310 development. The Penthouse mineralization is a small splay which is bound by the Upper South Fault and the Penthouse Fault. The location of the South fault was redefined to move further north based on the structural data of the Golden Gift offset diamond holes.

14.3.3.5 Moray North

To date, Moray drilling indicates a similar contrast in geology to both the Upper Magdala ore bodies on the west and the Aurora B on the east at the Stawell Mine. Moray Lode is interpreted to be the mineralization on the contact of the Moray Basalt Anticline. Three zones of mineralization have been modelled which have been termed the “basalt contact”, the “weak volcanogenic” and the “waterloo” zones.

The mineralized zones of Moray have been divided into three separate zones: Moray ore (Domain 600), Moray Waterloo (Domain 610) and Weak Volc (Domain 660), which is the area between the Magdala and

Moray anticlines that are not domained as ‘ore’.

Basalt Contact mineralization (Domain 600) is located in the immediate contact zone with the Moray Basalt. Commonly this is observed to be a highly siliceous host rock up to two to four meters wide. Assay values are varied in the domain; however, higher grades appear towards the synclinal keel of the Moray Basalt. Grade has been defined on the crest of the basalt up-plunge from the high grade shoot, although typically no economic mineralization is identified above the basalt nose.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Moray ‘basalt contact’ style of mineralization is characterized by a high siliceous zone with trace amounts of bleached chlorite alteration. Characteristic sulphide mineralization of the Moray contact is pyrite, trace arsenopyrite and disseminated recrystallized pyrrhotite. The contact is generally sheared with a weak volcanogenic zone with little to trace sulphides.

Commonly the mineralization is magnetic due to bands of magnetite, and in the 2016 drill holes, this has been logged as banded iron formation (BIF). Without a program of re-logging the historical holes where drill core exists, it is unclear the extent and distribution of the BIF through the Moray Lode, although it is suspected that it has been historically overlooked. For this reason, the correlation between BIF and mineralization cannot be ascertained. The identification of BIF in the Moray Lode was driven by the understanding of the eastern flank mineralization on the Aurora B and Bengal Lodes. Current geological thinking is that there is less pervasive chlorite overprinting of the original BIF protolith on the east and in part the Moray, and hence the BIF is preserved unlike the western ‘Volcanogenic’ unit.

The Moray Zone is fully healed/fused to the basalt contact and narrow 2-4m wide ‘waterloo’. The weak Volcanogenic Zone is comprised of varied rock types and alteration: Carbonaceous pelite, to chloritic volcanogenics. However, it is domained together due to sub-economic gold grades.

A zone of weak Volcanogenic separates the two distinct ore zones (Domain 610) and (Domain 600). Again moderate chloritic alteration and with a higher graphite alteration, the host rock shows a moderate S1 or S2 fabric, more typical of Mine Schist. The weak Volcanogenic is often geologically logged as pelite to distinguish it from the mineralized zone.

14.3.3.6 Mariners Area

The mineralized zones of the Mariners Area can be divided into five mineralized lodes, Curiosity Lode, Opportunity Lode, New Lode, Mariners Lode and Spirit Lode. All lodes strike at around 335° and dip around 50° towards the southwest. Each lode is separated by a low-grade zone from 2m to 14m thick.

All shear zone lodes differ from the typical Central Lode structure due to having diffuse boundaries on both the hangingwall and footwall of the structures. The Mariners Lode also differs in that it is mostly brecciated quartz rather than a laminated quartz vein. The lode structures are generally identified as a quartz-sulphide rich shear zone with varying widths of 2m to 10m. They have been modelled using elevated quartz-sulphide percentage as a guide, but have also been driven by grade boundaries.

The Spirit Lode is located to the west of the Mariners Lode. In comparison to the other four lodes, the Spirit Lode tends to have the lowest gold grades and the thinnest widths. It disappears along strike in the middle of Mariners and even though evidence of the hangingwall shear can be seen in drill core, there is little to no mineralization within the lode itself. The weaker grade is likely a result of the position of the lode on the Hangingwall Extreme of the Mariners area.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Mariners Lode is located between the New and Spirit Lodes. As this domain had the most drill intercepts it was the easiest in which to identify the mineralizing structure, which was also confirmed in old face and backs mapping in the area, which identified these secondary faults and mineralization associated with them. Once Mariners Lode had been established, the other shears and associated quartz breccia, fine grained sulphides and mineralization on either side of the Mariners Lode could be identified.

The New Lode is located between the Mariners and Opportunity Lodes. This is one of the stronger mineralized lodes, second to the Opportunity Lode.

The Opportunity Lode is located east of the New Lode and is the largest and most strongly mineralized of the five lodes. It is the widest of the modelled lodes and is likely to comprise more than one mineralized shear.

The Curiosity Lode is located east of the Opportunity Lode. The Curiosity Lode is a new addition to the previous model and was identified as mineralization not domained in the footwall of the Opportunity Lode. Recent drilling, particularly in holes MD6253, MD6254 and MD6255, has now provided enough evidence for the delineation of the Curiosity Lode. Drilling, however, is sparse and not all holes have been sampled in this position resulting in low confidence in the Curiosity Lode (classified as inferred).

14.3.3.7 Big Hill and Upper Levels

The package of Magdala Volcanogenics, as a whole, plays host to the bulk of mineralization. Where continuous mineralized structures can be defined with a reasonable degree of confidence, these structures have been constrained within wire-frame solids. Where it has not been possible to confidently define the geological control to mineralization this material has been left unconstrained. The Magdala Flanks, Mariners, Iron Duke and Allens are geologically modelled in the surface component of the model (Big Hill). The Mariners and Magdala Flanks units are geologically modelled in the underground component of the resource model (Upper Levels).

Mariners is the least problematic geological unit to define. It has a consistent width and orientation, averaging around 14m thick and dipping to the northwest (mine grid). It constitutes a shear package, with massive quartz veining. Less consistent is the Mariners Spur which is modelled on the upper surface (sections 289/290N). This is only defined by eight (three are twinned) drillholes and the geology in this area will be more complex than modelled.

Offset extensions of the Mariners Shear have also been modelled down-dip. The original model identified one offset extension; however, two further offset domains were identified in the Upper Levels 2012 Model update. Underground drilling of Mariners Lower in early 2012 drove an increased understanding of the structural framework, identifying increased faulting complexity and offset lodes which now connect the underground Mariners Resource with the Upper Levels Resource Model.

The main Mariners Lode is offset by Fault 3, which strikes at 145° (Mine Grid) and dipping at around 35º to 40º to the northeast. It has an apparent reverse displacement of between 5m and 25m, decreasing northwards. This section of the Mariners Lode (Mariners L1) is then truncated and offset at depth by the Cross Course Fault. In this model update, the Cross Course Fault has been remodelled as two fault surfaces which bounds another lower lode offset (Mariners L2). A third, less horizontally extensive offset (Mariners L3) was identified and was modelled to be bounded by the Cross Course Fault lower surface and the Scotchmans Fault. The Mariners L3 has a greater offset 15m to 25m and plunges further to the north than the above two offset lodes, which is likely due to a greater influence from the Scotchmans faulting. In reality these offset sections are likely to be more complexly faulted than modelled. Beneath the Cross Course Fault, the general definition of geology is hampered by a lack of diamond drill core. The principal reason for modelling a fault in this location is to explain the lack of semi-planar continuity of the otherwise predictable Mariners structure. Without a fault, it would be necessary to invoke a 30° to 40° change in the orientation of the shear. Note that the geological confidence of the interpretation around these faults is lower than the more planar section of Mariners, because of the greater degree of structural complexity and uncertainty in the location of the faults.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Interpretation of the Allens Zone is somewhat problematic and the interpretation of the geology in this zone is of lower confidence than other sections of the ore body. Exposures in the Allens open pit show lithological layering (S0 and later S2/3 foliation), as well as massive veining to be very steeply dipping to vertical. Diamond core shows the same. Two massive veins exposed in the Allens Adit strike approximately N-S mine grid and dip vertically. Some Stockwork style veining is seen near the top of the zone (immediately beneath the Mariners structure), but much of the geology consists of well bedded, foliated volcanogenic sediments which are unpredictably mineralized. Much of the gold occurs in these sediments. Because of the highly oxidized state of these rocks the form of sulphide mineralization is largely obliterated.

There is a poor correlation between quartz percentage and gold mineralization. Accordingly, the wireframed structures which have been interpreted in the Allens Zone should not be regarded as having hard boundaries for ore/waste selection. Rather they have been used to constrain a tonnage that should reflect the tonnage of ore grade material adequately. They have dimensions that reflect the attitude of mappable geology, which in turn will probably exert the main influence on gold mineralization. However, the locations of the wire-frames are controlled as much by distribution of gold grades as by definable geological contacts/zones.

It is suspected that a degree of remobilization of gold within the weathering profile may exist, although no distinct enrichment horizons could be identified. The geology is of such variety that it is very difficult to separate any secondary effects from primary variation.

The relationship between the Mariners and Allens Zones is also still problematic. Little overlap exists beneath the main flatter section of Mariners and the Allens Zone, which dies out rapidly northwards beneath Mariners. No clear evidence is seen of the timing relationships between these structures, the Allens mineralization appears to hang as a pendant of dilational veining beneath a change in orientation of the Mariners shear structure.

The Iron Duke Zone is a wedge of geology occurring between the Scotchmans Fault and the Lower Cross Course Fault. It is the up-dip extension of the volcanogenic package/shear zone which has been offset from the main Magdala shear system by reverse movement on the Lower Cross Course Fault. It is truncated above by the Scotchmans Fault Zone, which again displaces the orebody westward. Interpretation of the geology in this zone is hampered by the strongly oxidized nature of the rocks. It has been interpreted as a series of constrained stockwork style ore zones (same as Allens), where the envelopes have been used to constrain a tonnage. In reality the margins will have gradational boundaries.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

For wireframing purposes the Iron Dukes Domain has been considered in the same context as Allens and was treated as broad envelope around the stockwork zones constraining bulk tonnage. The previous model wireframed the structures at a higher grade which effectively reported a higher grade for lower tonnes. A lower domain threshold has been utilized for the current model at (0.35 g/t Au); in line with the model economic cut-off (0.44 g/t Au) to ensure all mineable tonnes was economically represented for mining analysis.

“Magdala Flanks” is the term used to describe the package of volcanogenic rocks lying to the west of and continuing up-dip from the nose of the Basalt antiform. The western margin of this zone is the contact between the Volcanogenics and the Mine Schist, which often plays host to the Hangingwall Shear. The eastern margin is generally the contact with the basalts, but above the basalt noses the eastern margin is a transitional boundary to siliceous eastern schists, usually marked by a clear grade boundary.

14.3.4 GEOLOGICAL MODELLING

Geological modelling is carried out on individual Mineral Resource areas by the geological team at Stawell Gold Mines. The data available for this varies depending upon the stage of the development and understanding of the deposit area. The general process is as follows:

•	Wireframe models of major geological units are interpreted and created using MineSight software;

•	Less advanced deposit areas are first interpreted on paper while more advanced deposits are often interpreted directly within the software;

•	All available geological information is utilized in the interpretation process including;

-	Diamond drill core logs, core photographs, face mapping and photographs, and sludge drilling geology logging,

-	The drillhole logging information available to the mine geologists including,

•	Lithology,
•	Alteration,
•	Quartz veining percentage and veining style,
•	Sulphide percentages, type and style,
•	Location and orientation of lithological contacts, shears and fault structures,
•	Core texture – indicating faulting, shearing etc., and
•	Core photographs.

-

Geological modelling is an ongoing process and models are progressively updated to reflect the most up to date information. Model updates are generally made upon completion of infill drilling programs and completion of development levels, where this information results in a significant change in the amount and quality of data involved and/or changes in geological understanding.

The gross geological architecture of the mineralization systems is well understood and described in detail in Sections 7 and 8 of this technical report. Mineralization is hosted by relatively distinctive and predictable geological units that are modelled by the area geologists. The key units that are modelled in each area are:

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Magdala Basalt – unmineralized. Geometry of the Magdala Basalt is required to estimate the quantity of dilution that will be incorporated into the mine designs;

•	Mine Schist – unmineralized. Also important for estimating the quantity of dilution that will be incorporated into the mine designs;

•	Weakly Mineralized Volcanogenic – important to estimate dilution in the mine designs;

•	Mineralized domains. For individual model areas these may be either in the Central Lode position, Basalt Contact positions and contain zones of Stockwork Lode mineralization and Flat Lodes;

•	Key fault structures are modelled as they can have a significant impact on the shape of the mineralized domains;

-

Structures have a significant impact on the outcomes of the geological modelling and improving the understanding of the location of these is a key component to producing reliable estimations of the in situ Mineral Resources, and

-	Structures have a significant impact on the in situ Mineral Resources.

•	Wireframes are, where possible, snapped to drillhole intervals.

The key control on Mineral Resource estimation is accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological demining.

14.3.5	WEATHERING MODEL

A model of weathering state was constructed using the following criteria:

•	Base of total oxidation was defined as the point down-hole at which weathering is not completely pervasive of the rock mass and where remnant fresh rock first appears; and

•	Base of transition zone was defined as the point down-hole at which oxidized material becomes an insignificant volume component (<1% by volume).

In diamond core, these boundaries were identified from logging and core photographs. In RC chips identification was principally made from color and mineralogy changes. Many of the holes were re-logged specifically for identification of these boundaries.

Both surfaces are highly variable in reality due to uneven fracture density and fluid flows, and holes may pass in and out of totally weathered, partially weathered and fresh material. The surfaces are therefore necessarily smoothed.

Only two Resource Models have ore domains that extend up past the Fresh Weathering Domain. This is the Federal Albion South (Nov 2016) and the Big Hill (March, 2014) Models.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.6	MINERAL RESOURCE INTERPRETATION BY AREA

The process of block modelling at Stawell Gold Mines is relatively standard across all model areas and is drawn from the details for the individual model areas.

Stawell Gold Mines has retained the services of several key consulting groups over time to ensure Mineral Resource estimation processes have been maintained to a high standard. Quantitative Geosciences (QG) have provided ongoing coaching, training, mentoring, and Mineral Resource estimation services on an as required basis since the late 1990’s. This has ensured consistency of process over this time as key site personnel have changed and these consulting services have provided ongoing support to the resource estimation function.

Resource wireframes were used to code the drill intercepts contained within them by coding the raw drillholes for ‘GEOCD’. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All resource interpretation wireframes have been used as hard boundaries.

14.3.6.1 Aurora B

The high priority exploration target, Aurora B, at Stawell was defined and explored through three phased drill programs through the course of H2 2015 and Q1 2016. These drill programs identified a mineralized surface with approximate dimensions of 150m in strike and 150m in dip sitting off the basalt contact. The first Mineral Resource estimation was undertaken after the completion of these programs resulting in a total Inferred Resource of 270,168t @ 3.5g/t Au for 30,385oz of gold.

The Aurora B Model has two ore domains, AB Min (high-grade zone) and AB BIF (low-grade zone). The AB Min Domain has been sub domained into AB Min Flat for the flatly orientated lodes and AB Min Vert for the vertically orientated lodes. The AB Min Flat Lode is approximately 10m wide and occurs over the top of a basalt nose, it dips slightly to the east and has a variable plunge ranging 10° to the south to 10° to the north. The AB Vert Lode is 3-5m wide and dips vertically at 90°, sits proximal to the basalt flanks. The BIF envelops the high grade mineralized zone and thickness varies from 10m to 30m. All lodes strike parallel to the basalt at 315°. An area roughly 230m x 150m has been scoped on a 50m x 50m spacing for conversion to Inferred Resource.

The Hampshire Lode is mostly hosted within sulphidized BIF. Sulphides associated with gold mineralization include arsenopyrite, pyrrhotite (replacing magnetite bands) and pyrite (associated with carbonate alteration and brecciation). Free gold has been observed in quartz veins, chlorite veins and within the chloritized groundmass.

The Waterloo Lode is similar to the Waterloo Lodes on the West Flank; in the Aurora B Area it sits within sediments between the Moray Basalt Nose and the East Basalt Nose. It differs to the West Flank ‘waterloos’ in that BIF can clearly be identified and mineralization is similar to the Hampshire Lode, where the BIF is sulphidized and tends to be associated with gold mineralization. An area 300m x 60m has been modelled, but has insufficient drillhole information for a Mineral Resource estimation. With further drilling, there is the possibility to add this domain to Mineral Resources.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Wonga Style Lode sits 30m to 60m further east of the Hampshire Lode, but dips at a shallower angle of about 60° to the east. An area 190m x 300m has been modelled, but there is insufficient drill hole information for a Mineral Resource estimation. Like the Wonga Deposit, gold mineralization is associated with needle-form arsenopyrite hosted within pre-existing weaknesses in the sediment. In the Aurora B Area this pre-existing weakness appears to be a fault in which a feldspar-porphyry dyke has intruded prior to the mineralization event. These similarities and relative timing leads this to be interpreted as being associated with the later Wonga Gold event rather than the earlier, main Magdala Gold event (~440Ma) with which the Hampshire and Waterloo Lodes are associated. With further drilling, there is the possibility to add this domain to Mineral Resources.

14.3.6.2 Upper South Fault 2

The Upper South Fault 2 (USF2) is earmarked to be a higher grade ore source feeding into the Mine plan from late 2016. Access development into the southern end of the fault block was initiated in early 2015 and has reached the third ore level as of mid-2016. Short ore drives on each level have been developed and are limited by the plunge of the ore between the Upper and Lower South Faults and the laterally offsetting My and Your Faults within the greater fault block. Six diamond drillholes from the 748 level were drilled in February 2016 to infill areas of the previous model, upgrading inferred areas into Indicated through reducing drillhole spacing in strategic areas and improving the structural understanding of the multiply faulted resource. 2016 drilling from the 748 level has closed the drill spacing 20m by 20m, Stage one drilling was constrained by the drilling angle from the 762 drill location and the vertically restricted limits on the ore body. The 2016 drilling was restricted by the limited vertical extent of the ore bodies, lateral separation and drilling angle to the north. The original USF2 Resource Model (2002) focused on the northern area of the USF2 resource and has been used to provide structural guidance for this model. No further drilling for this model is planned at this stage.

The six diamond drill holes completed to June 2016 have upgraded 11,000t of Inferred Resource into the Indicated category with an additional 9,400t of material being dropped out of Inferred category as a result of the new drilling and updated geological interpretation. An overall increase of 1,900oz of gold has been brought into the Indicated category from Inferred with an overall drop of 1,000oz of gold taken out of the model at a 2.3 g/t Au cutoff. The model was compiled from previous data collected throughout the 30 years of modern mining, including diamond drilling, sludge drilling, underground drive mapping and previous cross-sectional interpretation. The geological model consists of three main ore locations, the Central Lode, Dukes Lode Basalt Contact and the Stockworks Lode. The Stockworks Lode was concentrated in the southern end of the model and has been fully exploited by mining.

14.3.6.3 Below SM250

The Below Scotchmans 250 Mineral Resource Model (SM250) includes the northern region of the upper levels in the underground mine environment. Recent drilling in the area has focused on an unmodelled area between the -212 and -250RL above early mine workings. The Below Scotchmans 250 area is in the (Magdala) basalt flank in a structurally complex area where there is horizontal offset of the basalt and the formation of flat lodes over the basalt noses. The Central Lode is bound to the top by the Scotchmans Fault, and a narrow hangingwall lode is defined.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The current Below Scotchmans 250 Resource Model (Oct, 2016) has been extended up-dip and now overlaps with the Big Hill Resource Model area (March 2014). Mineralized domains are not shared, however, these are now continuity of the fault surfaces, Scotchmans Fault, Cross Course Fault and Fault 4 between the models, Figure 14-5. The current Below Scotchmans 250 Mineral Resource Model also overlaps the eastern extent of the Federal Albion Model (April, 2012), however, the interpretation of the domains are locally variable as the Federal Albion Model domains are not locally precise in all areas.

The Below Scotchmans 250 (SM 250) Mineral Resource Model covers an area from the 281N to 301N below the Scotchmans Fault down to -300mRL all within fresh rock. The Below Scotchmans 250 Model is the northern extent of the Magdala ore body, with geology dipping to the west. The model area contains the Central and Hangingwall and the Magdala and Federal Basalt Contact as well as the three flat structures (1, 3 and 4).

The addition of nine drill holes in 2016 into the Below Scotchmans 250 Resource area, along with stope and drive development, channel and sludge sampling developed the understanding that the Hangingwall structure is a more dominant continuous structure on the pelite- schist contact and the previously interpreted ‘splay’ structures are actually mineralization attributable to the Hangingwall Lode.

Two diamond holes in the drill program were abandoned as they got stuck up-hole. Hole MD6414 was stuck in puggy material, which has clasts of angular lamprophyre present and is possibly a breccia pipe as this is the second diamond hole in this location to get stuck while drilling. The hole was abandoned less than 10m from target intercept and a gap of 30m remains in the Central Lode/Hangingwall Lode where they are interpreted to splay apart. This remains as a gap in the resource and geological understanding.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The October 2016 drilling and resource model update allowed for definition of inferred and indicated mineral resources across multiple lodes, although there was a reduction in metal (-5Koz), which is mainly attributable to depletion. The model was compiled from previous data collected throughout the 30 years of modern mining, including diamond drilling, sludge drilling, underground drive mapping and previous cross-sectional interpretation.

14.3.6.4 Federal Albion South

The Federal Albion South (FAS) was the major mining front for the 2016 mine plan and as such grade control and resource extension drilling has been undertaken over the Mineral Resource to continue defining the extent and tenor of mineralization up-dip. The initial FAS Mineral Resource was produced in February 2014 with a large area of the north end of the model overlapping with the April 2012 Federal Albion Model, with preliminary variography. A subsequent model update in November 2014 incorporated grade control drilling and undertook QA/QC statistical comparisons of the dataset to validate the dataset. This model produced an initial Mineral Reserve over the area and development access on four levels commenced (310; already accessed, 293, 273 and the 253) in early 2015. Another phase of drilling from the 310 exploration cuddy in 2015 defined the Penthouse offset to the South Fault and infilled the drill spacing to the south to approximately 30m spacing up to the -275mRL. The height of the drilling definition is constrained by the maximum angle of drilling from the 310 drill drive. In 2016 drilling was undertaken from the 343 exploration drive drilling east to west and defining further up-dip than previously possible (from -253mRL to -190mRL) when couple from down-hole drilling from the 190mRL Level and was able to define up-dip the previous resource and define a parallel Hangingwall Lode above the Magdala Basalt Flank from the 5120N (45 degree grid) extending to the south.

During 2016, an additional 14 diamond holes were drilled into the FAS project area. This drilling was a combination of grade control and resource definition drilling with Inferred and unclassified areas converted to Indicated status. Historical drill data was present in the 2016 drill areas giving capacity for QA/QC analysis between the data sets and a large area for definition and conversion. Resource conversion approximately matched the depletion for 2016.

14.3.6.5 Moray North

Early drill programs (MD 400 era) targeted the Moray flank. Minimal mineral resource was reported, due to the variable grades and low gold price. With an increased gold price and push to delineate upper levels resources, the Moray Lode was investigated further in 2009 with two drill programs. These programs defined the Central (275RL) and Northern (468RL) areas. Given the narrow, localized nature of the mineralization the project was not considered favorable for further exploration and drill definition. Additionally, the converted resource was not economically mineable in 2009 and the material was not reported in the Company Resource Statement.

In 2016 the Moray Area was revisited as part of the access condition to the 468 Level Mid North Magdala target. As the access condition to the North Moray Lode was now partially available the costings were revisited and the mining on the 433, 456 and 478 Levels proved to be economic and included into the Life of Mine (LOM). Four diamond holes were drilled to convert Inferred Resources to Indicated Resources and build more resource to justify development of the 525 Level.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The 2009 drill program also intersected unexpected areas of mineralization in a parallel position to the main volcanogenic envelope, which has been termed the ‘waterloo’ in the Northern Flank Block. The geometry and grade distribution within these targets is not clear due to limited drilling. The ‘waterloo’ and mineralization within the volcanogenic envelope are also observed as potential ounces.

In summary, the latest drill program into Moray Area has shown that the mineralization intersected in the last program is consistent with the previous interpretation. The added drilling information brought about a change in the position of the modelled basalt nose within the Moray Anticline (Northern 468 RL end).

14.3.6.6 Federal Albion

The Mid Magdala Mineral Resource Model (Federal Albion) covers the area from 255N to 295N, and is bounded by the surface or Scotchmans Fault at the top and the South Fault at depth. The geology of the area is generally well recognized as mining activity within the area has been occurring for over 100 years.

At the time of modelling there were thousands of surface and underground diamond drillholes intersecting the ore body at varying intercept spacings. The model consists of six ‘ore lodes’ – four basalt noses (or

‘waterloos’), the Central Lode, and a separated ‘Stockwork’ Lode. Weakly mineralized Volcanogenic material is also modelled.

Given the long mining history of the Magdala ore body, a full ‘depletion’ model does not exist, however, many of the mined voids are modelled. As such, reporting from the model was limited to areas that were known to still be intact and totally unmined and as such additional mineral resources could be identified pending accurate void modelling exercises.

During the 2011/2012 period, an additional 23 drillholes were drilled into the Federal Albion Area. These drillholes were the basis of the April 2012 Model update. This was a combination of grade control and mineral resource definition drilling with Inferred Mineral Resource blocks taken straight to grade control status. There has been no further drilling or model update to the area since 2012.

14.3.6.7 Mariners

The underground Mariners Area represents the down-dip extension/fault off-set of the surface Mariners target which was modelled as part of the Big Hill and Upper Levels Model in April 2014. The Mariners underground area is not a Magdala contact or quartz lode style mineralized system but part of the Scotchmans Fault Zone (SFZ) where mineralization is hosted within shear zones and the whole zone is typified by high carbon content. The prospect has been drilled over several surface and underground campaigns dating back to 1986. The first Mineral Resource estimate and Mineral Reserve was conducted in December 2009 and followed by updates in July 2012 and October 2013. The Mariners Lode has had four mineral resource model updates, the last completed in December 2013. A further six diamond holes were drilled into the Mariners Lode but there was no Mineral Resource model update for this drilling as drill results were disappointing.

At the time of the latest model update in December 2013, there were 72 diamond drillholes coded as part of the geological modelling process. The most noticeable to this model update is the addition of the Curiosity Lode. The Curiosity Lode is similar to the other four lodes defined previously (Spirit, Mariners, New and Opportunity), like these, it strikes roughly 335° and dips at 50° to the west. The Curiosity Lode sits further in the footwall to the Opportunity Lode and has been delineated from the October 2013 Footwall Low-Grade Domain. There has been no further drilling or model update to the area since 2013.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.6.8 Big Hill and Upper Levels

The original Big Hill Mineral Resource estimate was completed in 1998, with the next estimate completed in 2012, incorporating new drilling from 2008 and 2012 RC programs, an updated geological interpretation and mineral resource estimation as well as a void model review. The most recent estimate (March, 2014) is a small update to that presented in November 2012, and continues to utilize the same resource parameters for reporting. The underground resource is reported above a 2.0 g/t Au cut-off (see Table 14-4). The March 2014 model update was a small update to the 2012 model, with inclusion of data from the 2013 geotechnical drill information.

Upper Levels is the up-dip extension of the Magdala System, which has been historically mined from underground. It contains basalt contact mineralization, Central Lode mineralization and Stockwork Lode mineralization, all typically seen in the Magdala System. Above the South Fault is the Mariners mineralization, which extends up-dip into the Big Hill Surface Mineral Resource.

14.3.7	BLOCK MODEL DIMENSIONS

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone within the respective models, as indicated in Table 14-3. All block models are rotated to align with the strike of the area being modelled. The details of the rotations applied are shown in Table 14-3.

Block model dimensions are varied based upon the density of the available drilling data and also on the overall geometry of the mineralized structures. The chosen block size represents approximately half the best data spacing in the northing direction and a choice in the vertical and easting dimension controlled by the need to appropriately represent the volume of the wireframes. Additionally, the block model dimensions were constrained to reflect the selective mining unit and the support required for an underground mining operation.

All five Mineral Resource models built in 2016 were constructed as sub block models, earlier models were constructed as partials models. Sub block models are of equal quality to partials models. The reason for the change to sub block model construction is to ensure ease of model translation between software packages, and better reporting functionality for sub-block models. No dip rotation has been applied to the models (also allows for greater software compatibility) and as such, the model RL height has been reduced.

TABLE 14-3 STAWEL MINE BLOCK MODEL DIMENSIONS AND MODEL SET UP

	Method	Block Size E x N x RL (meters)	Model Rotation	Comp Lengt	Lode	Geocode	Grade Cap Au g/t
AURORA B	OK	5x20x10	325NW	1 m	Hampshire Hampshire Flat Hampshire Verticle WongaStyle BIF LG	110 111 112 30 310	- - - - -
USF2	OK	2.5 x 10 x 5	320NW	1 m	Central Dukes Stockworks	100 300 600	- - -

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

	Method	Block Size E x N x RL (meters)	Model Rotation	Comp Lengt	Lode	Geocode	Grade Cap Au g/t
					Central Volc	720	-
BELOW SM 250	OK	2.5 x 10 x 5	325NW	1 m	Central Hangingwall Magdala Flat 1 Flat 3 Flat 4 LG Volc	100 400 500 650 660 670 700	15 20 20 16 19 18 4
FEDERAL ALBION SOUTH	OK	2.5 x 10 x 5	320NW	1 m	Central Hangingwall Extended Stockworks LG Volc	100 169 300 630 5	- - 22 35 6
MORAY	OK	2.5 x 10 x 5	320NW/0	1 m	Moray Ore Moray West Volc package	600 610 660	- - -
FEDERAL ALBION	OK	5 x 10 x 5	325NW/-25	1 m	Extended Central Dukes Moonlight Magdala Stockworks Hangingwall Volc Footwall Volc	300 100 200 400 500 630 710 720	25 30 - 20 25 25 12 20
MARINERS	OK	3 x 10 x 10	3240NW/-35	1 m	Spirit Lode Mariners Lode New Lode Opportunity Lode Curiosity Lode Low-Grade Hangingwall Low-Grade Spirit Low-Grade Mariners Low-Grade New Low-Grade Opportunity Low-Grade Footwall	110 120 130 140 150 300 310 320 330 340 350	21 21 21 25 - - 2 2 2 7 7
BIG HILL	OK	5x10x5	315/0	2 m	601 Brown
602 Orange
603 Blue
604 Green
605 Purple
606 Grey
607 Teal Links
608 Cyan
610 Yellow
611 Pink Stocks
505 LG Volc Davis
107 Iron Duke
108 Allens
109 Mariners
111 Mariners Splay
501 LG Volc Allens
502 LG Volc Iron Duke
503 LG Volc Mariners
					504 LG Volc 3	601 602 603 604 605 606 607 608 610 611 505 107 108 109 111 501 502 503 504	- 20 - - - - - - 13 4 4 12 - 18 15 - - 4 -

14.3.8	BLOCK MODEL CODING

Block models are coded with the key structural/mineralization domains. This process is completed using the MineSight software. The details of the coding also vary by Mineral Resource area and are determined based on the number and geometry of the mineralization domains. Given the block sizes utilized by Stawell Gold Mines relative to the individual structures, multiple domain codes and percentages are stored in each block.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.9	DRILLHOLE CODING

A diamond drillhole set is coded with the key structural/mineralization domains. Importantly, this coding is checked manually by the area geologists to ensure that they match the wireframes created. Where required, some manual adjustment is made and if suspect drillhole locations are noted these drillholes may be excluded from the estimate. These details are included in the documentation for each Mineral Resource area.

14.3.10	COMPOSITING AND STATISTIC

Compositing of the raw drilling sample data is necessary to establish a single support for the data (length) and to avoid bias when calculating statistics and undertaking any estimation of the data into 3D volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the mineralized domains.

The drillhole files are composited down-hole to fixed length composite intervals. The composites are matched to honor the geological domains as coded in the drillhole files.

Composite intervals appear in Geostatistical Parameters .

The choice of composite intervals is made on a model by model basis that will best reflect the block size, data available, geometry of domains and selective mining unit.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization for both mineralized and waste domains.

A number of high cuts were identified as necessary within both mineralized and waste domains. A statistical summary of the mineralized/waste domains, Table 14-4 and their corresponding high cuts Geostatistical Parameters are outlined below.

The data populations within the majority of mineralized domains are positively skewed with moderate variability. The variability is reduced somewhat by high cutting of gold grades in those domains with relatively high coefficients of variation. Alternatively, an outlier restriction function has been applied which allows for a localization of the high grade with a range restriction for its influence, See Table 14-7 STAWELL GOLD MINES Variogram Parameter Table.

Within waste domains, the high cut was applied with the aim of reducing the influence of singular ‘outlier’ high grades whilst allowing any genuine anomalous areas to be represented within the estimation.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 14-4 STATISTICAL SUMMARY BY AREA

Model	Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
AURORA B	110 111 112 30 310	363 215 151 169 1,075	0.01 0.01 0.01 0.01 0.01	50.30 50.30 17.30 7.25 4.00	2.63 3.07 1.99 1.57 0.19	2.037 2.099 1.546 1.271 1.728
USF2	100 300 630 720	336 98 182 983	0.01 0.01 0.01 0.01	28.70 50.00 30.50 64.00	2.81 5.13 3.50 0.85	1.509 1.552 1.582 5.085
BELOW SM250	100 400 500 650 660 670 700	326 410 701 170 199 175 22,292	0.03 0.01 0.01 0.01 0.01 0.61 0.01	45.78 33.40 169.62 23.00 48.80 28.50 166.95	2.95 3.47 3.24 3.59 3.71 3.70 0.91	1.328 1.175 2.526 0.910 1.414 1.330 3.323
FEDERAL ALBION STATE	100 169 300 630 5	3,193 339 2,156 1,018 38,764	0.01 0.01 0.01 0.01 0.01	141.63 25.20 110.52 89.69 57.67	3.17 2.29 2.56 3.50 0.34	1.768 1.575 1.652 1.688 3.482
MORAY	600 610 660	158 40 1,917	0.005 0.1 0.005	30.83 8.64 44.81	2.65 1.41 0.48	1.669 1.440 3.250
FEDERAL ALBION	300 100 200 400 500 710 720	1,417 5,578 9 911 1,488 2,504 10,312	0.01 0.01 0.01 0.01 0.01 0.01 0.01	97.78 141.63 4.60 25.96 169.62 29.90 80.11	2.49 2.80 1.01 1.29 2.59 0.65 0.82	1.976 1.950 1.903 2.173 2.517 3.771 6.044
MARINERS	110 120 130 140 150 300 310 320 330 340 350	287 482 822 1,473 276 396 495 957 623 776 834	0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01	41.44 44.70 48.71 107.22 12.60 2.12 12.35 5.21 3.61 28.06 30.60	1.76 2.31 2.44 2.74 1.69 0.11 0.19 0.24 0.27 0.98 0.52	2.333 1.793 1.606 1.795 1.068 2.280 3.206 1.742 1.311 2.380 2.998
BIG HILL	601 602 603 604 605 606 607 608 610 611 505 107 108 109 111 501 502 503 504	1,493 501 237 59 36 140 74 28 318 30 6,681 405 541 526 74 342 331 585 18	0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01	72.60 31.94 14.83 9.12 9.85 6.23 6.71 5.15 71.20 64.98 13.99 24.55 12.68 129.60 28.48 2.17 2.51 11.52 1.31	2.13 2.27 1.60 1.66 1.32 0.89 1.16 1.07 2.82 3.39 0.18 1.23 1.16 2.91 2.42 0.12 0.17 0.26 0.24	1.507 1.244 1.348 0.990 1.265 1.131 1.087 1.023 2.072 3.445 2.599 1.519 1.248 2.114 1.944 1.620 1.547 2.473 1.452

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 14-5 STATISTICAL SUMMARY FOR HIGH CUT COMPOSITES, g/t Au

Model	Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
BELOW SM 250	100 400 500 650 660 670 700	326 410 701 170 199 175 22,292	0.03 0.005 0.005 0.005 0.005 0.01 0.005	15 20 21 16 19 18 4	2.82 3.42 2.88 3.56 3.51 3.60 0.63	1.065 1.102 1.425 0.861 1.175 1.259 1.714
FEDERAL ALBION SOUTH	169 300 630 5	339 2,156 1018 38764	0.01 0.01 0.01 0.01	25 22 35 6	2.29 2.5 3.37 0.31	1.575 1.374 1.402 0.242
FEDERAL ALBION	300 100 400 500	1,417 5,578 911 1,488	0.01 0.01 0.01 0.01	25 30 20 25	2.37 2.68 1.27 2.40	1.570 1.490 2.100 1.690
MARINERS	110 120 130 140 310 320 330 340 350	287 482 822 1,473 495 957 623 776 834	0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01	21 21 21 25 2 2 2 7 7	1.64 2.19 2.36 2.64 0.17 0.23 0.27 0.85 0.47	1.937 1.499 1.423 1.458 1.529 1.515 1.227 1.752 2.162
BIG HILL	601 602 610 611 505 107 109 111 503	1,493 501 318 30 6,681 405 526 74 585	0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01	18 20 13 4 4 12 18 15 4	2.05 2.24 2.38 1.36 0.17 1.20 2.69 2.15 0.25	1.100 1.165 1.046 0.898 2.206 1.285 1.018 1.609 1.883

14.3.11	GEOSTATISTICAL PARAMETERS

For all of the Mineral Resource areas that have been modelled in 3D, gold grades (Au g/t) have been estimated by Ordinary Kriging. Over time, this methodology, when coupled with detailed and robust geological models, provided reliable estimates of in situ gold grade.

The key geostatistical parameters are modelled for each project separately (see Table 14-7 STAWELL GOLD MINES Variogram Parameter Table).

Variography studies have been conducted using MineSight MSDA analysis software. Individual variogram studies are conducted for each domain and modelled separately).

Key variogram parameters, nugget and sill and variogram ranges are modelled on untransformed data. Whilst the estimated values for the nugget and ranges vary for each modelled area, they are generally relatively consistent.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The variograms studies have been performed to optimize the Kriging neighborhood as per the methodologies presented in Vann et al (2003). This enables quantitative evaluation of the results of the Kriging to be performed and, as well as enabling the search neighborhoods to be optimized, provides numerical outputs from the Kriging runs (slope of regression of the estimate). The slope of regression is used in part to aid in classification of the Mineral Resource.

Search rotations were applied directly from the variography search orientation. Search distance was given the same ratio as variography range but made much larger than the variography range to ensure that it does not limit the Kriging, and only influences the search directions (Figure 14-6 and Figure 14-7).

The variography is orientated down this plunge (red ellipse) in an anisotropic orientation. Search is given the same orientation with a larger ratio (green ellipsoid).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The variography is orientated in the plan of the Domain (red ellipse) in a flat isotropic orientation. Search is given the same orientation with a larger ratio (green ellipsoid)

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 14-6 STAWELL GOLD MINES GEOSTATISTICAL SEARCH PARAMETERS

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut-off	Max. 3D Search for Outliers
		search distance						sample number definition										outliers	
AURORA B																			
HAMPSHIRE FLAT	111	225	150	30	-	-	-	1	30	-	-	10	-	-	-	-	-	20	20
HAMPSHIRE VERTICAL	112	225	150	30	-	-	-	1	20	-	-	6	-	-	-	-	-	-	-
WONGASTYLE	30	190	190	25	-	-	-	1	24	-	-	4	-	-	-	-	-	-	-
BIF LG	310	175	175	15	-	-	-	1	24	-	-	5	-	-	-	-	-	-	-
USF2																			
CENTRAL	101	42	42	15	-	-	-	1	26	-	-	4	-	-	-	-	-	-	-
CENTRAL	102	42	42	15	-	-	-	1	26	-	-	4	-	-	-	-	-	-	-
DUKES	301	75	62	10	-	-	-	1	26	-	-	3	-	-	-	-	-	20	15
STOCKWORKS	630	42	42	15	-	-	-	1	24	-	-	4	-	-	-	-	-	-	-
LG VOLC1	721	42	42	15	-	-	-	1	24	-	-	4	-	-	-	-	-	3	10
LG VOLC	722	42	42	15	-	-	-	1	32	-	-	4	-	-	-	-	-	-	-
SM 250																			
CENTRAL	100	75	50	25	-	-	-	4	28	-	-	5	-	-	-	-	-	-	-
HANGING WALL	400	83	63	25	-	-	-	4	24	-	-	4	-	-	-	-	-	12	10
MAGDALA	501	75	60	25	-	-	-	4	24	-	-	6	-	-	-	-	-	-	-
MAGDALA	500	75	60	25	-	-	-	4	24	-	-	6	-	-	-	-	-	-	-
FLAT 1	650	75	25	13	-	-	-	4	28	-	-	4	-	-	-	-	-	-	-
FLAT 3	660	75	25	13	-	-	-	4	20	-	-	4	-	-	-	-	-	13	15
FLAT 4	670	75	25	13	-	-	-	4	20	-	-	4	-	-	-	-	-	-	-
LG VOLC	700	75	60	25	-	-	-	4	20	-	-	5	-	-	-	-	-	-	-

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut-off	Max. 3D Search for Outliers
		search distance						sample number definition										outliers	
FEDERAL ALBION SOUTH																			
CENTRAL	101	90	90	24	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	20	10
CENTRAL	102	90	90	12	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	20	10
CENTRAL	103	90	90	12	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	20	10
CENTRAL	104	90	90	12	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	8	10
HANGING WALL	169	90	90	15	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	20	10
EXTENDED	301	105	105	20	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	-	-
EXTENDED	302	90	90	15	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	-	-
EXTENDED	303	105	105	20	-	-	-	1	24	Quadrant	7	5	-	-	-	-	-	-	-
FED ALB STK	630	75	75	15	-	-	-	1	20		-	6	-	-	-	-	-	-	-
LG VOLC	5	100	75	25	-	-	-	1	24		-	5	-	-	-	-	-	-	-
MORAY																			
MORAY LODE	601	125	62.5	20	-	-	-	1	20	Quadrant	6	-						12	25
MORAY LODE CREST	602	125	62.5	20	-	-	-	1	20	Quadrant	6	-						12	25
WEST MORAY	610	125	62.5	20	-	-	-	1	20	Quadrant	6	-						-	-
WEAK VOLC	660	50	50	20	-	-	-	1	16	Quadrant	6	-						10	5
FEDERAL ALBION																			
CENTRAL	101	60	40	40	320	0	-25	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
CENTRAL	102	60	40	40	326	26	-31	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
CENTRAL	103	60	40	40	330	0	-45	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
DUKES	200	60	48	48	330	0	-15	1	24	Quadrant	6	-	-	-	-	-	-	-	-
EXTENDED	301	80	60	60	325	0	-20	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
EXTENDED	302	80	60	60	331	26	-31	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut-off	Max. 3D Search for Outliers
		search distance						sample number definition										outliers	
MOONLIGHT	401	60	48	48	325	0	-15	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MOONLIGHT	402	60	48	48	329	27	-26	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MAGDALA	501	60	48	48	340	0	-30	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MAGDALA	502	60	48	48	334	27	-26	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MAGDALA	503	60	48	48	315	0	-20	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
FED ALB STK	630	64	72	40	310	0	-20	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
HW VOLC	710	50	70	30	341	26	-31	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
VOLC	720	40	30	30	320	0	-30	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MARINERS																			
SPIRIT	110	40	40	15	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
MARINERS	120	40	40	15	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
NEW	130	40	40	15	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
OPPORTUNITY	140	40	40	15	-	-	-	4	20	-	-	4	-	-	-	-	-	18	10
CURIOSITY	150	40	40	15	-	-	-	4	32	-	-	4	-	-	-	-	-	-	-
LG HW	300	40	40	18	-	-	-	4	32	-	-	4	-	-	-	-	-	-	-
LG SPIRIT	310	40	40	18	-	-	-	4	28	-	-	4	-	-	-	-	-	-	-
LG MARINERS	320	40	40	18	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
LG NEW	330	40	40	18	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
LG OPPORTUNITY	340	40	40	18	-	-	-	4	24	-	-	4	-	-	-	-	-	5	10
LG FW	350	40	40	18	-	-	-	6	24	-	-	4	-	-	-	-	-	3	10
BIG HILL																			
601 BROWN	601	80	60	20	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
602 ORANGE	602	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut-off	Max. 3D Search for Outliers
		search distance						sample number definition										outliers	
603 BLUE	603	75	45	20	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
604 GREEN	604	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
605 PURPLE	605	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
606 GREY	606	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
607 TEAL LINKS	607	85	85	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
608 CYAN	608	50	50	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
610 YELLOW	610	75	75	25	-	-	-	5	22	-	-	5	-	-	-	-	-	-	-
611 PINK STOCKWORKS	611	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
505 LG VOLC DAVIS	505	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-
107 IRON DUKE	107	75	75	25	-	-	-	5	30	-	-	5	-	-	-	-	-	2	10
108 ALLENS	108	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1091	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1092	75	40	15	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1093	75	25	15	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1094	75	25	15	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
110 MARINERS	110	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
111 MARINERS SPLAY	111	75	75	25	-	-	-	5	12	-	-	5	-	-	-	-	-	-	-
11 SM FAULT	11	160	40	10	-	-	-	5	24	-	-	5	-	-	-	-	-	15	10
501 LG VOLC ALLENS	501	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-
502 LG VOLC IRON DUKE	502	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	2	15
503 LG VOLC MARINERS	503	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-
504 LG VOLC 3	504	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 14-7 STAWELL GOLD MINES VARIOGRAM PARAMETER TABLE

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
		rotation															
AURORA B																	
HAMPSHIRE FLAT	111	319	-15	-14	7	sph	90	60	8	20	-	-	-	-	-	27.00	26%
HAMPSHIRE VERTICAL	112	319	-10	0	7	sph	90	60	8	20	-	-	-	-	-	27.00	26%
WONGASTYLE	30	323	-20	-60	0.055	sph	75	75	10	0.055	-	-	-	-	-	0.11	50%
BIF LG	310	317	0	-57	0.04	sph	70	70	6	0.1	-	-	-	-	-	0.14	29%
USF2																	
CENTRAL	101	315	0	90	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
CENTRAL	102	327	0	80	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
DUKES	301	329	-20	90	3	sph	30	25	4	12	-	-	-	-	-	15.00	20%
STOCKWORKS	630	312	-16	90	3	sph	15	15	6	10	-	-	-	-	-	13.00	23%
LG VOLC1	721	317	0	90	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
LG VOLC	722	338	-36	82	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
SM 250																	
CENTRAL	100	328	0	57	2.7	sph	10	5	3	3.3	-	-	-	-	-	9.00	30%
HANGING WALL	400	336	0	45	4.7	sph	5	5	3	4	-	-	-	-	-	14.20	33%
MAGDALA	501	338	0	50	4.6	sph	18	12	3	11.7	-	-	-	-	-	23.40	20%
MAGDALA	500	338	0	50	4.6	sph	18	12	3	11.7	-	-	-	-	-	23.40	20%
FLAT 1	650	310	-23	11	5.7	sph	5	3	3	9.3	-	-	-	-	-	21.00	27%
FLAT 3	660	324	-11	22	5.7	sph	5	3	3	9.3	-	-	-	-	-	21.00	27%
FLAT 4	670	320	-12	6	5.7	sph	5	3	3	9.3	-	-	-	-	-	21.00	27%
LG VOLC	700	335	0	39	5.7	sph	10	5	3	9.3	-	-	-	-	-	21.00	27%
FEDERAL ALBION SOUTH																	
CENTRAL	101	320	0	41	5	sph	30	30	8	9	-	-	-	-	-	14.00	36%
CENTRAL	102	316	0	54	5	sph	30	30	4	9	-	-	-	-	-	14.00	36%
CENTRAL	103	304	0	56	5	sph	30	30	4	9	-	-	-	-	-	14.00	36%
CENTRAL	104	316	0	54	5	sph	30	30	4	9	-	-	-	-	-	14.00	36%
HANGINGWALL	169	308	0	64	7.5	sph	25	25	5	9.5	-	-	-	-	-	17.00	44%
EXTENDED	301	308	0	64	4	sph	35	35	6	6.6	-	-	-	-	-	10.60	38%
EXTENDED	302	318	0	50	3.5	sph	30	30	4	6.5	-	-	-	-	-	10.00	35%
EXTENDED	303	308	0	64	4	sph	35	35	6	6.6	-	-	-	-	-	10.60	38%
FED ALB STK	630	310	0	80	7.5	sph	25	25	5	9.5	-	-	-	-	-	17.00	44%
LG VOLC	5	316	0	57	6	sph	15	15	5	10.5	-	-	-	-	-	16.50	36%

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
MORAY																	
MORAY LODE	600	315	-42	88	3.7	sph	50	23	8	6.3						10.00	37%
MORAY LODE CREST	602	315	-42	44	3.7	sph	50	23	8	6.3						10.00	37%
WEST MORAY	610	315	-21	59	3.7	sph	50	23	8	6.3						10.00	37%
WEAK VOLC	660	315	-42	88	0.65	sph	20	20	8	1						1.65	39%
FEDERAL ALBION																	
CENTRAL	101	320	0	-25	5.7	sph	10	5	3	9.3	sph	30	20	10	6	21.00	27%
CENTRAL	102	326	26	-31	3.3	sph	10	5	3	4.4	sph	30	20	10	4	11.70	28%
CENTRAL	103	330	0	-45	4	sph	10	5	2.5	6.4	sph	30	20	8	4	14.40	28%
DUKES	200	330	0	-15	0.48	sph	18	12	3	1	sph	30	24	7	0.42	1.90	25%
EXTENDED	301	325	0	-20	3.6	sph	20	15	3	8.9	sph	40	30	5	5.4	17.90	20%
EXTENDED	302	331	26	-31	3.1	sph	20	15	3	6.6	sph	40	30	5	5.8	15.50	20%
MOONLIGHT	401	325	0	-15	2.4	sph	18	12	3	5	sph	30	24	7	2.25	9.65	25%
MOONLIGHT	402	329	27	-26	3.1	sph	18	12	3	6.4	sph	30	24	7	2.9	12.40	25%
MAGDALA	501	340	0	-30	4.6	sph	18	12	3	11.7	sph	30	24	7	7.1	23.40	20%
MAGDALA	502	334	27	-26	1.3	sph	18	12	3	3.3	sph	30	24	7	2	6.60	20%
MAGDALA	503	315	0	-20	4.4	sph	18	12	3	10.9	sph	30	24	7	6.5	21.80	20%
STOCKWORKS	630	310	0	-20	3.8	sph	16	18	4	7.4	sph	32	36	10	4.85	16.05	24%
HW VOLC	710	341	26	-31	0.2	sph	10	25	3	0.7	sph	25	35	6	0.4	1.30	15%
VOLC	720	320	0	-30	0.45	sph	10	7	3	1.5	sph	20	15	12	0.7	2.65	17%
MARINERS																	
SPIRIT	110	325	0	50	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
MARINERS	120	330	0	52	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
NEW	130	333	0	52	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
OPPORTUNITY	140	334	0	55	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
CURIOSITY	150	332	0	55	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
LG HW	300	333	0	60	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG SPIRIT	310	333	0	52	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG MARINERS	320	333	0	50	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG NEW	330	335	0	54	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG OPPORTUNITY	340	335	0	55	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG FW	350	335	0	55	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
BIG HILL																	
601 BROWN	601	30	50	20	1.8	sph	15	10	3	1.5	sph	40	30	20	1.5	4.80	38%
602 ORANGE	602	330	0	41	2.5	sph	12	12	8	2.8	sph	30	30	20	1	6.30	40%
603 BLUE	603	330	34	53	1.7	sph	10	10	2	0.9	sph	50	30	15	1.9	4.50	38%
604 GREEN	604	326	0	44	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
605 PURPLE	605	317	0	36	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
606 GREY	606	291	0	46	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
607 TEAL LINKS	607	320	0	25	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.12	BULK DENSITY

As per the Stawell Gold Mines core processing flow chart all whole core sample intervals that are sent for assay are bagged and weighed prior to leaving site. The weights of the core are stored in the drillhole database and an apparent dry bulk density for each interval is calculated based upon a theoretical volume for the specific core diameter for each sample interval.

Whilst there are potential limitations in this process given that the volume for each core is based upon the theoretical drill core diameter and the measured length of each interval, it can be demonstrated by reconciliation of stope volumes as surveyed by cavity monitoring systems and tonnage measured by trucked ore that the estimated density applied to specific areas is a reliable estimator of in situ density. A 35-year history of processing and reconciliation supports the density values that are currently being used in the estimates at Stawell Gold Mines.

This apparent density measurement includes some residual moisture, which by measurement has been estimated at approximately 2% or less and is generally not accounted for in the estimates.

Table 14-8 shows the bulk density values that have been applied by Mineral Resource area. Specific details of the data and analysis and assumptions used to derive these values are given in each of the area specific reports.

TABLE 14-8 COMPILATION OF DENSITY g/cm3, APPLIED BY RESOURCE MODEL AREA

			ASSIGNED Density (G/CM3)
MODEL	LODE	GEOCODE	FRESH	TRANS	OXIDE
AURORA B	Hampshire Flat	111	2.85	-	-
	Hampshire Verticle	112	2.85	-	-
	WongaStyle	30	2.89	-	-
	BIF LG	310	2.77	-	-
USF2	Central	100	2.75	-	-
	Dukes	300	2.90	-	-
	Stockworks	630	2.75	-	-
	LG Volc	700	2.75	-	-
BELOW SM 250	Central	100	2.75	-	-
	Hangingwall	400	2.70	-	-
	Magdala	500	2.85	-	-
	Flat 1	650	2.75	-	-
	Flat 3	660	2.75	-	-
	Flat 4	670	2.75	-	-
	LG Volc	700	2.75	-	-
FEDERAL	Central	100	2.70	2.30	2.10
	Hangingwall	169	2.70	2.30	2.10
ALBION SOUTH	Extended	300	2.80	2.30	2.10
	Stockworks	630	2.75	2.30	2.10
	LG Volc	5	2.75	2.30	2.00
MORAY	Moray Ore	600	2.85	-	-
	Moray West	610	2.85	-	-
	Volc package	660	2.85	-	-
FEDERAL ALBION	Extended	300	2.80	-	-
	Central	100	2.75	-	-
	Dukes	200	2.75	-	-

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

			ASSIGNED Density (G/CM3)
MODEL	LODE	GEOCODE	FRESH	TRANS	OXIDE
	Moonlight	400	2.85	-	-
	Magdala	500	2.85	-	-
	Hangingwall Volc	710	2.75	-	-
	Footwall Volc	720	2.75	-	-
MARINERS	Spirit Lode	110	2.90	-	-
	Mariners Lode	120	2.80	-	-
	New Lode	130	2.80	-	-
	Opportunity Lode	140	2.90	-	-
	Curiosity Lode	150	2.75	-	-
	Low-Grade Hangingwall	300	2.80	-	-
	Low-Grade Spirit	310	2.80	-	-
	Low-Grade Mariners	320	2.80	-	-
	Low-Grade New	330	2.80	-	-
	Low-Grade Opportunity	340	2.80	-	-
	Low-Grade Footwall	350	2.80	-	-
	Breccia	420	2.70	-	-
BIG HILL	601 Brown	601	2.70	2.30	2.10
	602 Orange	602	2.70	2.30	2.10
	603 Blue	603	2.70	2.30	2.10
	604 Green	604	2.70	2.30	2.10
	605 Purple	605	2.70	2.30	2.10
	606 Grey	606	2.70	2.30	2.10
	607 Teal Links	607	2.70	2.30	2.10
	608 Cyan	608	2.70	2.30	2.10
	610 Yellow	610	2.70	2.30	2.10
	611 Pink Stocks	611	2.70	2.30	2.10
	505 LG Volc Davis	505	2.85	2.30	2.00
	107 Iron Duke	107	2.85	2.30	2.15
	108 Allens	108	2.85	2.30	2.15
	109 Mariners	109	2.85	2.50	2.30
	111 Mariners Splay	111	2.85	2.50	2.30
	501 LG Volc Allens	501	2.85	2.30	2.10
	502 LG Volc Iron Duke	502	2.85	2.30	2.10
	503 LG Volc Mariners	503	2.85	2.30	2.10
	504 LG Volc 3	504	2.85	2.30	2.10
ALL	Basalt	400	2.80	2.30	2.10
	Mine Schist	1	2.80	2.30	2.10
	Porphyry	3	2.70	2.65	2.45

14.3.13	MODEL VALIDATION

Model validation has been completed using several different methods. The first is a visual assessment of the output Kriging statistics and by visualization of the actual samples chosen in the search. Estimation parameters were then adjusted to ensure the right balance of estimation is achieved for each individual domain to match the geology.

The coding end estimation of each domain was reviewed by:

•	Visualization of blocks in 3D;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Visualization of grade estimates, particularly with respect to local reproduction of grades and smoothing; and

•	Statistical reproduction- comparison of output block grade with input composite statistics.

Statistical comparisons of input data and block model outcomes for the mineralized domains are shown in Table 14-9.

TABLE 14-9 MINERALIZED DOMAINS MODEL VALIDATION

STAWELL GOLD MINE		MODEL VALIDATION
Mean Grade (Au g/t)
DOMAIN	Resource Category	Undeclust 1.0m comp all holes	Declust. 1.0m comp.	Model Average Grade g/t Au	Model Variance to 1m Comp Au%
AURORA B
Hampshire Flat	111	2.83	2.81	3.30	17.6%
Hampshire Vertical	112	1.75	1.78	2.88	61.9%
Wongastyle	30	1.47	1.40	1.35	-3.5%
BIF LG	310	0.19	0.20	0.19	-2.2%
USF2
Central	100	2.67	2.66	2.74	3.0%
Dukes	300	4.77	5.25	5.17	-1.7%
Stockworks	630	3.17	3.16	3.16	-0.2%
LG Volc	720	0.75	0.88	0.96	8.4%
SM 250
Central	100	2.95	2.96	2.59	-12.5%
Hanging Wall	400	3.47	3.50	2.79	-20.2%
Magdala	500	3.24	3.28	2.96	-9.8%
Flat 1	650	3.59	3.59	3.75	4.5%
Flat 3	660	3.71	3.69	3.14	-14.8%
Flat 4	670	3.70	3.69	3.87	4.9%
LG Volc	700	0.91	0.98	0.42	-57.4%
FEDERAL ALBION SOUTH
Central	100 All	3.17	3.16	2.64	-16.6%
Central	101	2.45	2.43	2.08	-14.5%
Central	102	3.32	3.18	2.81	-11.6%
Central	103	2.41	2.41	2.54	5.4%
Hanging Wall	169	2.29	2.28	1.89	-17.0%
Extended	300 All	2.50	2.55	2.68	5.2%
Extended	301	2.52	2.56	2.40	-6.2%
Extended	302	2.50	2.55	2.88	12.9%
FED ALB STK	630	3.37	3.42	3.38	-1.1%
LG Volc	5	0.31	0.26	0.17	-35.3%
MORAY
Moray Lode	600	2.65	2.65	2.62	-1.2%
West Moray	610	1.41	1.41	0.34	-76.1%
Weak Volc	660	0.48	0.66	0.55	-16.9%
FEDERAL ALBION
Central	100	2.80	2.69	2.35	-12.7%
Dukes	200	1.01	1.06	0.91	-14.3%
Extended	300	2.49	2.38	2.68	12.6%
Moonlight	400	1.29	1.27	1.46	15.3%

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

STAWELL GOLD MINE		MODEL VALIDATION
Mean Grade (Au g/t)
DOMAIN	Resource Category	Undeclust 1.0m comp all holes	Declust. 1.0m comp.	Model Average Grade g/t Au	Model Variance to 1m Comp Au%
Magdala	500	2.59	2.40	2.18	-9.1%
HW Volc	710	0.65	0.60	0.65	8.0%
Volc	720	0.82	0.76	0.76	0.5%
MARINERS
Spirit	110	1.77	1.65	2.51	41.7%
Mariners	120	2.25	2.17	3.05	35.9%
New	130	2.44	2.37	2.39	-2.2%
Opportunity	140	2.74	2.64	2.33	-14.8%
Curiosity	150	1.67	1.67	1.89	13.3%
LG HW	300	0.11	0.11	0.12	7.1%
LG Spirit	310	0.19	0.17	0.19	-0.1%
LG Mariners	320	0.24	0.23	0.24	1.1%
LG New	330	0.27	0.27	0.24	-9.9%
LG Opportunity	340	0.96	0.83	0.40	-58.5%
LG FW	350	0.52	0.47	0.48	-7.6%
BIG HILL
601 Brown	601	2.13	2.04	1.92	-5.8%
602 Orange	602	2.27	2.24	2.10	-6.6%
603 Blue	603	1.60	1.61	1.56	-3.3%
604 Green	604	1.66	1.69	1.77	4.2%
605 Purple	605	1.32	1.28	1.15	-11.3%
606 Grey	606	0.89	0.90	0.90	0.4%
607 Teal Links	607	1.16	1.20	1.09	-9.5%
608 Cyan	608	1.07	1.08	1.09	1.2%
610 Yellow	610	2.82	2.36	2.48	5.0%
611 Pink Stockworks	611	3.39	1.40	1.43	1.9%
505 LG Volc Davis	505	0.18	0.17	0.16	-3.2%
107 Iron Duke	107	1.23	1.20	1.14	-5.1%
108 Allens	108	1.16	1.18	1.19	0.8%
109 Mariners	109	2.91	2.72	2.63	-3.6%
110 Mariners	110	2.00	2.01	2.10	4.5%
111 Mariners Splay	111	2.42	2.29	1.58	-44.7%
11 SM Fault	11	0.33	0.33	0.28	-18.0%
501 LG Volc Allens	501	0.12	0.12	0.15	16.4%
502 LG Volc Iron Duke	502	0.17	0.17	0.15	-16.6%
503 LG Volc Mariners	503	0.26	0.25	0.24	-6.3%
504 LG VOLC 3	504	0.24	0.17	0.19	11.9%

The mineralized domain comparisons display some variation between input and outcome average grades when the total domain is reported. The variations in grade occur in areas that generally are poorly informed and in portions of domains that represent the margins of the modelling area.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.14	MINERAL RESOURCE CLASSIFICATION

The classification of Indicated and Inferred Mineral Resource material is based on geological confidence, slope of regression analysis and model validation results. The practice adopted at Stawell Gold Mines uses general guidelines for classification that utilize the following information:

•	Drilling density;

•	Drillhole spacing and sample locations;

•	Stage of development; ore development and final data gathering in place;

•	Demonstrated geological continuity of structures and mineralized domains;

•	Slope of regression of the estimate analysis (calculated value during the Kriging Process); and

•	Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

14.3.15	LOGGING

The drilling data provided for the Stawell Underground mineral resource estimate is collected over a period of 100-years and thus the drilling data base contains data of various levels of descriptive explanations of the geology. Underground drill-hole data has been collected over the last 30-years, all with descriptive explanations of observed geology. The geological logging code has essentially remained the same over the past 20-years which enable consistency in geological interpretation.

The logging information was considered for each model area and is of sufficient detail and quality to be used in the estimation at the current level of confidence.

14.3.16	DATA SPACING AND DISTRIBUTION

The Stawell underground Mineral Resource model areas were subject to varying drillhole density and sample locations in relation to the lode geometry. In most domains the drilling was of regular spacing and sufficient density closer to existing infrastructure but subject to decreasing densities and irregular spacing further away. Where the data spacing is sparser, the estimation in these areas was considered to be higher risk and is classified with less confidence. For classification purposes each mineralized domain was considered individually and where sufficient data density was present a classification solid was extruded.

Data spacing requirements are different for each model and drill spacing requirements for each model is considered individually. The data correlation as modelled by the variography gives the minimum drill spacing for confidence of correlation between holes. In areas of varying domain geometry, such as in proximity to faults, tighter drill spacing is required.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.17	ORIENTATION OF DATA IN RELATION TO GEOLOGICAL STRUCTURE

The orientation of the Magdala mineralization is interpreted to dip to the west between 50º and 85º. The drilling is considered to be appropriately targeted for this geological orientation. Where drillholes are considered too oblique to the interpreted lode they have been excluded from the modelling and estimation and are noted in the respective model reports.

14.3.18	GEOLOGICAL INTERPRETATION

The geological interpretation of the Stawell Underground Mineral Resource areas were undertaken by Company geologists. The interpretations were peer reviewed by the Company’s Senior Resource Geologist who believes that they form a reasonable interpretation within the limits of the available data. The Authors agree with Kirkland Lank Gold’s Senior Resource Geologist’s conclusions.

14.3.19	DEPOSIT DIMENSIONS

The mineralized portion of the Stawell underground deposit extends down to -1800m RL. However, the remnant retreat of the Stawell Gold Mines, which commenced at the end of 2012 saw the closure of the lower decline and decommissioning of the lower ventilation system. The classification of Mineral Resource was adjusted to reflect this change in extractive availability and all Mineral Resource previously reported below the -900mRL was depleted. All Mineral Reserves below the -900mRL were mined.

The dimensions of the mineralization are adequately defined by the available drilling with acceptable extensions beyond data.

14.3.20	MOISTURE

Moisture determinations performed on RC chips immediately upon delivery to surface showed in-situ moisture contents to vary between 2% and 20%. After air-drying for two days (average exposure of sample to air before sampling) moisture contents varied from 0.5% to 2.5% . In-situ moisture is directly related to clay percentage (and therefore parent lithology) and is not directly linked to depth.

Estimates have been made on the basis of dry tonnes.

14.3.21	EXTERNAL FACTORS AFFECTING EXTRACTION

Mining and extraction of the Magdala Mineral Resources and Reserves has been continuous since 1981. The Authors are not aware of any known environmental, permitting, legal, title, socio-economic, political or other issues that will prevent extraction of the remaining existing Mineral Resources other than permitting requirements for the Big Hill Surface Project, as further described in section.

Stawell Gold Mines has been able to carry out its mining activities as defined by current Work Plans and approvals without intervention since 1981.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

14.3.22	BULK DENSITY

The bulk density factors used in this estimate are derived from previous data, and more recent data from diamond core intervals.

14.3.23	CLASSIFICATION

All material within the mineral resource interpretation has been classified to represent the opinion of the Authors with regard to the risk in the Mineral Resource estimated. Within the mineralized domains that have been defined it is assumed that some of the material will form dilution to the mining of higher grade material. The classification of the Stawell Underground Mineral Resource into Measured, Indicated and Inferred Mineral Resources as set out below reflects the Authors’ view of this deposit as it is currently defined.

14.3.24	SELECTIVITY ASSUMPTIONS

The Mineral Resource estimate contains implicit assumptions of mining selectivity represented by the block size defined for each model (Y x X x Z).

14.3.25	RESOURCE AUDITS OR REVIEWS

No Mineral Resource audits or reviews have been undertaken on the current Western Flank Underground Mineral Resource in 2016.

A high-level independent review of the Eastern Flank Aurora B resource modelling parameters was undertaken by Mike Stewart from QG Group in March 2106. Consideration of material included into the Inferred category of classification was reviewed and determined appropriate to the geological understanding of the Aurora B Eastern Flank mineralization.

14.3.26	DISCUSSION OF RELATIVE ACCURACY/CONFIDENCE

At this stage no quantitative testing of the accuracy of the estimate or establishment of confidence limits has been undertaken.

14.3.27	MINERAL RESOURCE STATEMENT

The total Mineral Resource inventory for Stawell Gold Mines as at December 31, 2016 is listed in Table 1.1.

The Mineral Resource Statements account for depleted Mineral Resources up to December 31, 2016 as a result of mining activities.

The depletion was carried out using underground development, stoping solids, historical voids as well as an existing pit surface (Davis). The as mined solids were taken up to December 31, 2016.

The Stawell Gold Mines classified Mineral Resource statements for Stawell Underground is tabulated below in Notes:

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

.   Cut-off grades applied to the resource was variable depending upon width, mining method and ground conditions. Cut-off grades used for Mariners and Upper Levels Mineral Resource outside of current pit optimization is 2.0 g/t Au. A cut-off grade of 2.3 g/t Au was applied to all remaining underground resources.

The Stawell Gold Mines classified Mineral Resource statements for Stawell surface is tabulated below in Notes:

     1.    All Mineral Resources have been estimated in accordance with CIM Standards (2014).

.   Surface Mineral Resource is constrained by current Big Hill pit optimization with a cut-off grade of 0.35 g/t Au

Stawell Gold Mines Mineral Resources between January 1, 2014 and December 31, 2016 are reported as inclusive of Mineral Reserves.

There are no known situations where the Mineral Resource estimate outlined above could be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing or political or other relevant factors. There is, however, some risk with any gold Mineral Resource estimates where the gold price may affect the overall economic viability of a Mineral Resource.

TABLE 14-10 STAWELL GOLD MINES RESOURCE AS AT DECEMBER 31, 2016

Stawell Gold Mines Resource
Classification	Tonnes (kt)	Gold Grade g/t	Ounces Gold (koz)
Measured	81	3.67	10
Indicated	3624	2.03	236
Total (Measured and Indicated only)	3,705	2.07	246
Inferred	1,127	2.89	105

Notes:

1.	All Mineral Resources have been estimated in accordance with CIM Standards (2014).
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources were estimated using the following parameters:
(a)	Gold price of US$1,200/oz (A$1,500/oz);
(b)	Cut-off Grade of 0.35 g/t Au for Big Hill surface Mineral Resources; and
(c)	Cut-off Grade applied was variable for underground Mineral Resources. Grades used were as follows:
– 2.0g/t Au for Mariners and Big Hill outside of current pit optimisation, – 2.3g/t Au for all remaining underground Mineral Resources.
4.	Underground and surface Mineral Resource estimates were prepared under the supervision of Mr John Winterbottom, MAIG.
5.

The QP believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

7.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1,000oz. Minor discrepancies in summations may occur due to rounding.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The Mineral Resource estimate for the Stawell Underground Mine is listed in Notes:

TABLE 14-11 STAWELL GOLD MINES UNDERGROUND RESOURCES AS AT DECEMBER 31, 2016

Stawell Underground Resources
Classification	Tonnes (kt)	Gold Grade g/t	Ounces Gold (koz)
Measured	81	3.67	10
Indicated	654	3.6	76
Total (Measured and Indicated only)	735	3.64	86
Inferred	944	3.21	97

Notes:

1.	All Mineral Resources have been estimated in accordance with CIM Standards (2014).
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources were estimated using the following parameters:
(a)	Gold price of US$1,200/oz (A$1,500/oz); and
(b)	Cut-off Grade applied was variable for underground Mineral Resources. Grades used were as follows;
– 2.0 g/t Au for Mariners and Big Hill outside of current pit optimisation, and – 2.3 g/t Au for all remaining underground Mineral Resources.
4.	Underground and surface Mineral Resource estimates were prepared under the supervision of Mr John Winterbottom, MAIG.
5.

The QP believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

7.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1,000oz. Minor discrepancies in summations may occur due to rounding.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate for the Big Hill Surface Project at Stawell Gold Mines is listed in Notes:

9.	All Mineral Resources have been estimated in accordance with CIM Standards (2014).

TABLE 14-12 BIG HILL SURFACE RESOURCES ESTIMATION AS AT DECEMBER 31, 2016

Big Hill Surface Resources
Classification	Tonnes (kt)	Gold Grade g/t	Ounces Gold (koz)
Measured	0	0	0
Indicated	2,971	1.68	160
Total (Measured and Indicated only)	2,971	1.68	160
Inferred	183	1.24	7

Notes:

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

10.	All Mineral Resources have been estimated in accordance with CIM Standards (2014).
11.	Mineral Resources are inclusive of Mineral Reserves.
12.	Mineral Resources were estimated using Cut-off Grade of 0.35 g/t Au and a gold price of US$1,200/oz (A$1,500/oz)
13.	Surface Mineral Resource estimates prepared under the supervision of Mr John Winterbottom, MAIG.
14.

The QP believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

15.

The quantity and grade of the reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

16.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1,000oz. Minor discrepancies in summations may occur due to rounding.
17.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

15    MINERAL RESERVES

15.1	MINERAL RESERVES UNDERGROUND

The underground operation and processing plant are currently on care and maintenance. As such, no underground Mineral Reserves have been reported given the capital cost requirements of recommencing the operation is now required to be factored into Mineral Reserve costings.

15.2	MINERAL RESERVES BIG HILL SURFACE

The Mineral Reserves estimate for the Stawell Big Hill Surface Project is listed in Table 15-1.

TABLE 15-1 BIG HILL SURFACE MINERAL RESERVES CLASSIFICATION – EFFECTIVE DECEMBER 31, 2016

Classification	Tonnes (kt)	Gold Grade g/t	Ounces Gold (koz)
Proven	-	-	-
Probable	2,700	1.51	132
Total Mining Reserves	2,700	1.51	132

Notes:

1.	All Mineral Reserves have been estimated in accordance with CIM Standards (2014).
2.	Mineral Reserves were estimated using the following economic parameters:
(a)	Gold price of US$1,200/oz (A$1,500/oz);
(b)	Cut-off Grade applied was 0.4 g/t Au.
3.	Big Hill Surface Mineral Reserve estimates were prepared under the supervision of Ian Holland, FAusIMM.
4.	Mineral Reserves are rounded to 1,000t, 0.01 g/t Au and 1,000oz. Minor discrepancies in summations may occur due to rounding.

15.2.1	MINERAL RESERVE ESTIMATE

The following sections outline the process undertaken to produce Mineral Reserve estimates from the available Mineral Resources for the Big Hill Surface. This section contains descriptions of Mineral Reserve design parameters, recovery and unplanned dilution factors, cut-off grades and depletion for mined material. Big Hill Surface Reserves are subject to project permitting conditions. There is some risk that permitting conditions will not be realized and Mineral Reserve Estimates will need to be modified.

15.2.2	MINE RESERVE DESIGN

Big Hill Surface Mineral Reserve estimates are based upon a Lerchs-Grossman algorithm optimization technique utilizing Gemcom’s Whittle 4X software. This produced a series of nested pit shells utilizing a range of parameters from slope angles, Mining Cost Adjustment Factors (MCAF’s) all utilizing a diluted block model. Mineral Reserve numbers are from a final pit design based on a suitable “Whittle” shell.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

15.2.3	BIG HILL SURFACE DESIGN AND RESERVE PARAMETERS

Big Hill Surface Mineral Reserves were created utilizing a diluted block model, minimum ore block size (1.5m minimum mining width) and maximum mining block size of 10m. Pit benches are designed at 5m with 2.5m mining flitch.

Final Pit Design parameters are as follows:

  Ramp width 12m single, 25m double;
  Ramp grade 1:9 with 1:10 localized maximum;
  Batter Height 20m;
  Berm width 10m weathered zones 8.5m minimum;
  Batter Slope 60°; and
  Overall Slope Angle 42.9°.

In order to estimate the expected dilution and ore recovery for Big Hill Surface Mineral Reserves, Datamine Mineable Shape Optimizer software (MSO) was used to create a diluted model that mimics what an engineer or geologist might do when generating dig outlines on adjacent sections. This generates optimal mining ore blocks that take into account footwall and hangingwall dilution skins to ensure mining areas remain above cutoff grade, Gold Cut-Off Grades .

The following parameters are used to define a potentially mineable ore block:

  Diluted Cut-Off grade (0.4 g/t Au);
  Near and far wall dilution skin (0.5m and 0.5m);
  Minimum ore block size (1.5m minimum mining width); and
  Maximum mining block size (10m).

The subsequent MSO wireframes were used as a guide for a new block model in which the diluted grades generated using the MSO were added to the new block model prior to the Whittle evaluation and final design. The subsequent dilution, grades and recovery are displayed below.

TABLE 15-2 MINEABLE SHAPE OPTIMISER – BIG HILL DILUTION

	Undiluted	Diluted
Tonnes (>0.4 g/t Au)	8,106,899	9,958,474
Avg. Grade g/t Au	1.70	1.48
Avg. Dilution g/t Au	-	0.15
Avg. Mining Recovery	-	0.07

15.2.4	GOLD CUT-OFF GRADES

Table 15-3 shows the calculated lower cut-off grade used in the estimation of the Mineral Reserves. Cost assumptions are based on the 2017 budget.

Surface cut-off grade is used for determination of ore and waste based predominately on process, administration, royalty and differential mining cost to allow for haulage to the ROM.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 15-3 GOLD CUT-OFF GRADE, BIG HILL

Description	g/t Au
Big Hill Surface	0.44

15.2.5	DEPLETION AND RESULTS

The evaluation models have been depleted for material mined up to January 1, 2017.

15.3	MINERAL RESERVE ESTIMATE SURFACE STOCKPILES

There is no Mineral Reserve estimate for Stawell surface low-grade Stockpiles. The surface low-grade Stockpiles were processed by the Stawell processing facility in 2016 and are now depleted.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

16    MINING METHODS

Kirkland Lake Gold’s Australian operations currently have the Stawell Gold Mine and processing facility on care and maintenance. No further underground mining is intended at the operation until an underground Mineral Reserve is reported. Currently an exploration program is underway with intent to define mineralization on the Eastern Flank, (Section 9).

Surface mining operations are planned around a conventional excavator and truck operation with light blasting activity only required in the very lower portion of the excavation. Additional controls are planned for air quality and amenity considerations around hours of operation, benching configuration, dust suppression and equipment specifications.

For additional details on the Big Hill Feasibility study, beyond those required by the scope of this technical report, the reader is referred to Basile, D. (2014).

16.1	MINE DESIGN SURFACE MINING

16.1.1	MINING METHOD DESCRIPTION

Surface mining activities are planned as an adaptation of conventional open cut mining where benching techniques of predominately rip and dig or free dig mining has been proposed. In order to provide best practice mitigation measures for air quality and amenity, the majority of operational activity will occur as low as practicable in the pit to enable upper benches to provide an element of shielding, see Figure 16-1 below. In order to further preserve amenity operating hours are daylight hours only Monday to Friday. This is in order to appease community relations, as the proposed pit sits adjacent to the township of Stawell.

It is expected that much of the Big Hill Surface Mineral Reserve will be excavated without blasting as the majority of surface drill holes rank in the “Easy Digging” to “Easy Ripping” categories of the Pettifer and Fookes Excavatability Assessment. Some areas at depth reach the “Extremely Hard Ripping” category but these are the minority and light blasting is planned to be applied to these areas.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Surface mining plans commence with the excavation of the North Pit and a two stage cutback approach to mining of the South Pit with waste material from the South Pit being used to reconstruct the North Pit. Surface mining fleets at peak operation are to consist of five 90t trucks, a 120t excavator and a 190t excavator.

16.1.2	SURFACE MINING SCHEDULE

Mining schedules for the extraction of the North and South Pits at Big Hill are based around levels of extraction to ensure that suitable environmental conditions can be met at any point in time. Extensive air quality and noise modelling of project parameters have provided a schedule quantity that can be operated within suitable parameters. This schedule is presented below in Figure 16-2.

16.1.3	SURFACE MINING EQUIPMENT

Mining equipment requirements for extraction of the North and South Pits at Big Hill are based on first principle productivities using excavator specifications and benchmarks from existing operations, Table 16-1.

TABLE 16-1 PRODUCTIVITY ESTIMATES

Excavator Productivity	Unit	Value	Value
Excavator Type		EX1200	EX1900-6-BH
Truck Type		Cat_777F	Cat_777F
Digger Configuration		Backhoe	Backhoe
Material Detail
Dry Density	t/BCM	2.1	2.1
Moisture Content	%	2%	2%
Swell Factor	%	15%	15%

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Excavator Productivity	Unit	Value	Value
Wet Density Loose	t/m^3	1.86	1.86
Wet Bank Density	t/m^3	2.14	2.14
Shovel Details
Bucket Heaped Cap.	m^3	6.7	9.6
Fill Factor	%	85%	85%
Bucket Cap. Volume	BCM	5.0	7.1
Bucket Cap. Weight	t	14.7	19.2
Bucket Cap. Weight	BCM	6.9	9.0
Bucket Cap. Adopted	BCM	5.0	7.1
Truck Details
Tray Capacity	m^3	60.2	60.2
Truck Fill Factor	%	95%	95%
Volume Limit	BCM	49.7	49.7
Rated Payload	t	90.7	90.7
Assumed Overload	%	0	0
Adjusted Payload	t	90.7	90.7
Weight Limit	BCM	42	42
Adopted Capacity	BCM	42	42
Min. Bucket Fill	%	25%	25%
Calculated Passes Per load		9	6
Calculated Passes Per load	(rounded)	9	6
Actual Truck Load	BCM	42	42
Actual Truck Load	t	90.7	90.7
Dump Time	min	1.2	1.2
Excavator Productivity
Cycle Time	sec	25	25
Efficiency Factor	%	100%	100%
1st Pass	sec	9	9
Truck Exchange	sec	38	38
Loading Time	min	4.12	2.87
Max. Productivity	BCM/OH	617	886
Effective Utilisation of operating hours	%	73%	76%
Productivity	BCM/OH	450	670
Productivity	t/OH	945	1,407

The productivity estimates for each excavator is matched against the mining schedule to determine the required number of excavators. Figure 16-3 below illustrates the total excavator capacity for an EX1900 and EX1200 versus the mining schedule.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Haulage of ore and waste were modelled in TALPAC software to determine travel time and fuel consumption. Travel time and fuel consumptions were calculated for all haulage routes from each bench to the ROM or waste dump.

In addition, travel times were used to determine the productivity of each truck and thus truck requirements were matched to the mining schedule. Figure 16-4 below illustrates the haul truck requirements.

Ancillary equipment requirements for the project are based upon best environmental management practices and include additional bulldozers to reduce drill and blast requirements as well as additional water cart capacity.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

17    RECOVERY METHODS

17.1	MINERAL PROCESSING

The gold processing facilities utilized at SGM comprise a standard Carbon-In-Leach (CIL) gold recovery circuit following crushing and grinding and sulphide flotation. The treatment plant consists of five unit processes Figure 17-1. These are:

  size reduction (crushing and milling);
  gravity gold recovery;
  flotation/ultra-fine grinding;
  leach-adsorption; and
  gold recovery.

Geographically the plant can be split up into five main areas. These are:

  the primary crushing circuit;
  the milling circuit;
  the flotation/ultra-fine grinding circuit;
  the leach-adsorption circuit; and
  the elution/electrowinning circuit.

A current processing flow sheet is shown in Figure 17-1. A history of tonnage and grade throughput for the processing facilities is shown in Section 6 of this report.

Coarse gold (up to 30% of the gold in mill feed) was recovered from the milling circuit in self-cleaning centrifugal gravity concentrators. Approximately 75% of the ore requires further liberation of the gold from sulphides and this is achieved in a two stage flotation circuit where gold bearing sulphides (pyrite, arsenopyrite and some pyrrhotite) are concentrated. The sulphide was ground to approximately 0.01mm in an ultra-fine grinding mill to liberate enclosed gold (up to 20% of the gold in mill feed). The ground sulphides and flotation tail are recombined and sent to the CIL circuit.

Stawell ore exhibits various degrees of preg-robbing of gold. Preg-robbing occurs when naturally occurring carbon species (graphite) in the ore rob gold from the pregnant liquor in the leach circuit, thus reducing the gold recovery. To combat this, kerosene was added to foul the naturally occurring carbon before it enters the leach circuit and a simple preg-rob index developed at SGM indicates the rate of addition needed for the kerosene to be most effective.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

SGM Treatment Plant Flowsheet
CRUSHING
Run-of-Mine Ore
Grizzly
Jaw Crusher
1100 Tonne Coarse Ore Bin
Double Deck Vibrating Screen
Cone Crushers
MILLING & FLOTATION
10" Cyclones
Trash Screen
Knelson
Falcon
Conc
Ball Mill
Agitair Scavenger
TC20#1 TC20#2 Rougher Cells
Conc
Cleaner Float Cells
5" Cyclones
Stirred Mill
Conc
Concentrate Thickener
LEACHING & GOLD RECOVERY
Loaded Carbon Screen
CIL Tanks
Organic Adsorption Tanks
CIL Tanks
CIL Tanks
Carbon Security Screen
Elution Column
Electrowinning Cell
Gold Room
Elution Tank
Intensive Leach Vessel
Gold Bar
Regeneration Kiln
Regenerated Carbon
To Tailings Dam

FIGURE 17-1 SGM TREATMENT PLANT FLOW SHEET

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Infrastructure and systems to meet all current and projected energy, process water and consumable requirements are in place and operating with no expected impairments over the course of the expected mining.

Total gold recovered in the reporting period is given in Table 17-1.

TABLE 17-1 STAWELL GOLD MINES TOTAL GOLD RECOVERED JANUARY 2016 TO DECEMBER 2016

YEAR	PERIOD	Average.	Recovered.
		REC %	OUNCES
2016	JAN - DEC	80.90	32,300

The Stawell Gold Mine site inclusive of the processing plant transitioned into care and maintenance as of the December 13, 2016.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

18    PROJECT INFRASTRUCTURE

The Stawell Gold Mines has been operating for over 30 years and therefore has all major infrastructures in place.

Milling infrastructure is related to the Stawell Gold Mines processing facility, which is outlined above in Sections 5 and 17.

18.1	SURFACE INFRASTRUCTURE

Stawell Gold Mines facilities are extensive and representative of a modern gold mining operation (see Figure). The main site location comprises:

  Office and administration complex;
  Store and storage facilities;
  Heavy underground equipment workshop and light vehicle workshop;
  Surface run of mine stockpiles;
  Gold processing plant and associated facilities;
  On site assay and metallurgical test work laboratory;
  Four freshwater storage dams to store rainfall run-off and mine dewatering which is used in the plant or around the mine site;
  Power for the plant is fed from a main transformer located adjacent to the administration complex;
  A batch plant for preparing shotcrete for underground support; and
  Core farm and core processing facility,

Surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes tailings dams covering 96ha and receiving all tailings from the processing plant. Four freshwater dams occur throughout the mine lease.

Main haul road facilities are yet to be constructed for surface mining activities.

18.2	TAILINGS AND STORAGE FACILITIES

Since operations began in 1984, three tailings dams have been constructed and operated, two of which have since been decommissioned:

  Reserve Tailings Dam has been decommissioned and rehabilitated to a clay target shooting complex;
  Tailings Storage Facility 1 (TSF1) has been decommissioned and partially rehabilitated; and
  Tailings Storage Facility 2 (TSF2) remains in operational.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

All dams were constructed as earthen embankments with upstream sub-aerial deposition and are subject to annual integrity and operational review by an independent industry expert. TSF2 currently has an approved Work Plan Variation enabling the completion of a wall lift to 253RL (the current wall level is 251.3RL) .

18.3	WASTE DUMPS

No active surface waste dumps are in use, with all waste material from underground operations being used for filling requirements. Previous surface waste dumps are being processed as low-grade oxide stocks.

Surface mining requires the construction of a temporary waste rock storage facility. This would be located partly over the existing Davis waste dump area and extend over private land towards Landsborough Road. This dump will be in operation from commencement of mining in the North Pit until reconstruction of the South Pit is complete after approximately 5-6 years.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

18.4	UNDERGROUND MINE INFRASTRUCTURE

Underground infrastructure within the Magdala Mine is extensive and includes a 5.5m x 5.5m access decline extending from surface to around 1600mRL as at the end of December 2015. The gradient of the decline is 1:8 down to 468mRL then changes to 1:7 to 1600mRL. A number of historic surface shafts and the main decline supply fresh air to the mine. The exhaust system comprises two parallel 500kW Korfmann AL22-2500 Primary fans exhausting through the Darlington Shaft, which is the only exhaust.

Mine dewatering systems had been de-commissioned with the lower portion of the mine allowed to flood. Estimations are at around 50 years for the ground water levels to return to pre-mining levels. During 2016 mine pumping system was commissioned to the 806RL for ground / process water reticulation and water management.

An underground workshop and underground crib room is available at the 800mRL level within the mine.

In addition to the fixed plant, Stawell Gold Mines owns, operates and maintains all mobile mining equipment including jumbo development drills, production drills, loaders, trucks, and ancillary equipment required to undertake mining operations.

18.5	POWER

Stawell Gold Mines purchases power under contract from Origin Energy Australia.

Supply from the National Electricity Grid to Stawell Gold Mines is via high voltage installations in two locations:

•	Moonlight Substation (10 Mega Watts feed) which supplies the Magdala Underground operation; and

•	Reefs Road (7 Mega Watts feed) that supplies the gold processing plant, administration, workshop facilities and parts of the upper levels of the Magdala mine.

Power to underground from the Moonlight substation is supplied through a 990m steel cased borehole, a 400m borehole and that from the Reefs Road substation via the Magdala decline.

The total facilities for electrical power input distribution to site is 5,833,600 kwh/month.

The main underground demands are outlined below:

1.	Primary ventilation fan sizes are;

•	482L 1000kw.

2.	Compressor sizes are;

•	1300 cfm x 4(250kw x 2 units),
•	1000 cfm x 2(132kw x 1 unit underground), and
•	650 cfm x 3(110kw x 3 units).

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The total volume of ventilation supplied to the mine is 180m3/sec.

The current power availability is sufficient to meet the needs of the current life of mine operating plan.

18.6	WATER

Water supply is from harvested rainfall runoff, mine dewatering, recycling of process water from the tailings facility, and by way of a 1ML/day raw water right entitlement and urban customer access to potable supply from GWMWater, Figure 18-2. This water is sourced from the nearby Grampians Mountains. The capacity of the site water storages is approximately 690ML.

The GWMWater water is supplied as raw or potable and is preferentially used, when required in the processing operations as it improves gold recovery.

18.7	EXISTING PUBLIC INFRASTRUCTURE

For the mining operations to commence there is a number of items of public and private infrastructure to be replicated elsewhere and then removed or decommissioned from the project area.

These items include:

  Fire watch tower;
  Town water supply system;
  Optic fiber route across the North Pit;
  Power reticulation for communications and fire watch facility;
  Pioneer Memorial Rotunda and access roads; and
  Arboretum gates and various other monuments from 1930’s through to 1975.

Feasibility level studies have been conducted on the replication, removal and re-establishment of the above items with costing included in the Capital assessment of the project:

  Fire-watch tower - Replacement facilities will be constructed adjacent to the existing facility with necessary access off Scenic Road. Detailed design is to be progressed;

  Town water supply system - As a risk mitigation strategy the current Stawell gravity feed treated water supply system will be decommissioned, with a pressure pumping system to be installed on the regional water authority managed crown land. This system will involve the installation of 600m of mains delivery system; construction of 10ML treated water storage capacity and pumping capability for the service of both high and low elevation town water feed. Detailed design and site investigation is to be progressed;

  Optic fiber – As short length of an optic fiber data and communications cable is routed across the North Pit mining area. This is to be re-routed around the pit operation area to the existing communications tower;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

  Power reticulation - Power reticulation will need to be re-routed to the communications and firewatch facilities;

  Memorial Rotunda and access road - A memorial rotunda currently serviced by three roads is situated close to the crest of Big Hill, this will be deconstructed and stored for the duration of mining of the North Pit. This facility with one access road and car parking area is to be re-established following reconstruction of the Big Hill land form; and

  Other Monuments - Provision has been made for the deconstruction and reconstruction of a number of monuments spanning a range of structures, ages and construction methodology. These structures range from stone fascia entrance gates, memorial, stone construction memorial seating and a medium solid stone monument.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

19    MARKET STUDIES AND CONTRACTS

19.1	MARKETS

Gold doré produced by Kirkland Lake Gold is currently shipped to the Perth Mint for smelting. On notification of produced amounts of gold doré, the Company notifies Auramet Trading LLC (Auramet) of the upcoming gold shipment and deals for future delivery of gold to the mint. During this process a given number of ounces will be included in the sale amount for delivery directly after smelting has occurred. Generally, a period of one week is required for this process to occur.

Auramet is a New Jersey based company, which specializes in the sale of both base metals such as copper, nickel and zinc and precious metals such as gold, silver, platinum and palladium.

During the smelting process the mint can extract other minerals. The main other economic mineral that is recovered is silver, which is sold to Perth Mint.

19.2	GOLD PRICE

To determine the Australian denominated gold price to use in the Mineral Resource and Mineral Reserve calculations, reference was made to publicly available price forecasts by industry analysts for both the gold price in US dollar terms and the AU$/US$ foreign exchange rate.

This exercise was completed in December 2016, and yielded the following average gold forecast prices and corresponding average forecast US$:A$ FX rates.

For Mineral Reserve purposes, a US$1,200/oz gold price was used and an FX rate of $0.75 for an approximate Australian dollar gold price of A$1,500 per ounce.

For Mineral Resource purposes, a US$1,200/oz gold price was used and an FX rate of $0.75 for an approximate Australian dollar gold price of A$1,500 per ounce.

The Qualified Persons are not aware of any agreements that are not within market parameters.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

20    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Stawell Gold Mines is committed to maintaining effective management systems with respect to environmental matters on site. At Stawell Gold Mines, site management monitors and regularly reviews the potential for environmental and social impacts of the operations, such as water quality, air quality, blast vibration, noise, flora and fauna, and community attitudes. Site environmental performance results are shared with regulatory authorities and local communities quarterly through the Environmental Review Committee (ERC) meeting and annual Sustainability Report. Stawell Gold Mines promotes responsible environmental behavior among all employees and contractors. Operations are managed in accordance with the Stawell Gold Mines Environmental Management Plan (EMP) which assesses Stawell Gold Mines’ environmental risks and provides the controls, procedures, and guidelines required to mitigate and manage any risks.

20.1	ENVIRONMENTAL RESEARCH

As a practice, Stawell Gold Mines personnel conducts research in all environmental fields of Stawell Gold Mines to better understand any potential impacts and ensure best practices for closure and remediation. Environmental research is done by Stawell Gold Mines staff, consultants or though university partnerships. The main areas of research are in tailings storage facility management both during operations and post closure, noise of operations, rehabilitation of vegetation and air emissions from operations.

Stawell Gold Mines has three tailings storage facilities (TSF) with one operational (TSF2) and two rehabilitated

(TSF1 and the reserve tailings dam) to a planned end use. In 2009, Stawell Gold Mines engaged O’Kane

Consultants, a world leader capping design consultant, to design a store and release cover system for the long term stability of the tailing storage facilities. This design has been installed on the two rehabilitated TSF’s. Ongoing research by O’Kane Consultants in monitoring capping design methodology occurs and is reported on annually.

Stawell Gold Mines has had a long partnership with the University of Melbourne and Curtin University to undertake research and trials on remediation and rehabilitation. The University of Melbourne has led studies in both restoration ecology of TSF’s and waste rock stockpiles and bioremediation of groundwater. The results of the restoration ecology trials have found that the local native vegetation can survive and flourish in the proposed capping design and there are no impacts on the vegetation or subsequent food chain from the vegetation roots entering tailings. The results of the bioremediation work have isolated a naturally forming local bacteria that degrades thiocyanate (SCN) and have been undertaking laboratory trials and field trials in 2016. The work undertaken by Curtin University has investigated the acid generating potential of the waste rock and tailings and determined that Stawell Gold Mines tailings were non-acid forming due to a high degree of buffering minerals available.

Stawell Gold Mines has detected SCN in some monitoring bores immediate to TSF2. The groundwater in several areas is also elevated due to hydraulic pressure from TSF2. Stawell Gold Mines has undertaken multiple studies of the area and the impacts from the seepage (Coffey (2008), LanePiper (2008), Rockwater (2010), NQ Groundwater and Environment (2011), NQ Groundwater and Environment (2012), Cardno LanePiper (2014)). An environmental audit of groundwater downstream of TSF2 (Cardno LanePiper, 2014) was completed for the tailings storage facilities at the direction of the Environment Protection Authority Victoria (EPAV) in 2014. The conclusions to the audit environmental risk assessment based on the source-path-receptor (Conceptual Site Model) and rehabilitation proposed for TSF2 indicated that the risk to the beneficial use of stock watering to be “moderate”, given the unlikely use based on background groundwater salinity. The risk to primary contact recreation and buildings and structures to be “low” and “no risk” to the maintenance of aquatic ecosystems and industrial water use. The closest water receptor to the TSF is Concongella Creek and the audit (Cardno LanePiper, 2014) stated that under present operating conditions seepage would take between 150 to 240 years to reach the distance required (1.3km) .

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

A remediation feasibility study was undertaken in 2015 by URS Australia in compliance with a notice from EPAV. The study concluded that hydraulic containment (pump and treat) would be the best option for remediation of SCN detected in groundwater immediate to TSF2. A clean-up plan was developed in 2016 by AECOM Australia. The plan modelled the options for hydraulic containment and determined the most effective configuration to remediate the contamination from both the fractured bedrock aquifer (FBA) and surface weathered bedrock aquifer (SWBA). The clean-up plan was endorsed by an Anthony Lane of Cardno Australia as an accredited EPA auditor. The clean-up plan was also accepted by EPA Victoria. In November 2016 the final extraction and monitoring bores were installed for the containment system. The pumping system will be operational in early 2017.

In a review conducted by NQ Groundwater and Environment in 2012 during the installation of five new seepage interception bores it has been indicated that due to very high clay content and high weathering rates it was demonstrated that seepage mitigation from TSF2 is very slow ranging from 0.0016m/day to 0.067m/day. Increasing distance, dilution and absorption of cyanide to geological materials down gradient will slow migration. During mining operations, to manage elevated water levels and seepage from TSF2, rock filled cutoff seepage trenches have been installed in several locations around the dam. Extraction bores have been installed in areas of seepage and groundwater rise to mitigate any impacts in accordance with the regulatory approved site groundwater management plan.

It is expected that with capping and closure of TSF 2, the tailings will progressively dewater resulting in groundwater levels slowly re-establishing to near pre-TSF levels. This is supported by the modelling works undertaken by O’Kane Consultants (O’Kane 2010). Therefore, the need for active groundwater level management is anticipated to decline once the operation of TSF2 and closure is complete.

Research on the noise of operations has been undertaken with modelling of the site operations including milling and haulage against the mining license requirements due to the proximity of the mine site against the town. Results of the investigations have found opportunities to further reduce noise from site with vehicle alterations and barriers around selective fixed plant. During 2016 works were undertaken to install an earthen bund around the ROM at 2.5m above the highest noise source, replace all reversing beepers with low frequency “squawkers”, replace fans and exhausts on surface loaders and utilize noise abatement curtains on crushing facilities. These control measures have been evaluated by an increased monitoring program and the installation of continuous fixed point noise loggers.

Ambient air quality monitoring stations (AAQMS) were installed within the community in 2013 to take continuous results for PM10 and PM2.5 as well as one week per month for metals and respirable crystalline silica (RCS). Previous monitoring was undertaken for dust deposition only. This more detailed investigation was undertaken initially for the permitting of the Big Hill Enhanced Development program and has now been incorporated into the site monitoring program. All results (apart from some offsite bushfire influenced events) have been below statutory criteria.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

There are currently no new permit requirements for the underground operations that would require any change in operation or effect the current environmental management. The TSF is currently permitted for another lift (1.7m) that will hold the waste of the known Mineral Resources/Reserves. The TSF is being actively managed for detected seepage and is being regulated to manage any associated risks.

20.2	MONITORING

Monitoring is undertaken on site for a range of environmental parameters as required by state and federal government regulations, the mining license and work plans. A report on monitoring data is presented to the ERC on a quarterly basis and an annual report is provided to the State regulators as a condition of the mining license. Table 20-1 lists the reportable environmental monitoring requirements for Stawell Gold Mines as outlined in the site EMP. Additional internal monitoring is undertaken to ensure all risks are being controlled.

TABLE 20-1 ENVIRONMENTAL MONITORING REQUIREMENTS FOR STAWELL GOLD MINES

Component	Action	Frequency
Air Quality	Directional dust deposition monitors at 14 locations surrounding site (including 3 background sites).	Monthly
	Real time PM10 and PM2.5 within community at 2 locations.	Continuous
	Real time PM10 and PM2.5 between TSF2 and closest receptor.	Continuous
	RCS and metals in particulate matter from the 3 air quality stations.	1 week for month
	Emissions of hydrogen cyanide from TSF2	Continuous
	Emissions from exhaust vents and kiln for odor and gases.	Biannual
Blasting	Surface vibration at 5 locations within community above working areas.	Continuous
	Airblast at 4 locations within community above working areas.	Continuous
Noise	Noise monitoring at 4 closest sensitive receptors.	Quarterly
Flora	Flora surveys of rehabilitation sites.	Annual
	Weed surveys of site.	Quarterly
Fauna	Record of fauna onsite.	Daily
	Pest animal survey of site.	Annual
Heritage	Survey of new areas	As required
Air Emissions (including greenhouse gases).	Reporting through statutory reporting for the National Greenhouse and Energy reporting Scheme and National Pollutant Inventory.	Annual
Water	Surface water monitoring of surrounding farm dams, water supplies and streams of mining lease.	Monthly, Quarterly, Annually and Trieennially
	Groundwater monitoring of monitoring bores downstream of mining lease.	Monthly, Quarterly, Annually and Trieennially
Tailings Storage Facility	Monitoring of SWL, drainage flows, piezometers, freeboard and deformation surveys.	Monthly and Annually

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Directional dust deposition monitoring stations are located at 14 locations around the site including three background sites. Three AAQMS are operated with two located within the immediate community and one adjacent to TSF2 to monitor ambient dust emissions in accordance with the EPA protocols for environmental management. All monitoring is undertaken in accordance with the Australian standards. Monitoring of the afterburner inlet and outlet of the mill kiln and the ventilation stacks is undertaken on a biannual basis by an independent emissions consultant and analysis performed by a NATA certified laboratory for gaseous emissions and odor.

Noise control is an integral part of site design and a number of mitigation measures are in place to reduce the impact of noise on local residents. As described in the site mining license, the noise limits applicable for the Stawell Gold Mines operations were derived from procedures outlined in the EPA State Environment Protection Policy (Control of Noise from Commerce, Industry & Trade) No. N-1. Monitoring is undertaken annually by an independent consultant. All blast events are monitored for ground vibration using monitors located at sensitive sites. A portable vibration monitor can be utilized if the need arises. All results of the air blast and ground vibration monitoring are recorded and maintained by Stawell Gold Mines. Flora and fauna surveys are conducted yearly by consultants in rehabilitation areas and surrounding the TSF. The rehabilitation areas are surveyed to ensure progress is meeting the planned end land use and the flora surrounding the TSF is monitored to ensure there are no impacts on vegetation.

Monitoring of surface waters and groundwater on site and off site is undertaken to ensure compliance with the State Environmental Planning Policies (SEPP, Waters of Victoria), the SEPP (Groundwater), Work Plan conditions and the mining license conditions. Stawell Gold Mines monitors 110 groundwater monitoring bores installed around the site with them being most densely installed around the TSF’s. Also monitored are all surface water catchments including surrounding farm dams and creeks.

In December 2016 Stawell Gold Mines went into care and maintenance. A care and maintenance monitoring program will be implemented during 2017.

20.3	PERMITTING

Stawell Gold Mines underground operations are fully permitted with no outstanding permitting requirements for current Mineral Resources.

In October 2014 the Big Hill Project EES was provided a recommendation from the Minister for Planning to the Minister for Energy and Resources that further considerations were required, predominately in the areas of air quality and public health. The Big Hill Project was modified to meet the concerns raised by the Minister for Planning and SGM has requested the Department of Economic Development, Job, Transport and Resources Victoria to review the changes and to provide the permitting pathway for the project to progress to a work plan.

20.4	COMMUNITY ENGAGEMENT

Stawell Gold Mines is closely associated with the Township of Stawell (immediately adjacent to the east of the mine) and is bordered by farming land to the north and south, and state forest to the west. Stawell Gold Mines has been operating in Stawell since 1981 and is an integral part of the town. The mine is a large contributor to the regional economy and therefore has many stakeholders connected directly or indirectly to the operation. The expectation by the local community is that Kirkland Lake Gold Ltd. will continue to operate in accordance with its license conditions and modern community standards and the local community expects and appreciates being informed of changes to the operations.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Stawell Gold Mines has taken a proactive approach to community relations and has endeavored to keep the community up to date with all changes occurring at the mine site and within their community. Community attitudes and expectations have been identified through a range of techniques including:

  One on one discussions;
  Community surveys;
  Information sessions;
  Community meetings;
  Environmental Review Committee; and
  Annual Open Day.
20.5	REHABILITATION AND CLOSURE

Stawell Gold Mines is regulated through the Mineral Resources (Sustainable Development) Act 1990 (MRSDA). It is a requirement of the MRSDA to have a rehabilitation plan and a rehabilitation bond held by the State government. Stawell Gold Mines is required to regularly review their closure plan and rehabilitation bond with the state regulators; this was undertaken in August 2016. Closure costs are derived using a combination of consultants, contractors and the regulator rehabilitation bond calculator. The current bond held by the state for rehabilitation is $5.833M ($1M for demolition and removal of surface infrastructure has been deferred from the bond by the state after an asset valuation for second hand and scrap of the existing infrastructure was shown to be greater than the demolition cost). The bond amount covers the decommissioning and rehabilitation of the surface and underground facilities including:

  Demolition and removal of all surface infrastructure (plant, buildings, roads, services);
  Capping and rehabilitation of tailings storage facilities to native bush (carting and spreading growth material and topsoil, structural works, surface contouring, drainage, seed and seedlings);
  Rehabilitation of open pits (stabilization of pit walls, bunds/fencing, re-vegetation and signage);
  Rehabilitation of underground workings (sealing of any underground accesses and ventilation shafts);
  Rehabilitation of stockpiles/waste dumps (shaping, spreading, contouring and re-vegetation);
  Decommissioning and Post closure costs (To cover the on-going assessment, monitoring and management of the site); and
  Contingency (Imposed by the regulator for unforeseen costs).

The Stawell Gold Mines is a reasonably small compact site and there are very few opportunities to conduct progressive rehabilitation whilst it is in operation. Two closed TSF’s have been filled in and rehabilitated over the life of the mine along with other small areas around site.

The Reserve Tailings Dam has been rehabilitated into the home of the Stawell Clay Target Complex. In 2000 Stawell Gold Mines established a Tailings Experimental Research Facility (TERF) on TSF1 as a field trial to investigate different closure mechanisms for the tailings dams. The University of Melbourne, Curtin University and O’Kane Consultants have undertaken extensive research on this TERF to determine the performance of the cover design system on a number of aspects including:

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines
  Acid Mine Drainage;
  Ecotoxicology;
  Soil stabilization;
  Arsenic uptake;
  Net percolation and water balance; and
  Phyto-stabilization using trees.

The results of these trials have been used to finalize rehabilitation and create an end land use available to community activities.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

21    CAPITAL AND OPERATING COSTS

21.1	UNDERGROUND COSTS

The Stawell Gold Mine site inclusive of the underground operation announced and transitioned into care and maintenance as of the December 13, 2016.

Underground costs detailed in this section have been derived from the 2017 Stawell Gold Mines budget and include current costs for care and maintenance of the underground mine and processing plant.

21.1.1	CAPITAL COSTS

For the purpose of financial reporting all costs incurred under care and maintenance will be treated as operating in nature. These costs are presented below.

21.1.2	OPERATING COSTS

Operating costs for Stawell Gold Mines in 2017 are presented below in Table 21-1. These costs are based upon the budgeted quantity of works planned to be undertaken through the course of 2017.

Underground care and maintenance costs are inclusive of all pumping, ventilation, supervision and associated power.

TABLE 21-1 SGM 2017 OPERATING COST SUMMARY A$

2017 Operating Costs	$,000’s Cost
Stawell Gold Mines Care and Maintenance	9,846
Total	9,846

Care and maintenance costs for Stawell Gold Mines beyond the 2017 budget period are expected to be similar to the current values presented above.

21.2	SURFACE COSTS

Surface mining costs are based on a Project Feasibility Study for the Big Hill Enhanced Development Project prepared by Dean Basile, MAusIMM (CP) and Stuart Hutchin, MAIG, MAusIMM dated June 2014 (the Big Hill Technical Report).

Operating and capital cost estimates were developed by Mining One in conjunction with Newmarket Gold for the Big Hill project. The operating costs used in the feasibility study were based on a contractor tendered mining rates. A shadow bid cost estimate using first principles was carried out to verify the tender rates used are reasonable for a project of this nature and size. Capital cost estimates include initial and sustaining expenditures and have been estimated and obtained from a variety of sources. They are detailed in the following sections.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

21.2.1	CAPITAL COSTS

Overall project capital requirements are assumed to be similar for both Contractor and Owner mining cost models. Owner mining cost models assume that equipment is either fully leased or on a dry/maintained hire agreement.

Capital costs estimates are based on both onsite set up requirements for the surface mining activities, environmental monitoring programs and removal and re-establishment of infrastructure items as per Section 18.7, Table 21-2 and Figure 21-1.

TABLE 21-2 CAPITAL COST ESTIMATE BIG HILL A$ (AS PER JUNE 2014)

Capital Cost Estimate Big Hill	$,000’s Cost
Permitting
Project Site Set Up	2,704
Environmental	7,229
Public Infrastructure	898
GWM Infrastructure	2,798
Communications	773
Mining Set Up	1,639
Mining Equipment	1,380
Operation Fixed Capital	187
Total	17,608

Capital cost estimates were reviewed during 2016 and are in line with modified project considerations.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

21.2.2	OPERATING COSTS

Operating costs for the Big Hill Project were reviewed during 2016 with modified project schedules and material movements.

Operating cost estimates for the Big Hill Project are based upon owner mining costs models with equipment leased for the duration of the project. The operating costs are detailed in Table 21-3.

TABLE 21-3 OPERATING COST ESTIMATE BIG HILL A$

Operating Costs Estimate Big Hill	$,000’s Cost
Surface Mining	1.24
Geology	0.11
Surface Trucking	0.39
Fixed & Labor	2.02
Lease & Hire	1.24
Total	4.99

Operating cost estimates for the Big Hill Project showing proportion of cost drivers below in Figure 21-2.

Mining cost estimates are driven by productivity analysis on the mining schedule to determine cycle times and associated equipment and related labor requirements.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

21.2.2.1 Load and Haul Operations Costs

Load and haulage cost estimates are based upon surface mining schedules as per Section 16.3.2. First principle productivities are calculated using excavator specifications and benchmarks from existing operations.

Table 21-4 outlines the productivity estimates for the load and haulage fleet proposed for the operation.

TABLE 21-4 OPERATING PRODUCTIVITY ESTIMATE BIG HILL

Excavator Productivity	Unit	Value	Value
Excavator Type		EX1200	EX1900-6-BH
Truck Type		Cat_777F	Cat_777F
Digger Configuration		Backhoe	Backhoe
Material Detail
Dry Density	t/BCM	2.1	2.1
Moisture Content	%	2%	2%
Swell Factor	%	15%	15%
Wet Density Loose	t/m^3	1.86	1.86
Wet Bank Density	t/m^3	2.14	2.14
Shovel Details
Bucket Heaped Cap.	m^3	6.7	9.6
Fill Factor	%	85%	85%
Bucket Cap. Volume	BCM	5.0	7.1
Bucket Cap. Weight	t	14.7	19.2
Bucket Cap. Weight	BCM	6.9	9.0
Bucket Cap. Adopted	BCM	5.0	7.1
Truck Details
Tray Capacity	m^3	60.2	60.2
Truck Fill Factor	%	95%	95%
Volume Limit	BCM	49.7	49.7
Rated Payload	t	90.7	90.7
Assumed Overload	%	0	0
Adjusted Payload	t	90.7	90.7
Weight Limit	BCM	42	42
Adopted Capacity	BCM	42	42
Min. Bucket Fill	%	25%	25%
Calculated Passes Per load		9	6
Calculated Passes Per load	(rounded)	9	6
Actual Truck Load	BCM	42	42
Actual Truck Load	t	90.7	90.7
Dump Time	min	1.2	1.2
Excavator Productivity
Cycle Time	sec	25	25
Efficiency Factor	%	100%	100%
1st Pass	sec	9	9
Truck Exchange	sec	38	38
Loading Time	min	4.12	2.87
Max. Productivity	BCM/OH	617	886
Effective Utilisation of operating hours	%	73%	76%
Productivity	BCM/OH	450	670
Productivity	t/OH	945	1,407

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The productivity estimates for each excavator is matched against the mining schedule to determine the required number of excavators. Figure 21-3 below illustrates the total excavator capacity for an EX1900 and EX1200 versus the mining schedule.

Overall excavator operating costs excluding operating labor for the project period equate to A$5,313,000 for a unit rate averaged across the project of A$0.24/t mined and an additional A$0.58/t of rehandle material for reconstruction purposes.

Haulage of ore and waste were modelled in TALPAC software to determine travel time and fuel consumption. Travel time and fuel consumptions were calculated for all haulage routes from each bench to the ROM or waste dump.

In addition, travel times were used to determine the productivity of each truck and thus truck requirements were matched to the mining schedule. Figure 21-4 below illustrates the haul truck requirements.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Overall haulage truck operating costs excluding operating labor for the project period equate to A$11,881,000 for a unit rate averaged across the project of A$0.39/t mined and an additional A$1.64/t of rehandle material for reconstruction purposes.

21.2.2.2 Ancillary Equipment Operator Costs

Ancillary equipment was selected in order to adequately support mining operations. The type and quantity selected over and above what would be required at based on experience with operations of a similar size and nature. Additional ancillary equipment costs are incurred for the project mainly in the increased use of additional bulldozers for excavation, stockpile and re-establishment purposes. Additional water cart and dust suppression equipment and labor allowances have also been added to the ancillary equipment schedule.

Ancillary equipment requirements equate to A$9,955,000 over the life of the project or a unit rate of A$0.79/t mined and an additional A$0.47/t of rehandle material for reconstruction purposes.

21.2.2.3 Drill and Blast Operator Costs

Mining will predominantly be via rip and dig with minimal drill and blast activity scheduled. Due to the relatively small quantity of material expected to be drilled and fired, drill and blast operations will be carried out via a contractor as the quantity does not justify the capital cost.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Drill and blast contractor costs equate to A$2,038,000 over the life of the project or A$2.74/BCM for drill and blast zones.

21.2.2.4 Equipment Leasing and Hire

For the project major items of mobile equipment would be leased with additional equipment hired on an as needs basis. Lease rate calculations have been based on the duration of the project at 10% interest terms.

Leasing, insurance and hire costs for the duration of the project equate to A$19,147,000 or a unit rate of A$1.24/t mined and an additional A$1.46/t of rehandle material for reconstruction purposes.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

22    ECONOMIC ANALYSIS

22.1	UNDERGROUND ECONOMIC ANALYSIS

Section 22 for underground mining has been excluded on the basis that the property is currently in care and maintenance and there are no plans for material expansion of current production, other than in connection with the Big Hill Project.

22.1	BIG HILL ECONOMIC ANALYSIS

Economic Analysis for the Big Hill Project is based upon Feasibility Cost Estimates compiled during 2014 with adjustment as necessary for Project modifications conducted to-date. Cashflow streams consist of Revenue, Capital Costs, Operating Costs and Taxes.

22.1.1	PRODUCTION AND REVENUE

Production and revenue estimates for the Big Hill Project are presented below in Operating Costs .

TABLE 22-1 BIG HILL PRODUCTION AND REVENUE SUMMARY

Description	Unit	Big Hill Project
Ore Production	Mt	2.73
Processing Recovery	%	90
Gold	koz	119
Revenue @ A$1,500/oz gold price	$M	172.9

22.1.2	OPERATING COSTS

Operating costs are comprised of Mining, Waste Rehandle, Processing, Royalties and Administration with further detail provided in Section 16.3.2 and Section 21.2.2. Overall operating costs for the Project are presented below in Table 22-2.

TABLE 22-2 BIG HILL OPERATING COST SUMMARY

Description	Unit	Big Hill Project
Mining	A$M	48.34
Waste Rehandle	A$M	17.23
Processing and General Admin	A$M	40.25
Royalties	A$M	0.24
Total Operating Costs	A$M	106.06
Operating Cost per Ounce	A$/oz	891

The operating cost profile for the Big Hill surface operations is presented below on a quarterly basis in Figure 22-1.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

22.1.3	CASHFLOWS

The overall project cashflow has been divided into four cash streams. All working Capital, stocks, and tax deductions are included in these four cash streams.

The four cash streams are summarized below:

•	Revenue – Based on production with no delay from mining to processing to sales;

•	Capital Costs – Capital costs grouped into nine major capital items as per Section 21.2.1;

•	Operating Costs – Comprised of mining, waste rehandle, processing, administration and royalty costs; and

•	Taxes – Tax assessments use a broad method and are based on tax losses carried forward and a 30% company tax is assumed.

The four cash streams are combined to give an overall project cash flow as presented below in Table 22-3.

TABLE 22-3 BIG HILL CASHFLOW MODEL OUTPUTS SUMMARY A$

Description	Unit	Big Hill Project
Pre-tax
Undiscounted CashFlow	$ 000	46,915
Discounted CashFlow @ 8%	$ 000	37,262
IRR	%	121.4%
Payback Period	quarter	6.38
Post-tax
Undiscounted CashFlow	$ 000	20,584
Discounted CashFlow @ 8%	$ 000	20,007
IRR	%	74.5%
Payback Period	quarter	7.35

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

The quarterly cashflow, cash streams and operating costs of the Big Hill Project are depicted in Figure 22 and Figure 22-3 respectively.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

23    ADJACENT PROPERTIES

There are no adjacent properties of significance to the Stawell Gold Mines.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

24    OTHER RELEVANT DATA AND INFORMATION

The Stawell Gold Mines has no underground mining as the underground operation and processing plant is currently on care and maintenance. As such, no underground Mineral Reserves have been reported given the capital cost requirements of recommencing the operation is now required to be factored into Mineral Reserve costings.

In June 2014, Crocodile Gold Corp. released the results of a Feasibility Study for the Big Hill Enhanced Development Project located adjacent to the Stawell Gold Mine. The Feasibility Study had been completed in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to in the National Instrument 43-101.

Table 24-2 CAPITAL COST SUMMARY summarizes the findings of the Feasibility Study as of June 2014 on the Big Hill Deposit.

TABLE 24-1 BIG HILL FINANCIAL ANALYSIS RESULTS BASED ON A
USD$1,225/oz PRICE AND A US$:A$ EXCHANGE RATE OF 0.87

Financial Analysis	Pre-Tax	Post Tax
Gold Price*	A$1,415	A$1,415
Undiscounted Cash Flow (A$)(M)	49.2	30.3
NPV @ 8% Discount (A$)(M)	38.5	22.6
IRR	125.3%	79.1%
Payback Period (Years)	1.5	1.9

TABLE 24-2 CAPITAL COST SUMMARY

Capital Costs
Pre-production Capital (A$)(M)	A$11.99
Total Project Capital (A$(M)	A$19.60

TABLE 24-3 OPERATING COST SUMMARY

Operating Costs
Mining Cost (A$/t ore)	A$4.83
Waste Rehandle (A$/m3 waste)	A$4.98
Processing Costs (A$/t ore)	A$14.75
Royalty (AUD$/oz)	A$2.00

TABLE 24-4 UNIT COSTS SUMMARY

Unit Costs
Operating Cash Cost (A$/oz)	A$886
All-in Sustaining Cash Cost (A$/oz)	A$1,035

TABLE 24-5 OPERATING PLAN SUMMARY

Operating Plan
Mining Duration (Years)	3.5 – 4
Mining (Days/Yr)	260
Landform Re-establishment (Years)	1-1.5

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 24-6 BIG HILL PROCESSING SUMMARY

Processing
Metallurgical Recovery	90%
Recovered Grade (g/t Au)	1.5
Recovered Gold (oz)	131,000

The Feasibility Study confirmed the technical and economic viability of the Project and highlights the measures taken to achieve levels of compliance beyond that of conventional open pit mining in consideration of proximity to the Stawell community. Self-imposed modified practices have been adopted to mitigate environmental and social impacts, even if not economically optimal.

The Project is currently the subject of an Environmental Effects Statement and Ministerial Assessment.

Substantial work has been done to confirm operational costs, technical support and social impacts. Based on a forecast gold price of A$1,415/oz, the Feasibility Study base case, pre-tax NPV (8%) is A$39M with an IRR of 125%. The most positive characteristic of the Project is its high operating margin; economic sensitivity analyses demonstrate the Project NPV to be resilient to downward movement in gold price and potential upward movement in costs. Table 24-7 and Table 24-8 highlight the Project’s ability to withstand potential market pressures and capacity to capitalize on opportunities.

TABLE 24-7 GOLD PRICE SENSITIVITY ANALYSIS

Gold Price Sensitivity (Pre-tax)
A$/oz	1,300	1,350	1,400	1,450	1,500
NPV (A$M)	26.3	31.6	36.9	42.2	47.6
IRR (%)	97.7%	110.2%	121.9%	133.1%	143.7%
Pre-Tax Payback Period Undiscounted (Years)	1.7	1.6	1.6	1.5	1.5

TABLE 24-8 COST SENSITIVITY ANALYSIS

Change in NPV Pre-tax (%)	-20	-10	0	10	20
Capital costs (A)($M)	42.7	40.6	38.5	36.4	34.3
Operating costs (A)($M)	56.7	47.6	38.5	29.4	20.3

The Big Hill Project is part of an Australian tax-consolidation group, which has non-capital operating losses, which can be applied to reduce taxable income in future years. It is expected that a portion of these losses will be available during the Big Hill time frame which would effectively increase the after-tax value of the project.

The total pre-production capital cost is estimated at A$11.99M and include costs associated with site establishment, relocation of existing infrastructure and environmental impact mitigation. The total capital cost for the Big Hill Enhanced Development Project is estimated at A$19.6M, which includes rehabilitation and end land use amenity consideration. Mine fleet requirements will be pursued through either leasing or dry hire arrangement.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

TABLE 24-9 CAPITAL COST SUMMARY AND PRE-PRODUCTION CAPITAL COSTS

Capital Cost Summary	Unit Cost (A$M)
Permitting	1.85
Project Site Set up	2.56
Public Infrastructure	0.90
Town Water Infrastructures	2.67
Communication and Fire Watch	2.05
Mining Set Up	1.62
Mining Equipment and Operation Fixed Capital	0.34
Pre-production Capital Costs	11.99
Environmental	7.61
Total Project Capital Costs	19.60

Environmental Bonds will reflect incremental payment at key stages of the project and will also reflect bond reduction on completion of progressive rehabilitative works.

A comprehensive first principle mining cost model was developed to provide a shadow bid estimate and compared to the result of a formal tender process. This undertaking forms the basis of mine operating costs used in the Feasibility Study. Processing costs are based on actual costs as realized at Stawell Gold Mines for the treatment of Big Hill Enhanced Development Project ore types.

At the end of mining operations, re-handling and rehabilitation of the pits and waste dumps will be undertaken. Approximately 3.5Mm 3 of material will be re-handled back into the pit voids as part of the rehabilitation. This will complete the progressive rehabilitation program of events.

TABLE 24-10 OPERATING COSTS SUMMARY

Operating Cost Summary	Unit Cost
Mining cost (A$/t rock)	4.83
Waste re-handle cost (A$/m3)	4.98
Processing & Administration cost (A$/t ore)	14.75

Additional operating cost allowances have been incorporated to reflect the adoption of leading practice mine operations and were estimated in the order of more than A$10.6M over the life of the project (Table 24-10). These initiatives are in addition to those environmental management initiatives included within capital costs, and are included within operating unit rates presented.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

25    INTERPRETATION AND CONCLUSIONS

The Stawell Gold Mine site inclusive of the underground operations and processing plant transitioned into care and maintenance as of the December 13, 2016. An underground exploration program exploring the potential for economic mineralization on the Eastern Flank continues during 2017.

The Stawell Project has a significant production history and the site personnel have significant knowledge of the orebody and the mining process, which adds additional support to the methodologies used to estimate the Mineral Resources and Mineral Reserves.

Stawell Gold Mines has in place rigorous processes for the estimation of Mineral Resources and Mineral Reserves. These processes are managed on site and appropriate resources (personnel and drilling) are allocated to this function.

The conclusion of the Authors is that the Mineral Resources and Mineral Reserves as stated in this document are valid and supported by appropriate data collection, sampling, processing, interpretation and estimation methodologies and conform to NI 43-101 guidelines.

Exploration activities continue at the Stawell Gold Mine and it is the opinion of the Authors that additional exploration is warranted as per the descriptions included in Section 9 of this technical report.

There are no known risks or uncertainties, other than previously noted, (outside a significant reduction in gold price assumptions) which could reasonably be expected to affect the reliability or confidence in the exploration information, Mineral Resource or Mineral Reserve estimates or projected economic outcomes discussed in this technical report. The risk of the gold price assumptions has been mitigated by the use of an industry standard approach to estimating the price to be used in all estimations. Further work is required to maintain the understanding of the Mineral Resources and Mineral Reserves of the deposit, which will be completed as required to ensure the successful development of the project.

There is some uncertainty regarding the permitting process for the Big Hill Surface Deposit, however, the Company team understand the obligations to obtaining these approvals and will work within the requirements of the mining department to gain approvals. There is some risk that this could delay the commencement of the operations but it is not of the opinion of the author that this approval will not be granted.

The Authors have made the following interpretations and conclusions:

•

Underground Mineral Reserves reduced to zero through depletion over the course of 2016 and decision to move to care and maintenance in December 2016. Remaining underground material is currently not considered economically viable.

•

Big Hill Mineral Reserve remains the same (132Koz), and has been reviewed in early 2017 by Mr Dean Basile, Principal Mining Engineer, Mining One Consultants to ensure that the economic parameters and project viability remain valid and appropriate when considering the project under current circumstances.

•	A minor reduction in surface Mineral Reserves (-6Koz) is driven by the removal of low-grade surface oxide stockpiles through depletion in 2016.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•

The Stawell Measured and Indicated Mineral Resource increased in inventory over the past 12 months. Mineral Resource depletion was replaced in 2016 through extensional and operational drilling and conversion of Inferred Mineral Resource. The small increase in Indicated ounces in the Magdala Western Flank mineralization does not reflect the extent of conversion during the year. This is a result of a short time frame between delivery of the Mineral Resource and mine scheduling, thus material that was converted during the reporting period is already in production during the same reporting period.

•

A reduction to the Inferred Mineral Resource (-18Koz) is due to resource conversion drilling in 2016. Although there was continued exploration drilling during 2016 there was little addition to Inferred Mineral Resource through exploration drilling on the Eastern Flank (Aurora B), Moray 343 and 486L mid north Magdala. This was a combination of poor assay results (Moray 343), sparse intersection points relative to geological architecture (486L Mid North Magdala and Aurora B) and poor drill angle (Aurora B).

•	Surface Inferred Mineral Resources were increased by 5Koz due to a typographical error in the 2015 Big Hill Surface Inferred figures.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

26    RECOMMENDATIONS

The key recommendations of the Principal Author are in respect of ongoing geological testing and mining evaluation of the Mineral Resources and exploration areas at Stawell Gold Mines:

•

A detailed exploration program is presented in Section 9 of this report, including a proposed program for 2017. These targets and proposed exploration expenditure are summarized in Table 26-1; all areas have had various levels of exploration over recent years.

TABLE 26-1 FORECAST EXPLORATION DRILLING BUDGET ($A) FOR 2017

Prospect	Diamond Drilling ($)
Aurora B	$700,000
Germania Prospect	$400,000
Wal Wal Prospect	$327,000
Totals	$1,427,000

•

Maintain the mine geological program as currently implemented to supplement currently available geological information in the preparation of detailed mine design. It is the opinion of the Authors that there remains sufficient prospectivity within the Stawell Gold Mines tenement to support the proposed programs and budgeted expenditure and it is recommended that ongoing evaluation of this potential be continued and re-evaluated as exploration results are received;

•

Further investigation of the Eastern Flank mineralization should be undertaken, including a detailed structural study of the diamond drill core to understand the down-plunge position of Aurora B and the potential of the mineralized shoots. This understanding will aid in the targeting and design of further diamond drilling campaigns with the intent to extend the Inferred Resource and infill and convert to Indicated Resources;

•	Continuation of diligent QA/QC programs. The outsourcing of sample preparation in 2017 due to the closure of the site lab will need to be closely monitored for quality;

•	Continuation of collection of density measurements and geometallurgical testwork in areas of newly defined mineralization and geology;

•	Geotechnical studies on the Eastern Flank mineralization; and

•	Continuation of collection of multi-element data and analysis of mineralogical trends.

In order to improve the quality of the estimated resources the following actions are also recommended:

•	Continue definition drilling on the Eastern Flank to define the Aurora B and Hampshire mineralization;

•	Maintain high QA/QC practices with managing the drill core acceptance into the database prior to utilization in estimation;

•	Manage the offsite sample preparation to ensure samples continue to present as high quality;

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

•	Perform QKNA analysis of the Aurora B Resource Model with external consultation to ensure best practices in estimation of the Mineral Resource; and

•

Undertake resource estimation risk evaluation on the Eastern Flank mineralization to determine the likely variance in grade and thickness as an aid in classification of Mineral Resource for the next reporting year.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

27    REFERENCES

Arne, D.C., Bierlein, F.P., McNaughton, N., Wilson, C.J.L., Morland, V.J. (1998). Timing of gold mineralization in western and central Victoria, Australia: New constraints from SHRIMP II analysis of zircon grains from felsic intrusive rocks. Ore Geology Review, 13, 251-273.

Basile, D., Hutchins, S. (2014). NI 43-101Technical Report – Big Hill Enhanced Development Project at Stawell Gold Mine, Mineral Resources and Reserves for Crocodile Gold Corp. Prepared by Mining One Consultants.

Beeson, J., Heard, S., Vincent, S., Pittway, N., Cochrane, G. (2016). Review of Structural Data from the Aurora B Diamond Drill Core, Stawell Gold Mine, Western Victoria. SGM Internal Report.

Blythman, R. (2016). Upper South Fault 2 Geology and Resource Model Report. SGM Internal Report.

Cas, R.A.F. (1983). A review of the palaeogeographic and tectonic development of the Palaeozoic Lachlan Fold Belt of southeastern Australia. Geological Society of Australia, Special Publication, 10.

Crawford, A.J. (1988). The Cambrian system in Victoria. Geology of Victoria. J. G. Douglas, and Ferguson, J.A. Melbourne, Geology Society of Australia, Victoria Division Special Publications: 37-62.

Coventry, D., Llorca, J., Keeling, S., Haydon, M., Weymess, P., Brenchley, P., Ross, J., Ankerson, A (2012). Technical Report on Stawell Gold Mines, Victoria, Australia.

Coffey Environments (2008), Stawell Gold Mines – Stage 4(a) – Hydrogeological Assessment, Tailings Storage Facility No 2 Factual Report (Draft). 621.0/10/1

Doronila, A. (2006). Phytostabilisation of arsenic – rich sulphidic gold mine tailings in Victorian goldfields, Australia. Ph.D. Thesis submitted to the School of Botany, University of Melbourne. Melbourne, Australia.

Dowsley, K. (2001). Characterization of a partially oxidized sulphidic tailings dam. Honors Thesis (unpublished). School of Earth Sciences. University of Melbourne.

Foster D.A., Gray, D.R., Kwak, T.A.P., Bucher, M. (1998). Chronology and tectonic framework of turbidite hosted gold deposits in western Lachlan Fold Belt, Victoria: 40Ar-39Ar results: Ore Geology Review, 13, 229-250

Fredericksen, D., Miller, G., Dincer, T. (2008). Technical Report on Stawell Gold Mines, Victoria, Australia.

Gane, M.J. (1998) Gold mineralization within the basalt contact ore zones, Magdala Mine, Stawell, Victoria. Masters Thesis (unpublished). The University of Melbourne, 208p

Gedge, L. (1997). The relationships between structure, gold mineralization and intrusive events at Stawell, Victoria. Unpublished thesis, Melbourne, Australia, The University of Melbourne, 95p

Heard, S. (2013). Mariners Underground Geology and Resource Model Report. SGM Internal Report.

Jupp, B. (2003). Hydrothermal alteration and lithogeochemistry of the Kewell and Wallup prospects and their comparison with the Magdala gold, Stawell, Victoria. Unpublished thesis, Melbourne, Australia, The University of Melbourne, 193p

Kaufman, A. (2003). The volcano-sedimentary and structural evolution of the Wildwood prospect, Western Lachlan Orogen. Unpublished thesis, Melbourne, Australia, The University of Melbourne, 85p

LanePiper. (2008). 207119 Report 01.2 Environmental Audit Report Stawell Gold Mine Leviathan Rd, Stawell Vic, January 2008

Lllorca, J.P., Schunke, N., (2012). Crocodile Gold Corp. NI 43-101 Report Stawell Gold Mines, Victoria, Australia.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Mapani, S.E., Wilson, C.J.L. (1994). Structural evolution and gold mineralization in the Scotchmans Fault Zone, Magdala Gold Mine, Stawell, Western Victoria, Australia. Economic Geology, 89, 566-583

Miller, J.McL., Wilson, C.J.L, Dugdale, L.J. (2006). Stawell gold deposit: a key to unravelling Cambrian to Early Devonian structural evolution of the western Victorian goldfields, Australian Journal of Earth Sciences, 53, 677-695

Miller, J.McL., Wilson, C.J.L. (2004a). Structural Analysis of faults related to a heterogeneous stress history: reconstruction of a dismembered gold deposit, Stawell, western Lachlan Fold Belt, Australia. Journal of Structural Geology, 26, 1231-1256

Miller, J.McL., Wilson, C.J.L. (2004b). Stress controls on intrusion-related gold lodes: Wonga Gold Mine, Stawell, Western Lachlan Fold Belt, southeastern Australia. Economic Geology, 99, 941-963

Miller, J. McL., Wilson, C.J.L. (2002). The Magdala Lode System, Stawell, Southeastern Australia: Structural style and relationship to gold mineralization across the western Lachlan Fold Belt. Economic Geology, 97, 325-349

NQ, Groundwater & Environment (2011). Modelling of physical groundwater control options and cost estimates for ozone remediation at Stawell Gold Mines, July 2011.

NQ, Groundwater & Environment (2012). Review of Conceptual Groundwater Model with reference to the detection of SCN in Bore PS585.

Oldmeadow, D. (2008). Geochemical evolution of experimental tailings rehabilitations systems at Stawell Gold Mine, Victoria, Australia: implications for the use of thin composite cover in storage of sulphidic gold mine tailings. Thesis, Curtin University of Technology.

Pritchard, E.G. (2001). The Magdala Basalt in the east exploration decline, Magdala Gold Mine, Stawell Victoria: Petrography, alteration paragenesis and structural style. School of Earth Sciences, The University of Melbourne, 68p

Rockwater. (2010). Summary report on hydrogeological assessment and modelling of possible seepage from tailings storage facility No2. 621.0/101, March 2010.

Robinson, J.A., Wilson, C.J.L, Rawling T.J. (2006). Numerical modelling of an evolving gold -lode system: structural and lithological controls on ore-shoot formation in the Magdala Gold Mine, western Victoria, Australian Journal of Earth Sciences, 54, 799 – 823.

Robinson, J.A. (2005). Nature of the Mineralized (ore-shoot) environment within the Magdala Gold Deposit, western Lachlan Fold Belt, Australia, Unpublished thesis, Melbourne, Australia, The University of Melbourne, 373p

Schaubs, P.M., Wilson, C.J.L. (2002). The relative roles of folding and faulting in controlling gold mineralization along the Deborah anticline, Bendigo, Victoria, Australia. Economic Geology, 97, 351-370

Squire, R.J., (2004). Stawell Au Deposit – ARC Linkage Project: June 2004 progress report, Unpublished

Squire, R.J., Wilson, C.J.L. (2005). Tectonic responses to super-continent formation: correlation of Cambrian geological events along proto-Pacific margin of East Gondwana. Journal of the Geological Society, London, 162, 749-761 Mineral Resources and Reserves.

Tracey, J (2012). Mid Magdala Geology and Resource Model Report. SGM Internal Report.

Tracey, J (2013). Big Hill Davis Geology and Resource Model Report. SGM Internal Report.

Tracey, J (2015). Below Scotchmans 250 Geology and Resource Model Report. SGM Internal Report.

Tracey, J (2016). Moray Geology and Resource Model Report. SGM Internal Report.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Tracey, J (2015). Federal Albion South Geology and Resource Model Report. SGM Internal Report.

Tracey, J., Blythman, R. (2014). Magdala S6000 Geology and Resource Model Report. SGM Internal Report.

Tracey, J., Chapman, W. (2014). Technical Report on Stawell Gold Mines, Victoria, Australia.

Tracey, J., Chapman, W. (2015). Technical Report on Stawell Gold Mines, Victoria, Australia.

Vandenberg, A.H.M., Willman, C.E., Maher, S., Simons, B.A., Cayley, R.A., Taylor, D.H., Morland, V.J., More, D.H., and Radojkovic A. (2000). The Tasman Fold Belt System in Victoria, Geological Survey of Victoria Special Publication

Vann, J, Jackson, S, and Bertoli, O. (2003). Quantitative Kriging Neighborhood Analysis for the Mining Geologist — A Description of the Method with worked case examples, in Proceedings of the, 5th International Mining Geology Conference (Australasian Institute on Mining and Metallurgy, Melbourne)

Watchorn, R.B., Wilson, C.J.L (1989). Structural setting of the gold mineralization at Stawell, Victoria, Australia. Economic Geology Monographs, 6, 292-309

Wilson, C.J.L., Will, T.M., Cayley, R.A., Chen, S. (1992). Geologic framework and tectonic evolution in Western Victoria, Australia. Tectonophysics, 214, 93-127

Xu, G., Powell, R., Wilson, C.J.L., Will, T.M. (1994). Contact metamorphism around the Stawell granite, Victoria, Australia. Journal of Metamorphic Geology, 12, 609-624

Websites used

http://www.kitco.com/

http://www.abs.gov.au

http://www.crirsco.com/docs/cim_definition_standards_20142.pdf

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

28    SIGNATURE PAGE

CERTIFICATE OF QUALIFIED PERSON

I, John Winterbottom, BSc, PGCert and MAIG, as an author of this report entitled “REPORT ON THE MINERAL RESOURCES & MINERAL RESERVES OF THE STAWELL GOLD MINE” dated effective December 31, 2016 prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am Geology Manager, at Stawell Gold Mines Pty Ltd, located at Leviathan Road, Stawell, Victoria, Australia 3380.

2.	This certificate applies to the technical report entitled “REPORT ON THE MINERAL RESOURCES & MINERAL RESERVES OF THE STAWELL GOLD MINE”, dated effective December 31, 2016 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree in Geology from the University of Wollongong, Wollongong, in 1996, and a Post graduate Certificate in Geostatistics from Edith Cowan University Western Australia, in 2004. I have worked as a geologist since graduation from university in 1996. During that time, I have been employed as mine geologist, resource geologist, Technical Services Manager and Geology Manager, at several mining companies. I am a member in full standing of the Australian Institute of Geoscientists with Registration No. 6112.

4.	I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-

101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I currently work at the Stawell Gold Mines.

6.	I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 17, 19, 20, 23, 24, 25, 26, 27 & 28 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I have prior involvement with the property that is the subject of the Technical Report and have worked at Stawell Gold Mines since September 2016 in the role Geology Manager.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Dated this 30th day of March, 2017.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

CERTIFICATE OF QUALIFIED PERSON

I, Ian Holland, BSc, MMinGeoSc, FAusIMM, as an author of this report entitled “REPORT ON THE MINERAL RESOURCES & MINERAL RESERVES OF THE STAWELL GOLD MINE” dated effective December 31, 2017 prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am General Manager - Victorian Operations, at Kirkland Lake Gold, located at Fosterville Gold Mine, McCormicks Road, Fosterville, VIC, 3557.

2.	This certificate applies to the technical report entitled “REPORT ON THE MINERAL RESOURCES & MINERAL RESERVES OF THE STAWELL GOLD MINE”, dated effective December 31, 2016 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree in Geology from James Cook University, Townsville, Australia in 1997, and a Master of Minerals Geoscience from James Cook University, Townsville, Australia, in 2007. I have worked in the industry since graduation from university in 1997. During that time, I have been employed as a mine geologist and senior manager at several mining companies. I am a Fellow in full standing of the Australasian Institute of Mining & Metallurgy (FAusIMM) with Registration No. 210118.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43- 101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I last visited the Stawell Gold Mine, subject of the Technical Report, on 10th February, 2017.

6.	I am responsible for Sections 1-3, 15, 16, 18, 21-22 and 25-28 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.

I have prior involvement with the property that is the subject of the Technical Report. I have worked for Kirkland Lake Gold (and predecessor companies) for the previous nine years and have regularly visited over this period. My current role as General Manager – Victorian Operations includes oversight of all activities at the Stawell site.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Technical Report	Kirkland Lake Gold
December 2016	Stawell Gold Mines

Dated this 30th day of March, 2017.